          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10,2001
                                                           REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           -------------------------

                               SANMINA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           -------------------------

            DELAWARE                          3672                        77-0228183
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)       IDENTIFICATION NUMBER)

                           -------------------------

                                    JURE SOLA
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               SANMINA CORPORATION
                             2700 NORTH FIRST STREET
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 964-3500
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)


                           -------------------------


                                   Copies to:

  CHRISTOPHER D. MITCHELL, ESQ.                              G. WILLIAM SPEER, ESQ.
       JON LAYMAN, ESQ.                            POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
      MARK METCALF, ESQ.                           191 PEACHTREE STREET, N.E., 16TH FLOOR
WILSON SONSINI GOODRICH & ROSATI                              ATLANTA, GA 30303
    PROFESSIONAL CORPORATION                                    (404) 572-6600
      650 PAGE MILL ROAD
     PALO ALTO, CA 94304
       (650) 493-9300

                           -------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the merger referred to herein.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]____________

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________

                           -------------------------

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                              PROPOSED          PROPOSED
                                                               MAXIMUM           MAXIMUM
          TITLE OF EACH CLASS               AMOUNT            OFFERING          AGGREGATE             AMOUNT OF
            OF SECURITIES TO                TO BE               PRICE           OFFERING             REGISTRATION
             BE REGISTERED              REGISTERED (1)        PER SHARE         PRICE (2)                FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock
   $0.01 par value..................  198,605,240 shares       $28.105         $5,581,800,270         $ 1,395,451
======================================================================================================================

 (1) Based upon the maximum number of shares of common stock, par value $0.01 per share, of Sanmina Corporation that may be issued pursuant to the merger.

 (2) Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended, and computed pursuant to Rules 457(f) and (c) under the Securities Act based on (i) $28.105 the average of the high and low per share prices of common stock, par value $0.10 per share, of SCI Systems, Inc. on the New York Stock Exchange on August 9, 2001.


 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
 ===============================================================================

[Sanmina Logo]                                                        [SCI Logo]

To the stockholders of Sanmina Corporation and the stockholders of SCI Systems, Inc.

     After careful consideration, the boards of directors of Sanmina and SCI have approved a merger between Sanmina and SCI.

     In the merger, each share of SCI common stock will be exchanged for 1.36 shares of Sanmina common stock. Sanmina common stock is traded on the Nasdaq National Market System under the trading symbol "SANM." On August 9, 2001, the closing price of Sanmina common stock was $21.03 per share.

     Following the merger, Sanmina's board of directors will be composed of ten members: seven will be from the current Sanmina board and three will be from the current SCI board. The executive leadership will include officers from both companies, with Jure Sola, current chairman and chief executive officer of Sanmina, as co-chairman and chief executive officer of Sanmina, and Randy Furr, current president and chief operating officer of Sanmina, continuing in his current positions. A. Eugene Sapp, Jr., current chairman and chief executive officer of SCI, will be appointed as co-chairman of Sanmina, and Robert C. Bradshaw, current president and chief operating officer of SCI, will be the president of EMS operations of Sanmina.

     The merger cannot be completed unless a quorum of the outstanding shares are represented in person or by proxy at each of the special meetings described below, and a majority of the Sanmina shares outstanding and entitled to vote, and a majority of the SCI shares outstanding and entitled to vote, are voted in favor of the proposals presented. The attached joint proxy statement/prospectus provides detailed information concerning Sanmina, SCI, the merger and the proposals related to the merger. Please give all of the information contained in the joint proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" on page 20 of this joint proxy statement/ prospectus.

     AFTER CAREFUL CONSIDERATION, THE BOARDS OF DIRECTORS OF BOTH SANMINA AND SCI HAVE DETERMINED THE MERGER TO BE FAIR TO YOU AND IN YOUR BEST INTERESTS. THE BOARDS OF DIRECTORS OF SANMINA AND SCI HAVE ADOPTED THE MERGER AGREEMENT AND APPROVED THE MERGER, AND RECOMMEND ADOPTION OF THESE PROPOSALS AND YOUR VOTING IN FAVOR OF THE PROPOSALS PRESENTED IN THE ATTACHED JOINT PROXY STATEMENT/PROSPECTUS.

     Stockholders of Sanmina and SCI are cordially invited to attend the special meeting of their company to vote on the merger:

     The special meeting of SANMINA STOCKHOLDERS will be held on [          ],
2001 at [     ] local time at [     ]. Only stockholders who hold shares of
Sanmina at the close of business on [          ], 2001 will be entitled to vote
at this special meeting.

     The special meeting of SCI STOCKHOLDERS will be held on [          ], 2001
at [     ] local time at [          ]. Only stockholders who hold shares of SCI
at the close of business on [          ], 2001 will be entitled to vote at this
special meeting.

     Please use this opportunity to take part in the affairs of Sanmina and SCI by voting on the merger. Whether or not you plan to attend the Sanmina or SCI special meeting, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope. You may also vote your shares by telephone or on the Internet. Returning the proxy card or voting by telephone or on the Internet does NOT deprive you of your right to attend the meeting and to vote your shares in person. YOUR VOTE IS VERY IMPORTANT.

     We appreciate your consideration of this matter.

Jure Sola                                  A. Eugene Sapp, Jr.
Chairman and Chief Executive Officer       Chairman and Chief Executive Officer
Sanmina Corporation                        SCI Systems, Inc.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This joint proxy statement/prospectus is dated [          ], 2001 and was
first mailed to holders of Sanmina common stock and SCI common stock on or about
[          ], 2001.

                     WHERE TO OBTAIN ADDITIONAL INFORMATION

     The enclosed joint proxy statement/prospectus incorporates important business and financial information about Sanmina and SCI from documents filed with the Securities and Exchange Commission that are not included in or delivered with the enclosed joint proxy statement/prospectus. This information is available without charge upon your written or oral request. You can obtain the information incorporated by reference in the joint proxy statement/prospectus at the Internet website that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from Sanmina Corporation and SCI Systems, Inc.

Sanmina Corporation                            SCI Systems, Inc.
2700 North First Street                        2101 West Clinton Avenue
San Jose, California 95134                     Huntsville, Alabama 35805
By email: info@sanmina.com                     By email: shareholder.info@scimail.sci.com
By telephone: (408) 964-3500                   By telephone: (256) 882-4800

     IF YOU WOULD LIKE TO REQUEST ANY INFORMATION, PLEASE DO SO BY [          ],
2001, IN ORDER TO RECEIVE IT BEFORE THE SPECIAL MEETINGS.

                              SANMINA CORPORATION
                            2700 NORTH FIRST STREET
                           SAN JOSE, CALIFORNIA 95134

                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           [                  ], 2001
                            AT [                  ]

                             ---------------------

To Our Stockholders:

     A special meeting of stockholders of Sanmina Corporation will be held at
[               ] located at [               ] on [               ], 2001 at
[          ], local time, for the following purposes:

          1. To approve the issuance of shares of Sanmina common stock in the merger of Sun Acquisition Subsidiary, Inc., a wholly-owned subsidiary of Sanmina, with and into SCI Systems, Inc., as contemplated by the Amended and Restated Agreement and Plan of Reorganization dated as of July 13, 2001, by and among Sanmina, Sun Acquisition Subsidiary and SCI. Sanmina will issue 1.36 shares of its common stock in exchange for each share of outstanding SCI common stock.

          2. To approve an amendment to Sanmina's Restated Certificate of
     Incorporation to change Sanmina's corporate name to [               ]
     effective upon the consummation of the merger provided for in the Amended and Restated Agreement and Plan of Reorganization dated as of July 13, 2001, by and among Sanmina, Sun Acquisition Subsidiary and SCI.

          3. To transact any other business that properly comes before the special meeting or any adjournment or postponement thereof.

     The accompanying joint proxy statement/prospectus describes the proposed merger and other proposals in more detail. We encourage you to read the entire document carefully. In particular, you should carefully consider the discussion entitled "Risk Factors."

     Stockholders of record at the close of business on [               ], 2001
are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Holders of shares of Sanmina common stock on the record date will be entitled to one vote for each share of Sanmina common stock held on each matter submitted to a vote at the special meeting. The affirmative vote of at least a majority of the shares of Sanmina common stock present or represented by proxy at the special meeting is required to approve the issuance of Sanmina common stock to SCI stockholders in connection with the merger. The affirmative vote of at least a majority of the shares of Sanmina's common stock outstanding and entitled to vote on the record date is required to approve the change of Sanmina's corporate name.

     Certain stockholders of Sanmina who, as of [               ], 2001,
beneficially own and have voting control over approximately [     ]% of the
outstanding shares of Sanmina common stock have agreed to vote FOR the adoption of the merger agreement and the approval of the merger, the share issuance and the name change.

     THE SANMINA BOARD OF DIRECTORS CAREFULLY CONSIDERED THE TERMS OF THE PROPOSED MERGER, DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE IN THE BEST INTERESTS OF SANMINA AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ISSUANCE OF SANMINA COMMON STOCK AND THE CHANGE OF SANMINA'S CORPORATE NAME.

                                          By Order of the Board of Directors of
                                          Sanmina Corporation

                                          Christopher D. Mitchell, Esq.
                                          Secretary

San Jose, California
[               ], 2001

     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU MAY ALSO VOTE YOUR SHARES BY GRANTING A PROXY BY TELEPHONE OR ON THE INTERNET. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE MEETING.

                               SCI SYSTEMS, INC.
                            2101 WEST CLINTON AVENUE
                           HUNTSVILLE, ALABAMA 35805

                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                              [            ], 2001
                                  AT [      ]

                             ---------------------

To Our Stockholders:

     We invite you to attend a special meeting of stockholders of SCI Systems,
Inc. to be held at [       ] a.m., on [          ], 2001 at [
     ], for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Reorganization dated as of July 13, 2001 by and among Sanmina Corporation, a Delaware corporation, Sun Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Sanmina, and SCI Systems, Inc., a Delaware corporation, and to approve the merger provided for therein, as described in more detail in the joint proxy statement/prospectus that accompanies this notice.

          2. To transact any other business that may properly come before the meeting or any adjournment or postponement thereof.

     The accompanying joint proxy statement/prospectus describes the proposed merger and the other proposals in more detail. We encourage you to read the entire document carefully. In particular, you should carefully consider the discussion in the section entitled "Risk Factors."

     Stockholders of record at the close of business on [          ], 2001 are
entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Holders of shares of SCI common stock on the record date will be entitled to one vote for each share of SCI common stock held on each matter submitted to a vote at the special meeting. The affirmative vote of at least a majority of the votes entitled to be cast by holders of shares of SCI common stock outstanding and entitled to vote is required to approve and adopt the merger agreement and approve the merger.

     Certain stockholders of SCI who, as of [          ], 2001, beneficially own
and have voting control over approximately [ ]% of the outstanding shares of SCI common stock have agreed to vote FOR the approval and adoption of the merger agreement and the approval of the merger.

     THE BOARD OF DIRECTORS OF SCI HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND HAS DETERMINED THAT THE MERGER, UPON THE TERMS AND CONDITIONS CONTAINED IN THE MERGER AGREEMENT, IS IN THE BEST INTERESTS OF, AND IS ON TERMS THAT ARE FAIR TO, SCI'S STOCKHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

                                          By Order of the Board of Directors of
                                          SCI Systems, Inc.

                                          Michael M. Sullivan, Esq.
                                          General Counsel and Secretary

Huntsville, Alabama
[          ], 2001

     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU MAY ALSO VOTE YOUR SHARES BY GRANTING A PROXY BY TELEPHONE OR ON THE INTERNET. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE MEETING.

                               TABLE OF CONTENTS

                                                               PAGE
                                                              -------
Summary of the Joint Proxy Statement/Prospectus.............        1
Where You Can Find More Information.........................        9
Forward Looking Statements..................................       11
Recent Developments.........................................       11
Summary Selected Financial Data.............................       12
Summary Unaudited Pro Forma Combined Condensed Financial
  Data......................................................       14
Comparative Per Share Market Price Data.....................       18
Dividend Policy.............................................       19
Risk Factors................................................       20
The Special Meeting of Sanmina Stockholders.................       36
The Special Meeting of SCI Stockholders.....................       39
The Merger..................................................       42
The Merger Agreement........................................       69
Agreements Related to the Merger............................       79
Unaudited Pro Forma Combined Condensed Financial
  Statements................................................       85
Description of Sanmina Capital Stock........................       92
Comparison of Rights of Holders of Sanmina Common Stock and
  SCI Common Stock..........................................       95
Vote Required and Board of Directors' Recommendation........      100
Other Proposals.............................................      101
Legal Matters...............................................      101
Experts.....................................................      101
Appendices:
  Amended and Restated Agreement and Plan of Reorganization,
     dated as of July 13, 2001..............................  Annex A
  Opinion of Merrill Lynch, Pierce, Fenner & Smith
     Incorporated...........................................  Annex B
  Opinion of Goldman, Sachs & Co. ..........................  Annex C

                SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

     This joint proxy statement/prospectus pertains to the merger of a wholly-owned subsidiary of Sanmina with and into SCI, and it is being sent to the holders of Sanmina common stock and the holders of SCI common stock. This summary may not contain all of the information that is important to you. You should read carefully this entire document, including the merger agreement and its exhibits and other documents attached to this joint proxy statement/prospectus and the other documents referenced in it, for a more complete understanding of the merger. In particular, you should read the merger agreement (and the exhibits thereto), which is attached as Annex A, the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is attached as Annex B, and the opinion of Goldman, Sachs & Co., which is attached as Annex C.

                                 THE COMPANIES

Sanmina Corporation                            SCI Systems, Inc.
2700 North First Street                        2101 West Clinton Avenue
San Jose, California 95134                     Huntsville, Alabama 35805
(408) 964-3500                                 (256) 882-4800
www.sanmina.com                                www.sci.com
Sanmina is a leading supplier of customized    SCI is one of the world's premier providers
integrated electronics manufacturing           of electronic manufacturing services and one
services, including turnkey electronic         of the leaders in surface mount technology
assembly and turnkey manufacturing management  production capacity. SCI pioneered the services, to original equipment manufacturers  electronic contract manufacturing services
in the electronics industry. Sanmina's         industry, which encompasses a full range of
electronic manufacturing services consist      outsourcing services to U.S. and
primarily of the manufacture of complex        international OEMs for the global production
printed circuit board assemblies using         and assembly of electronic products,
surface mount and pin-through-hole             including engineering, advanced supply chain
interconnection technologies, the manufacture  management and inventory management, testing,
of custom design backplane assemblies,         distribution and depot repair services. SCI
fabrication of complex multilayer printed      designs, manufactures, distributes, and
circuit boards, electronic enclosure systems   services electronic products for virtually
manufacture and testing and assembly of        every market segment, including the computer,
completed systems. In addition to assembly,    peripheral, datacom, telecom, medical,
turnkey manufacturing management also          industrial, consumer, aerospace, defense and
involves procurement and materials             entertainment industries, as well as the U.S.
management, as well as consultation on         government.
printed circuit board design and
manufacturability. Sanmina also manufactures
custom cable and wire harness assemblies for
electronics industry OEMs. These
manufacturing services are provided by
Sanmina personnel at Sanmina's facilities.

                  WE ARE PROPOSING A MERGER OF SANMINA AND SCI

Q:   WHAT IS THE PROPOSED MERGER? (SEE PAGE 42)

A. In the proposed merger, SCI will merge with a wholly-owned subsidiary of Sanmina. SCI will survive the merger as a wholly-owned subsidiary of Sanmina. The merger agreement is attached to this joint proxy statement/prospectus as Annex A. You are encouraged to read it carefully.

Q:   WHAT WILL I RECEIVE IN THE MERGER? (SEE PAGES 42 AND 69)

A.   Following the merger:

     - SCI stockholders will receive, in exchange for each of their shares of SCI common stock, 1.36 shares of Sanmina common stock.

     - Each option to purchase SCI common stock outstanding immediately before the completion of the merger will automatically become an option to purchase shares of Sanmina common stock. The number of shares of Sanmina common stock which may be purchased under each assumed option will be equal to the product of the number of SCI shares that were purchasable before the merger multiplied by 1.36, rounded down to the nearest number of whole shares of Sanmina common stock. The exercise price per share will be the pre-merger exercise price divided by 1.36 and rounded up to the nearest whole cent.

     - Instead of fractional shares in the merger, SCI stockholders will receive cash in an amount equal to the fraction multiplied by the average closing prices reported on the Nasdaq National Market System for Sanmina common stock for the five trading days immediately preceding the effective date of the merger.

Q:   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A. Sanmina and SCI are working toward completing the merger as quickly as possible. We hope to complete the merger no later than the end of the fourth calendar quarter of 2001.

Q:   ARE THERE RISKS INVOLVED IN UNDERTAKING THE MERGER? (SEE PAGE 20)

A. Yes. In evaluating the merger, you should carefully consider the factors discussed in the section of the joint proxy statement/prospectus entitled "Risk Factors" beginning on page 21.

Q:   ARE THERE CONDITIONS TO COMPLETION OF THE MERGER? (SEE PAGES 75-76)

A. Yes. Sanmina's and SCI's respective obligations to complete the merger are subject to the satisfaction or waiver of certain specified closing conditions. If either Sanmina or SCI waives any conditions, each company will consider the facts and circumstances at that time and make a determination whether a resolicitation of proxies from its respective stockholders is appropriate.

Q:   IS THE MERGER SUBJECT TO GOVERNMENTAL APPROVALS? (SEE PAGES 66-67)

A. Yes. This merger is subject to review by the Department of Justice and the Federal Trade Commission to determine whether it is in compliance with applicable antitrust laws. The merger is also subject to the approval of the European Commission under the competition laws of the European Union, and the Competition Bureau of Canada under the competition laws of Canada. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the competition laws of the European Union and Canada, the merger may not be consummated until the specified waiting period requirements under those laws have been satisfied. Sanmina and SCI also have filed a premerger notification form with the antitrust agency in Brazil and may be required to file a premerger notification form with the antitrust agency in Mexico, and possibly other countries, and observe any applicable waiting periods before closing the merger. The merger may also be subject to regulatory review by other U.S. governmental authorities and by regulatory authorities in other jurisdictions.

Q:   WHAT STOCKHOLDER APPROVALS ARE REQUIRED FOR THE MERGER? (SEE PAGE 74)

A. The affirmative vote of the holders of at least a majority of the shares of Sanmina common stock present or represented by proxy at the special meeting must approve the issuance of Sanmina common stock to SCI stockholders in the merger. The affirmative vote of the holders of at least a majority of the shares of Sanmina common stock outstanding and entitled to vote on the record date must approve the changing of Sanmina's corporate name to
     [          ] effective upon the consummation of the merger.

     The affirmative vote of the holders of at least a majority of the shares of SCI common stock outstanding and entitled to vote on the record date must approve and adopt the merger agreement and approve the merger.

Q: ARE THERE ANY STOCKHOLDERS ALREADY COMMITTED TO VOTING IN FAVOR OF THE MERGER AND THE SHARE ISSUANCE? (SEE PAGE 79)

A.   Yes.

     - Sanmina stockholders who collectively hold approximately [     ]% of the
       outstanding Sanmina common stock as of [               ], 2001 entered
       into voting agreements requiring them to vote all of their beneficially owned shares in favor of approving the share issuance and the name change.

     - SCI stockholders who collectively hold approximately [     ]% of the SCI
       common stock outstanding as of [               ], 2001 entered into
       voting agreements requiring them to vote all of their beneficially owned shares for approval and adoption of the merger agreement and approval of the merger.

Q:   WHO WILL BE THE DIRECTORS OF SANMINA FOLLOWING THE MERGER? (SEE PAGE 74)

A. Following the merger, the board of directors of Sanmina is expected to consist of the seven current members of Sanmina's board of directors and three members of SCI's current board of directors.

Q: WHO WILL BE THE PRINCIPAL EXECUTIVE OFFICERS OF SANMINA FOLLOWING THE MERGER? (SEE PAGES 80-84)

A. Following the merger, the executive management team of Sanmina is expected to include:

     - Jure Sola, as co-chairman and chief executive officer of Sanmina;

     - A. Eugene Sapp, Jr., as co-chairman of Sanmina;

     - Randy Furr, as president and chief operating officer of Sanmina;

     - Rick Ackel, as chief financial officer of Sanmina; and

     - Robert C. Bradshaw, as president of EMS operations of Sanmina.

            OUR REASONS FOR PROPOSING THE MERGER OF SANMINA AND SCI

Q:   WHY ARE SANMINA AND SCI PROPOSING THE MERGER? (SEE PAGE 45)

A. The boards of directors of Sanmina and SCI believe that a combined company would be better positioned to compete in the global electronics manufacturing services market and will create the opportunity for Sanmina and SCI to:

     - build an industry-leading electronics manufacturing services company that is able to provide customers with a full range of manufacturing services;

     - enhance their ability to serve their existing customer base through increased scale and a broader global presence;

     - utilize Sanmina's fabrication capabilities across a larger revenue base to realize additional operating efficiencies; and

     - compete more effectively for original equipment manufacturer divestitures and other acquisition transactions.

Q: DOES THE BOARD OF DIRECTORS OF SANMINA RECOMMEND VOTING IN FAVOR OF ADOPTING THE MERGER AGREEMENT AND APPROVING THE MERGER, THE SHARE ISSUANCE AND THE NAME CHANGE? (SEE PAGES 45-47)

A. Yes. After careful consideration, the members of Sanmina's board of directors unanimously recommends that Sanmina stockholders vote in favor of approving the issuance of Sanmina common stock in the merger and the change of Sanmina's corporate name.

Q: DOES THE BOARD OF DIRECTORS OF SCI RECOMMEND VOTING IN FAVOR OF THE MERGER AGREEMENT AND THE MERGER? (SEE PAGES 47-49)

A. Yes. After careful consideration, SCI's board of directors unanimously recommends that its stockholders vote in favor of approval and adoption of the merger agreement and the approval of the merger.

Q: DO PERSONS INVOLVED IN THE MERGER HAVE INTERESTS WHICH MAY CONFLICT WITH MINE? (SEE PAGE 63)

A. Yes. When considering the recommendations of Sanmina's and SCI's respective boards of directors, you should be aware that certain SCI directors and officers have interests in the merger that are different from, or are in addition to, yours. These interests include the employment of the SCI executive officers by Sanmina or the SCI subsidiary after the merger, the appointment of A. Eugene Sapp, Jr., Wayne Shortridge and Jackie M. Ward to Sanmina's board of directors and the indemnification of directors and officers of SCI, as provided in the merger agreement, against certain liabilities both before and after the merger.

     In addition, Sanmina director Joseph M. Schell serves as chairman of global technology investment banking of Merrill Lynch & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated, the corporate parent of Merrill Lynch & Co., served as Sanmina's financial advisor on the merger. Mr. Schell abstained from voting on proposals related to the merger.

Q: DID SANMINA'S AND SCI'S FINANCIAL ADVISORS RENDER OPINIONS CONCERNING THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW? (SEE PAGES 49-63)

A.   Yes.

     In connection with the merger:

     - Sanmina's board of directors considered the opinion it received from Merrill Lynch, Pierce, Fenner & Smith Incorporated, as to the fairness, from a financial point of view, on the date of such opinion, to Sanmina of the exchange ratio provided for in the merger agreement; and

     - SCI's board of directors considered the opinion it received from Goldman, Sachs & Co. that, as of the date of such opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of SCI common stock.

     The full text of the written opinions of Merrill Lynch and Goldman Sachs dated July 13, 2001, which set forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinions, are contained in Annex B and Annex C, respectively. Merrill Lynch and Goldman Sachs provided their respective opinions for the information and assistance of the board of directors of Sanmina and SCI, respectively, in connection with its consideration of the merger. Neither the Merrill Lynch opinion nor the Goldman Sachs opinion is a recommendation as to how any stockholder should vote with respect to the transaction. We urge you to read the opinions in their entirety.

                           STEPS FOR YOU TO TAKE NOW

Q:   WHAT DO I NEED TO DO NOW? (SEE PAGES 36-41)

A. After carefully reading and considering the information contained in this joint proxy statement/ prospectus, please vote your shares by:

     - mailing your signed proxy card in the enclosed return envelope; or

     - granting a proxy by telephone or on the Internet.

     IF YOU DO NOT INCLUDE INSTRUCTIONS ON HOW TO VOTE YOUR PROPERLY SIGNED PROXY CARD, YOUR COMMON STOCK WILL BE VOTED "FOR" APPROVAL OF MATTERS RELATED TO THE MERGER.

     YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN.

Q:   WHEN AND WHERE WILL THE VOTES TAKE PLACE? (SEE PAGES 36-41)

A.   Special meeting of Sanmina stockholders.  The Sanmina special meeting will
     be held at [               ] at [               ] on [               ],
     2001, starting at [          ], local time.

     Special meeting of SCI stockholders.  The SCI special meeting will be held
     at [               ] on [               ], 2001, starting at [          ],
     local time.

Q:   SHOULD I SEND IN MY SCI STOCK CERTIFICATES NOW? (SEE PAGE 65)

A. No. After the merger is completed, Sanmina will send you written instructions for exchanging your SCI stock certificates for Sanmina stock certificates.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME? (SEE PAGES 37 AND 40)

A. No. Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker.

Q:   WHAT DO I DO IF I WANT TO CHANGE MY VOTE? (SEE PAGES 38 AND 41)

A. You can change your vote at any time before your proxy is voted at your special meeting. There are several ways for you to do this:

     - send written notice to the secretary of Sanmina or SCI (as appropriate) that you wish to revoke your proxy;

     - send a completed proxy card bearing a date later than your original proxy card prior to the vote at the special meeting;

     - grant a new telephone or Internet proxy prior to the vote at the special meeting; or

     - attend the meeting and vote in person.

Q:   WHAT HAPPENS IF AN SCI STOCKHOLDER DOES NOT VOTE? (SEE PAGE 40)

A. If an SCI stockholder fails to grant a proxy or vote at the special meeting, it will have the same effect as a vote against approval and adoption of the merger agreement and approval of the merger. If you return your proxy and do not indicate how you want to vote, your proxy will be counted as a vote to approve and adopt the merger agreement and approve the merger.

     If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. Consequently, your abstention will have the same effect as a vote against approval and adoption of the merger agreement and approval of the merger.

Q:   WHAT HAPPENS IF A SANMINA STOCKHOLDER DOES NOT VOTE? (SEE PAGE 37)

A. If a Sanmina stockholder does not grant a proxy or vote at the special meeting on the issuance of Sanmina common stock to SCI stockholders in connection with the merger, the shares will not be counted as present for purposes of determining the presence of absence of a quorum and will have no effect on the outcome of the proposal. If a Sanmina stockholder fails to grant a proxy or vote at the special meeting on the change of Sanmina's
     corporate name to [          ], it will have the same effect as a vote
     against the proposal.

     If you submit a proxy card and do not indicate how you want to vote, your proxy will be counted as a vote to approve these proposals.

     If you grant a proxy and affirmatively elect to abstain from voting, your shares will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. Consequently, your abstention will have the same effect as a vote against the issuance of Sanmina common stock and the change of Sanmina's corporate name.

Q: AM I ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER? (SEE PAGE 68)

A. No. Under Delaware law, stockholders of SCI are not entitled to dissenters' or appraisal rights in connection with the merger. Similarly, under Delaware law, stockholders of Sanmina are not entitled to dissenters' or appraisal rights in connection with the issuance of Sanmina common stock to SCI stockholders.

                           OTHER MATTERS TO CONSIDER

Q:   HOW DO THE MARKET PRICES OF SANMINA AND SCI COMMON STOCK COMPARE? (SEE PAGE
     18)

A. Shares of Sanmina common stock are listed on the Nasdaq National Market System and shares of SCI are listed on the New York Stock Exchange. Sanmina's trading symbol is "SANM" and SCI's trading symbol is "SCI." On July 13, 2001, the last full trading day prior to the public announcement of the proposed merger, the last reported sale prices were:

     - $22.14 per share of Sanmina common stock, and

     - $25.17 per share of SCI common stock.

     On [  ], 2001 the last reported sale prices were:

     - $[  ] per share of Sanmina common stock, and

     - $[  ] per share of SCI common stock.

     Sanmina and SCI urge you to obtain current market quotations.

Q: WHAT ARE THE EXPECTED UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER? (SEE PAGES 65-66)

A. Sanmina and SCI each expect the merger to qualify as a reorganization for U.S. federal income tax purposes. SCI stockholders will not recognize gain or loss for U.S. federal income tax purposes by exchanging their SCI shares for shares of Sanmina common stock. However, SCI stockholders will recognize gain or loss with respect to cash received in lieu of a fractional share of Sanmina common stock.

     A DESCRIPTION OF THE MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES OF THE MERGER IS SET FORTH IN "THE MERGER -- MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER." THE TAX CONSEQUENCES TO EACH SCI STOCKHOLDER WILL DEPEND ON THE FACTS OF THAT STOCKHOLDER'S OWN SITUATION. THEREFORE, SCI STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THEIR PARTICULAR TAX CONSEQUENCES.

Q:   HOW WILL THE MERGER BE ACCOUNTED FOR? (SEE PAGE 66)

A. The merger will be accounted for as a purchase business combination in accordance with accounting principles generally accepted in the United States. Accordingly, the cost to acquire SCI will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values, with any excess being treated as goodwill. Goodwill under the recently issued Statements of Financial Accounting Standards Nos. 141 and 142 "Business Combinations" and "Goodwill and Other Intangibles" will no longer be subject to periodic amortization, but rather goodwill is subject to at least an annual assessment for impairment applying a fair-value based test. Identified intangible assets with finite lives will be amortized over those lives.

Q. WHAT ARE THE CONDITIONS THAT MUST BE SATISFIED FOR THE MERGER TO OCCUR? (SEE PAGES 75-76)

A. Completion of the merger is subject to the satisfaction or waiver of a number of conditions, including (but not limited to):

     - holders of a majority of the outstanding shares of SCI common stock must vote in favor of approval and adoption of the merger agreement and approval of the merger;

     - holders of a majority of the shares of Sanmina common stock present or represented by proxy at the special meeting must approve the share issuance and the holders of a majority of the outstanding shares of Sanmina common stock entitled to vote on the record date must approve the name change;

     - the registration statement, of which this joint proxy statement/prospectus is a part, must be declared and remain effective by the Securities and Exchange Commission;

     - no law, regulation or order preventing the completion of the merger shall be in effect;

     - the applicable waiting periods under antitrust laws must expire or be terminated;

     - each company must receive an opinion from its tax counsel that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

     - the shares of Sanmina common stock to be issued in the merger must be approved for listing on the Nasdaq National Market;

     - each company must not have breached any covenant, representation or warranty in a material manner;

     - SCI must have obtained all consents, waivers and approvals required under the merger agreement; and

     - neither Sanmina nor SCI shall have had a Material Adverse Effect (as defined on p. 76 of this joint proxy statement/prospectus) since July 13, 2001.

Q:   DOES THE MERGER AGREEMENT PERMIT TERMINATION OF THE MERGER? (SEE PAGES
     76-77)

A. Yes. Sanmina and SCI may mutually agree to terminate the merger agreement without completing the merger. Additionally, either SCI or Sanmina may terminate the merger agreement under any of the following circumstances:

     - if the merger is not completed by December 31, 2001;

     - if a final court order prohibiting the merger is issued and is not appealable;

     - if the Sanmina stockholders do not approve the share issuance and the name change;

     - if the SCI stockholders do not approve and adopt the merger agreement and approve the merger; or

     - if the conditions to completion of the merger would not be satisfied because of a breach of a representation or warranty in the merger agreement resulting in a Material Adverse Effect or a failure to comply in all material respects with a covenant or agreement in the merger agreement.

     Sanmina may terminate the merger agreement if:

     - SCI's board of directors withdraws, amends or modifies in a manner adverse to Sanmina, its recommendation in favor of the merger;

     - SCI's board of directors fails to include its recommendation in favor of the merger agreement and merger in any proxy statement or prospectus to be sent to SCI stockholders;

     - SCI's board of directors recommends any acquisition proposal from a party other than Sanmina or enters into a definitive agreement for an acquisition transaction with a party other than Sanmina, or resolves to take any such action;

     - SCI breaches its agreement not to solicit alternative proposals for a business combination with SCI; or

     - SCI's board of directors fails to send its stockholders a recommendation to reject any tender or exchange offer by a third party within 10 days of commencement of the offer.

     SCI may terminate the merger agreement if it executes a definitive agreement relating to an Acquisition Transaction (as defined on p. 73 of this joint proxy statement/prospectus).

Q: COULD PAYMENT OF A TERMINATION FEE BE REQUIRED IN CONNECTION WITH THE MERGER? (SEE PAGES 77-78)

A. Yes. If the merger agreement is terminated upon some specified occurrences, SCI may be required to pay to Sanmina a termination fee of up to $150.0 million. In addition, either party may be required to pay the other a fee of $3.0 million if the matters in this joint proxy statement/prospectus are not approved by that party's stockholders and the merger does not occur as a result.

Q:   MAY SCI NEGOTIATE WITH OTHER PARTIES? (SEE PAGES 72-74)

A. No. SCI agreed, subject to limited exceptions for responses to unsolicited bona fide offers, not to initiate or engage in discussions with another party concerning a business combination with a party other than Sanmina while the merger is pending.

     Nothing in the merger agreement prevents the SCI board of directors from withdrawing or changing its recommendation in favor of the merger if, as a result of a Superior Offer (as defined on page 74 of this joint proxy statement/prospectus) from a third party, the board reasonably concludes in good faith, after consultation with its outside counsel, that the failure to so withdraw or change its recommendation would result in a reasonable likelihood that the SCI board of directors would not fulfill its fiduciary duties to SCI's stockholders under Delaware law.

Q: ARE THERE RESTRICTIONS ON THE ABILITY TO SELL SANMINA STOCK RECEIVED AS A RESULT OF THE MERGER? (SEE PAGE 67)

A. All Sanmina common stock received by SCI stockholders in connection with the merger will be freely transferable unless the holder is considered an affiliate of either Sanmina or SCI under the Securities Act of 1933, as amended. Shares of Sanmina received by affiliates of SCI in the merger may only be resold in compliance with Rule 145 under the Securities Act.

     Generally, an affiliate is considered to be someone who is an executive officer or director of a company or someone who owns more than 10% of the outstanding stock of a company.

                      WHERE YOU CAN FIND MORE INFORMATION

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED IN OR DELIVERED WITH THIS JOINT PROXY
STATEMENT/PROSPECTUS.

     All documents filed by Sanmina and SCI pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this joint proxy statement/prospectus and before the date of the special meeting are incorporated by reference into this joint proxy statement/prospectus from the date of filing of those documents.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

     The following documents, which were filed by Sanmina with the Securities and Exchange Commission, are incorporated by reference into this joint proxy statement/prospectus:

     - Sanmina's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (file number 333-64294) (filed December 18, 2000).

     - Sanmina's Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001 (filed August 10, 2001); March 31, 2001 (filed May 11, 2001); and
       December 30, 2000 (filed February 13, 2001).

     - Sanmina's Current Reports on Form 8-K dated July 17, 2001 (filed July 17,
       2001); May 18, 2001 (filed May 21, 2001); May 14, 2001 (filed May 14,
       2001); March 2, 2001 (filed March 2, 2001); February 28, 2001 (filed
       March 1, 2001); February 26, 2001 (filed February 26, 2001); February 22, 2001 (filed February 22, 2001); February 15, 2001 (filed February 15,
       2001); January 31, 2001 (filed January 31, 2001); and January 26, 2001
       (filed January 26, 2001).

     - Sanmina's Definitive Proxy Statement on Schedule 14A (filed December 27,
       2000).

     - The description of Sanmina's common stock contained in Sanmina's Registration Statement on Form 8-A/A (filed May 25, 2001), including any amendment or report filed for the purpose of updating such description.

     The following documents, which were filed by SCI with the Securities and Exchange Commission, are incorporated by reference into this joint proxy statement/prospectus.

     - SCI's Annual Report on Form 10-K for the fiscal year ended June 30, 2000 (file number 001-12821) (filed September 28, 2000).

     - SCI's Quarterly Reports on Form 10-Q for the quarters ended September 24, 2000 (filed November 8, 2000); December 24, 2000 (filed February 7,
       2001); and March 25, 2001 (filed May 9, 2001).

     - SCI's Current Reports on Form 8-K dated December 20, 2000 (filed December 22, 2000) and July 13, 2001 (filed July 16, 2001).

     - SCI's Definitive Proxy Statement on Schedule 14A dated September 25, 2000 (filed September 26, 2000).

     - The description of SCI's common stock contained in SCI's Registration Statement on Form 8A (filed March 18, 1997), including any amendment or report filed for the purpose of updating such description.

     - The description of SCI's common stock purchase rights contained in SCI's Registration Statement on Form 8A (filed January 9, 2001).

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the prior statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

     The documents incorporated by reference into this joint proxy statement/prospectus are available from us upon request. We will provide a copy of any and all of the documents that are incorporated by reference in this joint proxy statement/prospectus (not including exhibits to the documents unless those exhibits are specifically incorporated by reference into this joint proxy statement/prospectus) to any person, without charge, upon written or oral
request. Any request for documents should be made by [          ], 2001 to
ensure timely delivery of the documents.

Requests for documents or information          Requests for documents or information
regarding the merger relating to Sanmina       regarding the merger relating to SCI should
should be directed to:                         be directed to:

Sanmina Corporation                            SCI Systems, Inc.
2700 North First Street                        2101 West Clinton Avenue
San Jose, California 95134                     Huntsville, Alabama 35805
Attn: Investor Relations                       Attn: Richard Hare

By email: info@sanmina.com                     By email: shareholder.info@sci.com
By telephone: (408) 964-3500                   By telephone: (256) 882-4800

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

Judiciary Plaza                 Citicorp Center                 Seven World Trade Center
Room 1024                       500 West Madison Street         13th Floor
450 Fifth Street, N.W.          Suite 1400                      New York, New York 10048
Washington, D.C. 20549          Chicago, Illinois 60661

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding each of us. The address of the Securities and Exchange Commission website is http://www.sec.gov.

     Sanmina has filed a registration statement on Form S-4 under the Securities Act with the Securities and Exchange Commission with respect to the Sanmina common stock to be issued to SCI stockholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of Sanmina filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement and its exhibits are available for inspection and copying as set forth above.

     THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS JOINT PROXY STATEMENT/PROSPECTUS BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO SCI AND ITS SUBSIDIARIES WAS PROVIDED BY SCI AND THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO SANMINA AND ITS SUBSIDIARIES WAS PROVIDED BY SANMINA.

                           FORWARD LOOKING STATEMENTS

     You should not rely on forward looking statements in this joint proxy statement/prospectus. This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Sanmina's and SCI's financial conditions, operating results and businesses and on the expected impact of the merger on Sanmina's financial performance. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions to identify such forward looking statements. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward looking statements.

     Some of the factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, but are not limited to, the following possibilities:

     - successfully integrating Sanmina's and SCI's operations, systems and personnel may be more difficult than we expect;

     - the combined company may not be able to retain and hire key executives, technical personnel and other employees;

     - the transaction may not close due to the failure to obtain required regulatory or stockholder approvals;

     - the combined company may not effectively manage its growth;

     - relationships with customers, suppliers, and strategic partners may change to the combined company's disadvantage;

     - the combined company's operating costs may be higher than anticipated;

     - general economic conditions or conditions in securities markets may be less favorable than we currently anticipate; and

     - costs related to the merger may be more than we currently anticipate.

     Some of these factors and additional risks and uncertainties are further discussed under the other factors identified in the "Risk Factors" section beginning on page 20. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. Sanmina and SCI stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference.

                              RECENT DEVELOPMENTS

     On July 12, 2001, SCI and Nokia UK Ltd entered into an asset purchase agreement providing for SCI's acquisition of Nokia UK Ltd's Camberley, U.K. test and repair center. The parties expect the acquisition to close on August 13, 2001. At closing, SCI and Nokia intend to enter into a multi-year repair service agreement and other related agreements. Under the repair service agreement, SCI will provide wireless diagnostics, testing and repair services to Nokia for its mobile communication base station products located in Europe, the Middle East and Africa.

     On June 28, 2001, SCI and Nortel Networks, Inc. entered into an asset purchase agreement providing for SCI's purchase of manufacturing equipment and inventory located at Nortel Network's Boston, Massachusetts systems house. This transaction closed on August 3, 2001, at which time SCI and Nortel Networks entered into a multi-year supply agreement under which SCI will manufacture products for Nortel Networks.

                        SUMMARY SELECTED FINANCIAL DATA

                       SELECTED HISTORICAL FINANCIAL DATA

     We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. We derived this information from the audited consolidated financial statements of Sanmina and SCI for the fiscal years ended September 30, 1996, 1997 and 1998, the fiscal year ended October 2, 1999, and the fiscal year ended September 30, 2000 with respect to Sanmina, and the fiscal years ended June 30, 1996, 1997, 1998, 1999 and 2000 with respect to SCI, and the unaudited consolidated financial statements for the interim periods presented. The interim financial data reflect normal recurring adjustments, which are considered necessary to present fairly the financial information for such periods. The information is only a summary and you should read it in conjunction with each company's historical financial statements and related notes incorporated by reference in this document. The results of any interim period are not necessarily indicative of results for a full fiscal year, and historical results are not necessarily indicative of future results. All share and per share amounts have been adjusted for all stock splits completed prior to the date of this joint proxy statement/prospectus.

SANMINA'S FINANCIAL DATA

     The audited consolidated balance sheets of Sanmina as of October 2, 1999 and September 30, 2000 and the consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2000 are incorporated by reference in this document. The selected historical financial data of Sanmina as of and for the nine months ended June 30, 2001 have been derived from Sanmina's unaudited financial statements, which are incorporated by reference in this joint proxy statement/prospectus, and include, in the opinion of Sanmina's management, all adjustments consisting of normal recurring adjustments that Sanmina considers necessary to present fairly the results of operations and financial position of Sanmina in those periods.

                                    SANMINA

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           FISCAL YEARS ENDED
                                    -----------------------------------------------------------------      NINE MONTHS ENDED
                                               SEPTEMBER 30,                                            -----------------------
                                    ------------------------------------   OCTOBER 2,   SEPTEMBER 30,    JULY 1,      JUNE 30,
                                       1996         1997         1998         1999          2000           2000         2001
                                    ----------   ----------   ----------   ----------   -------------   ----------   ----------
                                                                                                              (UNAUDITED)
HISTORICAL CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
Net sales.........................  $1,077,367   $1,713,239   $2,171,427   $2,620,623    $4,239,102     $2,871,895   $3,453,311
Operating income..................     145,440      107,403      119,118      197,034       361,456        199,019      317,940
Income before provision for income
  taxes...........................     144,083       95,706       96,148      169,367       357,969        193,985      334,809
Net income before extraordinary
  charge..........................  $   92,016   $   26,156   $   39,185   $  104,716    $  215,053     $  112,676   $  208,293
                                    ==========   ==========   ==========   ==========    ==========     ==========   ==========
Basic net income per share, before
  extraordinary charge............  $     0.40   $     0.11   $     0.15   $     0.37    $     0.71     $     0.37   $     0.65
                                    ==========   ==========   ==========   ==========    ==========     ==========   ==========
Basic net income per share, after
  extraordinary charge............  $     0.40   $     0.11   $     0.15   $     0.37    $     0.69     $     0.37   $     0.65
                                    ==========   ==========   ==========   ==========    ==========     ==========   ==========
Diluted net income per share,
  before extraordinary charge.....  $     0.36   $     0.10   $     0.14   $     0.35    $     0.67     $     0.36   $     0.62
                                    ==========   ==========   ==========   ==========    ==========     ==========   ==========
Diluted net income per share,
  after extraordinary charge......  $     0.36   $     0.10   $     0.14   $     0.35    $     0.65     $     0.36   $     0.62
                                    ==========   ==========   ==========   ==========    ==========     ==========   ==========
Shares used in computing diluted
  per share amounts...............     266,215      276,477      286,368      300,328       337,350        317,352      349,266
                                    ==========   ==========   ==========   ==========    ==========     ==========   ==========

                                                                          AS OF
                                      -----------------------------------------------------------------------------
                                                SEPTEMBER 30,
                                      ----------------------------------   OCTOBER 2,   SEPTEMBER 30,    JUNE 30,
                                        1996        1997         1998         1999          2000           2001
                                      --------   ----------   ----------   ----------   -------------   -----------
                                                                                                        (UNAUDITED)
HISTORICAL CONSOLIDATED BALANCE
  SHEET DATA:
Cash and cash equivalents...........  $201,442   $   76,850   $  100,700   $  149,281    $  998,242     $  618,219
Net working capital.................   280,425      336,826      444,308      764,877     1,913,617      2,143,376
Total assets........................   739,176    1,185,341    1,601,339    2,124,809     3,835,600      3,772,142
Long-term debt......................   135,633      232,694      434,382      696,386     1,200,764      1,213,632
Stockholders' equity................   387,353      581,935      726,884      886,455     1,758,793      2,005,858

SCI'S FINANCIAL DATA

     The audited consolidated balance sheets of SCI as of June 30, 1999 and 2000, and the consolidated statements of income, shareholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended June 30, 2000 are incorporated by reference in this document. The selected historical financial data of SCI as of and for the nine months ended March 26, 2000 and March 25, 2001 have been derived from SCI's unaudited financial statements, which are incorporated by reference in this joint proxy statement/prospectus, and include, in the opinion of SCI's management, all adjustments that SCI considers necessary to present fairly the results of operations and financial position of SCI in those periods.

                                      SCI

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

                                                                                               NINE MONTHS ENDED
                                            FISCAL YEARS ENDED JUNE 30,                     -----------------------
                          ---------------------------------------------------------------   MARCH 26,    MARCH 25,
                             1996         1997         1998         1999         2000          2000         2001
                          ----------   ----------   ----------   ----------   -----------   ----------   ----------
Net Sales...............  $4,544,759   $5,762,656   $6,805,893   $6,710,785   $ 8,342,580   $6,036,091   $6,639,921
Intangible
  amortization..........         910          534        1,478        6,642        24,443       16,443       30,276
Nonrecurring special
  charges...............         -0-          -0-          -0-          -0-           -0-          -0-       59,045
Operating income........     159,475      206,176      257,101      234,802       321,671      228,979      203,900
Net interest expense....      24,165       17,993       21,304       16,938        30,909       20,691       54,874
Net income..............      80,955      112,713      145,085      137,848       196,735      139,725      100,712
Basic earnings per
  share.................        0.69         0.95         1.21         1.11          1.36         0.97         0.68
Diluted earnings per
  share.................        0.67         0.84         1.06         1.00          1.34         0.95         0.68
Total assets............   1,283,195    1,869,852    1,944,728    2,322,660     3,351,304    3,284,286    4,260,028
Long-term debt..........     338,773      454,308      440,502      140,853       748,402      701,595    1,431,120

         SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     We are providing the following summary unaudited pro forma combined condensed financial data to give you a picture of what the results of operations and financial position of the combined businesses of Sanmina and SCI might have looked like had the merger occurred at an earlier date. These statements give effect to the merger accounted for as a purchase business combination. This information is provided for illustrative purposes only and does not show what the results of operations or financial position of Sanmina would have been if the merger actually occurred on the dates assumed. In addition, this information is not an indicator of what Sanmina's future consolidated operating results or consolidated financial position will be.

     The unaudited pro forma combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The unaudited pro forma combined financial data are derived from the unaudited pro forma combined condensed financial statements included elsewhere in this joint proxy statement/prospectus and should be read in conjunction with those statements and related notes. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

THESE PRO FORMA FINANCIAL STATEMENTS HAVE BEEN BASED ON ASSUMPTIONS

     We prepared these pro forma statements on the basis of assumptions described in the notes to them. The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for purposes of developing such pro forma information for illustrative purposes necessary to comply with the disclosure requirements of the Securities and Exchange Commission. The unaudited pro forma combined financial statements do not purport to be indicative of the results of operations for future periods or the combined financial position or the results that actually would have been realized had the entities been a single entity during these periods.

COSTS RESULTING FROM THE ACQUISITION

     Sanmina and SCI estimate that they will incur direct transaction costs of approximately $18.5 million and $26.8 million, respectively, associated with the merger. The unaudited pro forma combined condensed balance sheet and the unaudited pro forma combined condensed statements of operations give effect to such costs of Sanmina, which will be included as part of the purchase cost, as if they had been incurred as of June 30, 2001 and October 1, 2000, respectively. Such charges of SCI, which will be expensed, will be reflected in SCI's consolidated financial statements in the period in which the merger is consummated.

YOU SHOULD READ THESE SUMMARY PRO FORMA FINANCIAL STATEMENTS WITH THE HISTORICAL FINANCIAL STATEMENTS

     The Sanmina summary unaudited pro forma combined condensed financial data should be read in conjunction with the Sanmina unaudited pro forma combined condensed financial statements and the related notes, which begin on page 85. They should also be read in conjunction with the historical audited and unaudited financial statements of Sanmina and SCI which are incorporated by reference in this document. The Sanmina summary unaudited pro forma combined condensed financial data are not necessarily indicative of what the actual results of operations and financial position would have been had the merger taken place on the dates indicated, and do not indicate future results of operations or financial position.

                                SANMINA AND SCI

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   NINE MONTHS
                                                              FISCAL YEAR ENDED       ENDED
                                                                SEPTEMBER 30,        JUNE 30,
                                                                     2000              2001
                                                              ------------------   ------------
PRO FORMA COMBINED STATEMENTS OF OPERATIONS DATA:
Net sales...................................................     $12,531,969       $10,061,504
Operating income............................................         638,718           500,477
Income before provision for income taxes....................         607,195           463,762
Net income before extraordinary charge......................         383,721           296,666
Basic net income per share, before extraordinary
  charge(1).................................................           $0.76             $0.57
Diluted net income per share, before extraordinary
  charge(1).................................................           $0.73             $0.55
Shares used in computing basic per share amount.............         500,990           519,090
Shares used in computing diluted per share amount...........         536,886           551,779

                                                                  AS OF
                                                              JUNE 30, 2001
                                                              -------------
PRO FORMA COMBINED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $   833,976
Net working capital.........................................     3,017,915
Total assets................................................    11,106,853
Long-term debt..............................................     1,883,381
Stockholders' equity........................................     6,356,836

---------------

(1) The pro forma combined basic and diluted net income per share are computed by dividing pro forma combined net income by the pro forma combined weighted-average number of common and common equivalent shares outstanding of Sanmina and SCI for each period at an assumed exchange ratio of 1.36 shares of Sanmina common stock for each share of SCI common stock.

                       COMPARATIVE PER SHARE INFORMATION

     The following table summarizes per share information for Sanmina and SCI on a historical, pro forma combined and equivalent pro forma combined basis. The following information should be read in conjunction with the audited consolidated financial statements of Sanmina and SCI, the unaudited interim consolidated financial statements of Sanmina and SCI, and the unaudited pro forma combined condensed financial statements included elsewhere or incorporated by reference in this joint proxy statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined companies. All per share data presented have been restated to retroactively reflect all previous stock splits.

                                    SANMINA

                                                              FISCAL YEARS ENDED               NINE MONTHS
                                                  ------------------------------------------      ENDED
                                                  SEPTEMBER 30,   OCTOBER 2,   SEPTEMBER 30,    JUNE 30,
                                                      1998           1999          2000           2001
                                                  -------------   ----------   -------------   -----------
                                                                                               (UNAUDITED)
HISTORICAL PER COMMON SHARE DATA:
Basic net income per share, before extraordinary
  charge(1).....................................    $   0.15       $   0.37      $   0.71       $   0.65
Basic net income per share, after extraordinary
  charge(1).....................................        0.15           0.37          0.69           0.65
Diluted net income per share, before
  extraordinary charge(1).......................        0.14           0.35          0.67           0.62
Diluted net income per share, after
  extraordinary charge(1).......................        0.14           0.35          0.65           0.62
Book value per common share(2) (unaudited)......        2.62           3.07          5.56           6.26

---------------

(1) The historical basic net income per share is computed by dividing net income for each respective period by the number of weighted average common shares outstanding during the respective time period. The historical diluted net income per share is computed by dividing net income after adding back interest expense, net of related income tax effect, associated with convertible subordinated debt from each respective period by the common equivalent shares outstanding during the respective time period assuming the conversion of convertible subordinated debt, unless antidilutive.
(2) The historical book value per share is computed by dividing total stockholders' equity at the end of each respective period by the number of common shares outstanding at the end of each respective period.

                                      SCI

                                                                                      NINE MONTHS
                                                              YEARS ENDED JUNE 30,       ENDED
                                                              ---------------------    MARCH 25,
                                                              1998    1999    2000       2001
                                                              -----   -----   -----   -----------
                                                                                      (UNAUDITED)
HISTORICAL PER COMMON SHARE DATA:
Basic net income per share(1)...............................  $1.21   $1.11   $1.36     $ 0.68
Diluted net income per share(1).............................   1.06    1.00    1.34       0.68
Book value per common share(2)..............................   6.23    8.09    9.46      10.07

---------------

(1) The historical basic net income per share is computed by dividing net income for each respective period by the weighted average common shares outstanding during the respective time period. The historical diluted net income per share is computed by dividing net income after adding back the interest expense, net of related income tax effect, associated with outstanding convertible subordinated notes from each respective period by the common equivalent shares outstanding during the respective time period.
(2) The historical book value per share is computed by dividing total stockholders' equity at the end of each respective period by the number of common shares outstanding at the end of each respective period.

         UNAUDITED PRO FORMA COMBINED AND EQUIVALENT PRO FORMA COMBINED

                                                                 FISCAL YEAR        NINE MONTHS
                                                                    ENDED              ENDED
                                                              ------------------   -------------
                                                              SEPTEMBER 30, 2000   JUNE 30, 2001
                                                              ------------------   -------------
                                                                         (UNAUDITED)
PRO FORMA COMBINED PER SANMINA COMMON SHARE DATA:
Basic net income per share, before extraordinary
  charge(1).................................................       $   0.76          $   0.57
Diluted net income per share, before extraordinary
  charge(1).................................................       $   0.73          $   0.55
Book value per common share(2)..............................             --          $  12.25
EQUIVALENT PRO FORMA COMBINED PER SCI COMMON SHARE DATA:
Basic net income per share(3)...............................       $   1.03          $   0.78
Diluted net income per share(3).............................       $   0.99          $   0.75
Book value per common share(3)..............................             --          $  16.66

---------------

(1) The unaudited pro forma combined basic and diluted net income per Sanmina common share data are based upon the unaudited pro forma combined net income divided by the unaudited pro forma combined, weighted average number of common and common equivalent shares outstanding of Sanmina and SCI of each respective period at an assumed exchange ratio of 1.36 shares of Sanmina common stock for each share of SCI common stock. The unaudited pro forma combined net income for the nine months ended June 30, 2001 combines Sanmina's nine months ended June 30, 2001 with SCI's nine months ended March 25, 2001. The unaudited pro forma combined net income for the year ended September 30, 2000 combines Sanmina's fiscal year end of September 30, 2000 with SCI's fiscal year end of June 30, 2000, respectively. The unaudited pro forma combined and equivalent pro forma combined data do not present like periods. The use of different closing dates is necessary as each entity has different year ends. The pro forma reporting with respect to combining Sanmina and SCI's annual period results with different fiscal year ends that are within 93 days is in accordance with Securities and Exchange Commission guidance.
(2) The unaudited pro forma combined book value per Sanmina share is computed by dividing the unaudited pro forma combined stockholders' equity at the end of each respective period by the number of pro forma combined common shares outstanding at the end of the period, at an assumed exchange ratio of 1.36 shares of Sanmina common stock for each share of SCI common stock.
(3) The unaudited equivalent pro forma combined basic and diluted net income per SCI share amounts and the unaudited equivalent pro forma book value per SCI share amount are calculated by multiplying the respective unaudited pro forma combined Sanmina per share amounts by an assumed exchange ratio of
    1.36 shares of Sanmina common stock for each share of SCI common stock.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

     Sanmina common stock is traded on the Nasdaq National Market under the symbol "SANM." SCI common stock is traded on the New York Stock Exchange under the symbol "SCI." Because the market price of Sanmina common stock that you will receive in the merger may increase or decrease before the merger, you are urged to obtain current market quotations.

     The following table sets forth, for the quarters indicated, the intraday high and low prices per share of Sanmina common stock as reported on the Nasdaq National Market and SCI common stock as reported on the New York Stock Exchange. Sanmina common stock began trading on the Nasdaq National Market on June 23, 1993 and SCI common stock began trading on the New York Stock Exchange on March 18, 1997.

                                                               HIGH     LOW
                                                              ------   ------
SANMINA COMMON STOCK
FISCAL 2001
Quarter Ended September 29, 2001 (through August 9).........  $24.00   $17.75
Quarter Ended June 30, 2001.................................   38.20    17.53
Quarter Ended March 31, 2001................................   54.75    18.50
Quarter Ended December 30, 2000.............................   60.50    29.59
FISCAL 2000
Quarter Ended September 30, 2000............................  $59.97   $40.32
Quarter Ended July 1, 2000..................................   43.91    21.07
Quarter Ended April 1, 2000.................................   34.00    22.50
Quarter Ended January 1, 2000...............................   27.32    18.69
FISCAL 1999
Quarter Ended October 2, 1999...............................  $20.82   $16.03
Quarter Ended July 3, 1999..................................   20.32    14.03
Quarter Ended April 3, 1999.................................   18.89    12.38
Quarter Ended January 2, 1999...............................   15.63     5.85

                                                               HIGH     LOW
                                                              ------   ------
SCI COMMON STOCK
FISCAL 2002
Quarter Ended September 30, 2001 (through August 9, 2001)...  $31.51   $21.70
FISCAL 2001
Quarter Ended June 30, 2001.................................  $29.90   $15.58
Quarter Ended March 25, 2001................................   35.13    15.53
Quarter Ended December 24, 2000.............................   47.00    22.56
Quarter Ended September 24, 2000............................   65.13    35.81
FISCAL 2000
Quarter Ended June 30, 2000.................................  $58.38   $32.75
Quarter Ended March 26, 2000................................   55.13    33.50
Quarter Ended December 26, 1999.............................   43.16    19.53
Quarter Ended September 26, 1999............................   28.44    21.48
FISCAL 1999
Quarter Ended June 30, 1999.................................  $25.00   $12.63
Quarter Ended March 28, 1999................................   29.69    14.59
Quarter Ended December 26, 1998.............................   28.97    10.38
Quarter Ended September 27, 1998............................   22.25    10.63

---------------

(1) Per share amounts of Sanmina common stock have been restated to retroactively reflect two-for-one stock splits effected in June 1998, March 2000 and January 2001.

(2) Per share amounts of SCI common stock have been restated to retroactively reflect a two-for-one stock split effected in February 2000.

     The following table sets forth the closing prices per share of Sanmina common stock as reported on the Nasdaq National Market and the closing prices per share of SCI common stock as reported on the New York Stock Exchange on (a) July 13, 2001, the last full trading day preceding public announcement that Sanmina and SCI had entered into the merger agreement and (b) August 9, 2001, the last full trading day for which it was practicable to obtain closing prices at the time of the printing of this joint proxy statement/prospectus.

                                                          SANMINA COMMON STOCK   SCI COMMON STOCK
                                                          --------------------   ----------------
July 13, 2001...........................................         $22.14               $25.17
August 9, 2001..........................................         $21.03               $28.42

                                DIVIDEND POLICY

     Neither Sanmina nor SCI has paid cash dividends on their common stock. SCI's bank agreements restrict its ability to pay dividends by requiring it to maintain a certain consolidated net worth which required amount at June 30, 2000 was $1,027,200,000. After the merger is completed, Sanmina does not anticipate paying any cash dividends.

                                  RISK FACTORS

     In evaluating the merger, you should carefully consider the discussion of risks and uncertainties below and you should refer to the matters discussed under the caption "Forward Looking Statements" in this joint proxy statement/prospectus on page 11.

     By voting in favor of the merger, SCI stockholders will be choosing to invest in Sanmina common stock. An investment in Sanmina common stock involves a high degree of risk. By voting in favor of the share issuance in connection with the merger, current Sanmina stockholders will face dilution of their ownership interest in Sanmina. In addition to the other information contained in this joint proxy statement/prospectus, you should carefully consider all of the following risk factors relating to the proposed merger, the combined company, Sanmina and SCI in deciding whether to vote for the merger.

                          RISKS RELATED TO THE MERGER

SANMINA FACES UNCERTAINTIES RELATING TO THE INTEGRATION OF SANMINA'S AND SCI'S OPERATIONS, SYSTEMS AND PERSONNEL.

     Integrating the operations, systems and personnel of Sanmina and SCI will be a complex process, and Sanmina and SCI are uncertain that the integration will be completed in a timely manner or will achieve the anticipated benefits of the merger. The challenges involved in this integration include:

     - retaining existing customers, suppliers and other business partners of each company;

     - retaining and integrating management and other key employees of both Sanmina and SCI;

     - combining product and service offerings effectively, quickly and without disruption to Sanmina's or SCI's ongoing businesses;

     - transitioning all systems to a common information technology system;

     - persuading employees that the business cultures of Sanmina and SCI are compatible; and

     - developing, maintaining and combining uniform standards, controls, procedures and policies.

     The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger. The diversion of the attention of Sanmina's and SCI's management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of Sanmina's and SCI's businesses. In addition, there may be unanticipated expenses related to integration of the two companies. Further, neither Sanmina nor SCI can assure you that the growth rate of the combined company will equal the historical growth rates experienced by either company.

THE VALUE OF THE SANMINA COMMON STOCK TO BE RECEIVED BY SCI STOCKHOLDERS WILL FLUCTUATE WITH SANMINA'S SHARE PRICE, AND NO ADJUSTMENT TO THE EXCHANGE RATIO WILL BE MADE AS A RESULT OF CHANGES IN THE MARKET PRICE OF SANMINA OR SCI COMMON STOCK.

     At the closing of the merger, each share of SCI common stock will be exchanged for 1.36 shares of Sanmina common stock. This exchange ratio will not be adjusted for changes in the market price of Sanmina common stock or SCI common stock. SCI stockholders will not know the exact market value of Sanmina's common stock which will be issued to them in the merger at the time of the special meeting of SCI stockholders. Neither Sanmina nor SCI may terminate or renegotiate the merger agreement, and SCI may not resolicit the vote of its stockholders solely because of changes in the market price of Sanmina common stock or SCI common stock. If Sanmina's common stock price declines prior to or on the closing of the merger, the Sanmina common stock received by SCI stockholders at the closing will have a market value less than the current market value of Sanmina common stock.

     The market price of Sanmina's common stock, like that of the shares of many other technology companies, has been and is expected to continue to be volatile. For example, during the twelve months ended on August 9, 2001, Sanmina common stock traded as high as $60.50 per share and as low as $17.53 per share. The market price of Sanmina common stock is expected to continue to fluctuate significantly.

CUSTOMER AND EMPLOYEE UNCERTAINTY ABOUT THE MERGER COULD HARM THE COMBINED COMPANY.

     Sanmina's and SCI's customers may, in response to the announcement or consummation of the merger, seek alternative sources of product supply or service, or change orders for products due to uncertainty over the integration of the two companies or the strategic position of the combined company. As a result, the combined company may experience some customer attrition prior to or following the merger which could harm the combined company's results of operations. In addition, employees of both companies may experience uncertainty about their future roles with the combined company until or after Sanmina announces and executes its integration plan with regard to employees. This may adversely affect the combined company's ability to attract and retain key management, marketing and technical personnel.

IF SANMINA DOES NOT SUCCESSFULLY INTEGRATE SCI OR THE MERGER'S BENEFITS DO NOT MEET THE EXPECTATIONS OF INVESTORS OR FINANCIAL OR INDUSTRY ANALYSTS, THE MARKET PRICE OF SANMINA COMMON STOCK MAY DECLINE AFTER THE MERGER.

     The market price of Sanmina common stock may decline as a result of the merger if:

     - the integration of Sanmina and SCI is not completed in a timely and efficient manner;

     - the perceived benefits of the merger are not achieved as rapidly or to the extent anticipated by financial or industry analysts;

     - the effect of the merger on the combined company's financial results is not consistent with the expectations of financial or industry analysts; or

     - significant stockholders of Sanmina decide to dispose of their shares after the merger because the results of the merger are not consistent with their expectations.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT THE MARKET PRICE OF SANMINA COMMON STOCK AND SCI COMMON STOCK.

     If the merger is not completed for any reason, Sanmina and SCI will be subject to a number of material risks, including:

     - the provision in the merger agreement which provides that SCI could be required to pay Sanmina fees aggregating up to $150.0 million for terminating the merger agreement, entering into a merger agreement with another company or consummating a business combination transaction with another company within 15 months after termination of the merger agreement;

     - the market prices of Sanmina common stock and SCI common stock may decline to the extent that the current market price of those shares reflects a market assumption that the merger will be completed;

     - significant costs related to the merger, such as filing fees, printing costs, legal and accounting fees and a portion of the investment banking fees, must be paid even if the merger is not completed; and

     - benefits that Sanmina and SCI expect to realize from the merger, such as the potentially enhanced competitive position of the combined company, may not be realized.

     If the merger agreement is terminated and the SCI board of directors seeks another merger or business combination, SCI stockholders cannot be certain that SCI will be able to find another party willing to pay an equivalent or more attractive price than the price to be paid by Sanmina in the merger.

THE MERGER WILL RESULT IN SIGNIFICANT COSTS TO SANMINA AND SCI.

     Costs associated with combining the operations of the two companies are difficult to estimate. Direct transaction costs to Sanmina, which will be included as part of the total purchase price for accounting purposes, are estimated at approximately $18.5 million. Direct transaction costs of SCI, which will be expensed in the quarter that the merger closes, are estimated at approximately $26.8 million. These costs are expected to consist primarily of fees for investment bankers, attorneys, accountants, filing fees and financial printing. The aggregate amount of these costs may be greater than currently anticipated. A substantial amount of these costs will be incurred whether or not the merger is completed. Sanmina believes the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the businesses and operations of Sanmina and SCI. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

PURCHASE BUSINESS COMBINATION ACCOUNTING TREATMENT AND THE IMPACT OF AMORTIZATION OF IDENTIFIABLE INTANGIBLES COULD ADVERSELY AFFECT SANMINA'S OPERATING RESULTS.

     Under United States generally accepted accounting principles that apply to Sanmina, Sanmina will account for the merger as a purchase business combination. Sanmina will record the following as the cost of acquiring SCI:

     - the market value of Sanmina common stock issued in connection with the merger;

     - the fair value of the options to purchase SCI common stock that will be converted into options to purchase Sanmina common stock in connection with the merger; and

     - the amount of direct transaction costs incurred by Sanmina.

     Sanmina will allocate the cost of the items described above to the individual assets acquired and liabilities assumed, including deferred compensation and identifiable intangible assets such as technology-based intangible assets, based on their respective fair values. Identifiable intangible assets with finite lives will be amortized over those lives. Intangible assets, including goodwill, with indefinite lives will not be amortized. The amount of purchase cost allocated to goodwill and identifiable intangibles are estimated to be approximately $3.2 billion and $0.4 million, respectively, computed using the estimated purchase price of $4.4 billion which is based on the average closing price of Sanmina's common stock during the five trading day period ended July 17, 2001, or $20.87 per share. Identified intangible assets will be amortized over estimated lives of five to eight years, or six years on average. Deferred compensation will be amortized over the remaining vesting period of SCI's outstanding stock options of up to four years. The amount of purchase cost allocated to deferred compensation is estimated at $6.6 million. If identifiable intangible assets were amortized in equal quarterly amounts over a six year period following the completion of the merger, and deferred compensation were amortized in equal quarterly amounts over the average remaining vesting period of the related stock options, the accounting charge attributable to these items would be approximately $17.2 million per quarter and $68.9 million per fiscal year in the year following the closing date of the merger. As a result, business combination accounting treatment of the merger will decrease the net income of Sanmina in the foreseeable future, which could have a material adverse effect on the market value of Sanmina common stock following the completion of the merger. These amounts are only estimates, however, and actual amounts may differ from these estimates.

DURING THE PENDENCY OF THE MERGER, SCI MAY NOT BE ABLE TO ENTER INTO A MERGER OR BUSINESS COMBINATION WITH ANOTHER PARTY AT A FAVORABLE PRICE BECAUSE OF RESTRICTIONS IN THE MERGER AGREEMENT.

     Until the merger is completed or the merger agreement is terminated, subject to specified exceptions, SCI is prohibited from entering into or soliciting, initiating or encouraging any inquiries or proposals that may lead to a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, tender offer, sale of shares of capital stock or other similar transactions regarding SCI as a whole with any person or

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

entity other than Sanmina. In addition, SCI agreed to pay a termination fee of up to $150.0 million in specified circumstances. These provisions could discourage other companies from seeking to acquire SCI even though those other companies might be willing to offer greater value to SCI stockholders than Sanmina has offered in the merger. The payment of the termination fee could also have a material adverse effect on SCI's financial condition.

NEED FOR GOVERNMENTAL CLEARANCES MAY DELAY CONSUMMATION OF THE MERGER.

     This merger is conditioned upon the expiration or termination of the applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the European Union Council Regulation No. 4064/89 and the Competition Act of Canada. Sanmina and SCI also have filed a premerger notification form with the antitrust agency in Brazil. In addition, other filings with, notifications to, and authorizations and approvals of, the antitrust agency in Mexico, and possibly antitrust agencies in other jurisdictions, may be required to be made and received prior to consummation of the merger. Sanmina and SCI are seeking to obtain all required regulatory clearances prior to the scheduled completion of these transactions. However, all required regulatory clearances may not be obtained on that timetable. Restrictions on the combined operations of, or divestitures by, the two companies may be sought by governmental agencies as a condition to obtaining these clearances. Notwithstanding any agreements regarding operating restrictions or divestitures that may be required under applicable U.S. or non-U.S. law or by U.S. or non-U.S. authorities, neither Sanmina nor SCI is required to agree under the terms of the merger agreement, to any divestiture of capital stock or of any business, assets or property of Sanmina, SCI or their subsidiaries or affiliates, or the imposition of any material limitation on the ability of any of these parties to conduct their businesses or to own or exercise control of assets, property or stock.

     The combined company may be required to agree to various operating restrictions, before or after receipt of stockholder approval, in order to obtain the necessary approvals of the merger under U.S. or non-U.S. antitrust laws, or to assure that non-U.S. governmental authorities do not seek to block the merger. No additional stockholder approval is expected to be required or sought for any decision by Sanmina or SCI after the special meetings of Sanmina's and SCI's stockholders to agree to any terms and conditions necessary to resolve any regulatory objections to the merger, and stockholder approval will not be sought unless such stockholder approval is required to approve the terms and conditions under applicable law.

     Even if regulatory approvals are obtained, any federal, state or non-U.S. governmental entity or any private person may challenge the merger at any time before or after its completion.

SCI EXECUTIVE OFFICERS AND DIRECTORS HAVE INTERESTS THAT MAY INFLUENCE THEM TO SUPPORT AND APPROVE THE MERGER.

     Some of the directors and executive officers of SCI will receive continuing indemnification against liabilities and have SCI stock options and employment offers that provide them with interests in the merger that are different from, or are in addition to, your interests in the merger. For example, A. Eugene Sapp, Jr., SCI's chief executive officer and an SCI director, has entered into an employment agreement with SCI and Sanmina, and James E. Moylan, Jr., SCI's senior vice president and chief financial officer, intends to enter into an employment agreement with Sanmina and SCI. Robert C. Bradshaw, SCI's president and chief operating officer, also intends to enter into an employment agreement with Sanmina. Further, Mr. Sapp, Wayne Shortridge and Jackie M. Ward, currently directors of SCI, will become members of the board of directors of Sanmina upon completion of the merger. As a result, these directors and officers may be more likely to vote to adopt and approve the merger agreement and approve the merger than if they did not have these interests. See the section entitled "THE
MERGER -- Interests of SCI Directors and Officers in the Merger" beginning on page 63 of this document.

               RISKS ASSOCIATED WITH COMBINED COMPANY OPERATIONS

SANMINA AND SCI ARE HEAVILY DEPENDENT ON THE ELECTRONICS INDUSTRY IN GENERAL AND THE COMMUNICATIONS SECTOR IN PARTICULAR, AND CHANGES IN THE INDUSTRY COULD HARM THE COMBINED COMPANY'S BUSINESS AND OPERATING RESULTS.

     Sanmina's and SCI's businesses are heavily dependent on the health of the electronics industry. Sanmina's customers are manufacturers in the communications, industrial and medical instrumentation and high-speed computer systems sectors of the electronics industry. SCI's customers are manufacturers of electronics products in various sectors, including the computer, peripheral, communications, medical, industrial, consumer, aerospace, defense and entertainment sectors. These industry sectors, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Sanmina's and SCI's customers can discontinue or modify products containing components manufactured by them. Any discontinuance or modification of orders or commitments could harm Sanmina's and SCI's operating results.

     A substantial portion of Sanmina's revenues are derived from the communications sector. SCI also has several significant customers in this sector. During 2001, the communications sector has undergone a significant downturn and many major communications companies have reported declining sales and operating results. The downtown in this sector has resulted in rescheduling of customer orders and shipments and has adversely affected Sanmina's, and to a lesser extent, SCI's, operating results. In the event this downtown continues, the combined company's operating results will continue to be harmed.

     The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. In particular, many sectors of the electronics industry are currently experiencing the effects of a downturn in economic conditions. This downturn is leading to reduced demand for the services provided by electronic manufacturing services companies. These changes in demand and in economic conditions have resulted and may continue to result in customer cancellation or rescheduling of orders and shipments, which could affect the combined company's results of operations. In addition, a protracted general recession in the electronics industry could have a material adverse effect on the combined company's business, financial condition and results of operations.

     In addition, Sanmina and SCI have experienced, and the combined company may continue to experience, the risk that customers will be unable or unwilling to pay for products and services already provided to them. On June 13, 2001, Sanmina filed a complaint against Metricom, Inc. in California state court. The complaint arose out of a July 2, 1999 agreement for electronic manufacturing services and seeks compensation for cancellation charges arising under this agreement. Sanmina's damages consist of the cost of certain materials and work-in-process. Metricom has filed for Chapter 11 bankruptcy and, as a result, Sanmina's claim has been stayed. Accordingly, Sanmina has filed a claim for its damages in the bankruptcy proceedings. Based on Sanmina's reserves allocated for the Metricom situation as well as current estimates of funds that will be available to satisfy claims of trade creditors in the Metricom bankruptcy proceeding, Sanmina currently estimates its potential exposure on this matter will not exceed $10 million (after exhausting reserves). The actual amount of exposure will depend on actions taken by the bankruptcy court, and the amount realized from Metricom's assets in the bankruptcy proceeding that are available to be distributed to unsecured creditors. Accordingly, Sanmina's actual exposure in this matter could be in excess of the estimated amount.

SANMINA AND SCI TYPICALLY DO NOT OBTAIN LONG-TERM VOLUME PURCHASE COMMITMENTS FROM CUSTOMERS, AND CANCELLATIONS AND RESCHEDULING OF PURCHASE ORDERS COULD HARM THE COMBINED COMPANY'S OPERATING RESULTS AND CAUSE THE COMBINED COMPANY'S STOCK PRICE TO DECLINE.

     Sanmina and SCI typically do not obtain long-term volume purchase commitments from their customers. Customer orders may be canceled and volume levels may be changed or delayed. For example, Sanmina and SCI have recently experienced certain cancellation and rescheduling of shipment dates of customer orders. As a result, Sanmina's and SCI's results of operations for the second calendar quarter of 2001 were adversely affected. Results of operations in future fiscal periods may continue to be affected by customer cancellations and reschedulings as well as by changes in shipment volumes. Sanmina and SCI cannot assure you that they will be able to replace canceled, delayed or reduced contracts or purchase orders with new business. As a result, future cancellations or rescheduling of orders or commitments could cause the combined company's operating results to be below expectations, which would likely cause the combined company's stock price to decline.

THE COMBINED COMPANY'S OPERATING RESULTS MAY FLUCTUATE SUBSTANTIALLY, WHICH MAY CAUSE ITS STOCK PRICE TO FALL.

     Sanmina's and SCI's quarterly and annual results of operations have varied in the past, and the combined company's operating results may vary significantly in the future due to a number of factors including, but not limited to, the following:

     - timing of orders from major customers;

     - mix of products ordered by and shipped to major customers;

     - the volume of orders as related to each company's capacity;

     - pricing and other competitive pressures;

     - component shortages, which could cause the combined company to be unable to meet customer delivery schedules;

     - fluctuations in component prices;

     - economic conditions in the electronics industry;

     - the combined company's ability to effectively manage inventory and fixed assets; and

     - the combined company's ability to time expenditures in anticipation of future sales.

     The combined company's results can also be significantly influenced by the development and introduction of new products by its customers. From time to time, Sanmina and SCI experience changes in the volume of sales to each of their principal customers, and operating results may be affected on a period-to-period basis by these changes. Sanmina's and SCI's customers generally require short delivery cycles, and a substantial portion of each of their backlogs are typically scheduled for delivery within six months. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter, which are difficult to forecast.

     Sanmina's and SCI's backlogs also affect their ability to plan production and inventory levels, which could lead to fluctuations in operating results. In addition, a significant portion of Sanmina's and SCI's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on Sanmina's and SCI's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for the combined company in any future period. In addition, fluctuations in operating results may also result in fluctuations in the price of the combined company's common stock.

THE COMBINED COMPANY WILL RELY ON A LIMITED NUMBER OF CUSTOMERS FOR A SUBSTANTIAL PART OF ITS REVENUES, AND DECLINES IN SALES TO MAJOR CUSTOMERS COULD HARM THE COMBINED COMPANY'S OPERATING RESULTS.

     Sales to a limited number of customers have accounted for a significant portion of each of Sanmina's and SCI's revenues in each fiscal period. Sanmina and SCI expect that sales to a limited number of customers will continue to account for a substantial portion of the combined company's total revenues in future periods. Sanmina and SCI each has experienced periods in which sales to some of their respective major customers, as a percentage of total revenues, have fluctuated due to delays or failures to place expected orders.

     During fiscal 2000, 1999 and 1998, sales to Sanmina's ten largest customers accounted for approximately 55%, 48% and 40%, respectively, of Sanmina's net sales. For fiscal 2000, only sales to one customer, Nortel

Networks, represented more than 10% of Sanmina's net sales. For fiscal 1999 and 1998, no single customer accounted for more than 10% of net sales. This customer information gives effect to the restatement of Sanmina's results of operations to reflect its recent acquisition of AB Segerstrom and Svensson.

     During fiscal 2000, 1999 and 1998, SCI's ten largest customers contributed more than 75% of SCI's revenues. For fiscal 2000, sales to Hewlett-Packard Company and Nortel Networks Corporation each represented more than 10% of SCI's revenues. For fiscal 1999, sales to Hewlett-Packard, Dell and Compaq each represented more than 10% of SCI's revenues and for fiscal 1998, sales to Hewlett-Packard represented more than 10% of SCI's revenues.

     Although Sanmina and SCI cannot assure you that the combined company's principal customers will continue to purchase products and services at current levels, if at all, Sanmina and SCI expect that the combined company will continue to depend upon its principal customers for a significant portion of their net sales. The combined company's customer concentration could increase or decrease, depending on future customer requirements, which will depend in large part on market conditions in the electronics industry segments in which the combined company's customers participate. The loss of one or more major customers or declines in sales to major customers could significantly harm the combined company's business and operating results and lead to declines in the price of the combined company's common stock.

SANMINA AND SCI ARE EACH SUBJECT TO RISKS ASSOCIATED WITH ACQUISITIONS, AND THESE RISKS COULD HARM THE COMBINED COMPANY'S OPERATING RESULTS AND CAUSE ITS STOCK PRICE TO DECLINE.

     Sanmina and SCI each have, for the past several fiscal years, pursued a strategy of growth through acquisitions. In Sanmina's case, these acquisitions have primarily involved acquisitions of entire companies. In addition, Sanmina and SCI have acquired selected assets from electronics industry OEMs, principally equipment, inventory and in certain cases facilities or facility leases. These transactions also typically involve new supply agreements with OEMs. Acquisitions of companies and businesses and expansion of operations involve certain risks, including the following:

     - the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale or other value;

     - diversion of management's attention;

     - difficulties in scaling up production at new sites and coordinating management of operations at new sites;

     - difficulties associated with managing and integrating operations in distant geographic locations, such as Europe, the Middle East, Asia and Latin America;

     - the possible need to restructure, modify or terminate customer relationships of the acquired company; and

     - loss of key employees of acquired operations.

     Accordingly, the combined company may experience problems in integrating operations recently acquired by Sanmina or SCI or operations associated with any future acquisition. Sanmina and SCI therefore cannot assure you that any recent or future acquisition will result in a positive contribution to the combined company's results of operations. Furthermore, Sanmina and SCI cannot assure you that the combined company will realize value from any acquisition which equals or exceeds the consideration paid. In particular, the successful combination of the combined company with any businesses the combined company acquires in the future will require substantial effort from each company, including the integration and coordination of sales and marketing efforts. The diversion of the attention of management and any difficulties encountered in the transition process, including, the interruption of, or a loss of momentum in, the activities of any future acquisition, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans, could harm the combined company's ability to realize the anticipated benefits of any future acquisition. Any failure by the combined company to realize the anticipated benefits of its acquisitions could harm its business and operating results, and could cause the price of the combined company's common stock to decline. In addition, future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense or impairment charges. These factors could harm the combined company's business and operating results and cause the price of the combined company's common stock to decline.

OEM ASSET DIVESTITURE TRANSACTIONS INVOLVE SIGNIFICANT RISKS THAT COULD HARM THE COMBINED COMPANY.

     Sanmina and SCI have pursued and both companies expect to continue to pursue opportunities to acquire assembly operations being divested by electronics industry OEMs. Sanmina and SCI expect that competition for these opportunities among electronics manufacturing services firms will be intense as these transactions typically enable the acquiror to enter into long-term supply arrangements with the divesting OEM. Accordingly, the combined company's future results of operations could be harmed if it is not successful in consummating a significant portion of the OEM divestiture transactions it pursues. In addition, due to the large scale and long-term nature of supply arrangements typically entered into in OEM divestiture transactions and because cost reductions are generally a major reason why the OEM is divesting operations, pricing of manufacturing services may be less favorable to the manufacturer than in standard contractual relationships. For example, Sanmina experienced declines in gross margins during fiscal 2000 due to Sanmina's increase in sales to Nortel Networks under Sanmina's supply agreement relating to the operations it acquired. In addition, premiums paid to the divesting OEM may be in excess of the value that can be realized from the transaction. Furthermore, because these transactions involve customers, they can present difficult managerial and organizational challenges, particularly with respect to excess inventory, excess capacity and similar problems. If the combined company enters into OEM divestiture transactions, it may experience erosion in gross margins as a result of the pricing structure in such transactions as well as problems arising from excess inventory and capacity.

THE COMBINED COMPANY MAY EXPERIENCE COMPONENT SHORTAGES, WHICH WOULD CAUSE IT TO DELAY SHIPMENTS TO CUSTOMERS, RESULTING IN POTENTIAL DECLINES IN REVENUES AND OPERATING RESULTS.

     Recently, a number of components purchased by each of Sanmina and SCI and incorporated into assemblies and subassemblies they each produce have been subject to shortages. These components include application-specific integrated circuits, capacitors and connectors. Unanticipated component shortages caused Sanmina to be unable to make certain scheduled shipments to customers during fiscal 2000 and may do so in the future. SCI also has experienced shipment delays due to component shortages. The inability to make scheduled shipments in the future could cause the combined company to experience a shortfall in revenues and cost absorption. The combined company could also experience negative customer goodwill due to the delay in shipment. Component shortages may also increase the combined company's cost of goods due to premium charges it must pay to purchase components in short supply and due to changes in the mix of assemblies shipped to customers. For example, shortages in certain components negatively affected Sanmina's and SCI's operating results and contributed to an increase in inventory levels during fiscal 2001. Accordingly, component shortages could harm the combined company's operating results for a particular fiscal period due to the resulting revenue shortfall, cost absorption or cost increases and could also damage customer relationships over a longer-term period.

THE COMBINED COMPANY IS SUBJECT TO COMPETITION AND TECHNOLOGICAL CHANGE, AND ITS BUSINESS MAY BE HARMED BY COMPETITIVE PRESSURES AND FAILURE TO ADAPT TO TECHNOLOGICAL CHANGES.

     Because SCI and Sanmina operate to a considerable degree in different markets, each of SCI and Sanmina will be affected differently by competition and technological change. The combined company will be affected by competition and technological change in the same manner as each company is affected, in addition to facing new competitive and technological challenges as a result of the merger.

     The electronics manufacturing services industry is highly competitive. Sanmina and SCI compete on a worldwide basis to provide electronics manufacturing services to OEM's. Sanmina and SCI must continually develop improved manufacturing processes to accommodate customers' needs for increasingly complex products. Sanmina's and SCI's competitors include large independent manufacturers such as Solectron Corporation, Flextronics International Ltd., Celestica, Inc. and Jabil Circuit, Inc. Some of these companies have greater manufacturing and financial resources than Sanmina and SCI individually and as a combined company. In addition, Sanmina and SCI face competition from OEMs that manufacture their own products.

     The communications equipment industry is highly fragmented and characterized by intense competition. Sanmina offers products and services in the communications equipment product space, which is highly competitive but is less fragmented than the electronics manufacturing services industry as a whole. Sanmina's competitors also manufacture communications equipment products, and some of these competitors have greater manufacturing and financial resources than Sanmina, as well as greater surface mount assembly capacity. Consequently, as a participant in the communications equipment product space, Sanmina must continually develop improved manufacturing processes to accommodate Sanmina's customers' needs for increasingly complex products. During periods of recession in the electronics industry, Sanmina's competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to OEMs, who may become more price sensitive. Sanmina may also be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities where labor and other costs are lower.

     SCI competes against numerous domestic and international companies which participate in the electronics manufacturing services industry. Additionally, SCI faces competition from current and prospective customers who evaluate SCI's services and capabilities against the merits of internal manufacturing.

     The combined company will experience intense competition which is expected to intensify further as more companies enter markets in which the combined company operates, as existing competitors expand capacity and as the industry consolidates. To remain competitive, the combined company must develop and provide technologically advanced engineering services, information systems and manufacturing processes. In addition, the combined company must maintain high quality products and services, offer flexible delivery schedules and deliver products on a timely basis. Failure to satisfy these or other requirements could adversely affect the combined company.

THE COMBINED COMPANY'S OPERATING RESULTS MAY BE AFFECTED BY SEASONALITY.

     Although SCI's business historically has not been consistently seasonal, seasonal demands for products produced by SCI for its customers and sold by them to consumers may impact the combined company's quarterly revenues. The effect of seasonality has increased in recent quarters, as the proportion of SCI's customers' products ultimately sold at retail, has increased. SCI's operating margins have undergone seasonal fluctuations in the past, particularly in the first fiscal quarter due to the slowing effects of the summer season. Sanmina and SCI believe these seasonality effects may continue at the combined company.

ENVIRONMENTAL MATTERS ARE A KEY CONSIDERATION IN EACH OF SANMINA'S AND SCI'S BUSINESS AND FAILURE TO COMPLY WITH THE REQUIREMENTS OF ENVIRONMENTAL LAWS COULD HARM ITS BUSINESS.

     Both Sanmina and SCI are subject to a variety of local, state and federal environmental laws in the United States and elsewhere and regulations relating to the storage, use, discharge and disposal of chemicals, solid waste and other hazardous materials used during their manufacturing processes, as well as air quality regulations and restrictions on water use. Proper waste disposal is a major consideration for printed circuit board manufacturers, such as Sanmina, because metals and chemicals are used in the manufacturing process. Maintenance of environmental controls is also important in the electronics assembly process. When violations of environmental laws occur, Sanmina and SCI can be held liable for damages and the costs of remedial actions and can also be subject to revocation of permits necessary to conduct their businesses. There can be no assurance that violations of environmental laws will not occur in the future as a result of the inability to obtain permits, human error, equipment failure or other causes. Any permit revocations could require the combined company to cease or limit production at one or more facilities, which could seriously harm the combined company's business, financial condition and results of operations. Moreover, the failure to comply with present and future regulations could restrict the combined company's ability to expand facilities or could require the combined company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations.

     Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. The combined company will operate in several environmentally sensitive locations and will be subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes or restrictions on discharge limits, emissions levels, permitting requirements and material storage or handling may require a higher than anticipated level of capital investment or, depending on the severity of the impact of the foregoing factors, plant relocation. Compliance with new or existing regulations could seriously harm the combined company's business, financial condition and results of operations.

SANMINA IS SUBJECT TO ENVIRONMENTAL CONTINGENCIES AT SITES OPERATED BY ACQUIRED COMPANIES AND COULD INCUR SUBSTANTIAL COSTS FOR ENVIRONMENTAL REMEDIATION AND RELATED ACTIVITIES AT THESE SITES.

     In November 1997, Sanmina acquired Elexsys International Inc., which became a wholly-owned subsidiary of Sanmina. Several facilities owned or occupied by Elexsys at the time of the acquisition, or formerly owned or occupied by Elexsys or companies acquired by Elexsys, had either soil or groundwater contamination underneath or near the facility. For example, the Von Karman Avenue, Irvine, California facility, a printed circuit board manufacturing plant, has solvent contamination in soil and groundwater and is currently under investigation by the California Regional Water Quality Control Board (RWQCB). Sanmina has been pumping and treating groundwater for a number of years. By letter dated June 8, 2001, the RWQCB threatened to issue a Clean-up and Abatement Order to address concerns about additional investigation and remediation. No such order has been issued, and Sanmina is working with the RWQCB to address their concerns. To date, the cost of the various investigations and of operating the remediation system at the Irvine facility have not materially affected Sanmina's financial condition. In the event Sanmina is required to undertake additional groundwater or soil cleanup, the cost of such cleanup is likely to be substantial. However, Sanmina believes, based on the information currently available to it, that the potential cost of any groundwater or soil clean-up would not materially affect Sanmina's financial condition. Currently, Sanmina is unable to anticipate whether any third party claims will be brought against it for the existence of the contamination at the Irvine facility.

     At two facilities formerly owned or occupied by a predecessor company to Elexsys in Mountain View, California, Sanmina has been required by the California Department of Toxic Substances Control (DTSC) to undertake investigation of soil and groundwater. DTSC has advised Sanmina that no further investigation will be required at one of the two facilities. At the other facility, test results have not been sufficient to enable Sanmina to determine whether or not cleanup activities will be required; however, Sanmina does not believe any such activities will be required. Sanmina has not been ordered to undertake any soil or groundwater cleanup activities at either of the two former Mountain View facilities. Nevertheless, the process of remediating contaminated soil and groundwater is costly, and if Sanmina is required to undertake substantial remediation activities at one or more of the former Elexsys facilities, the costs of such activities may materially affect Sanmina's financial condition.

     In November 1998, Sanmina acquired Altron Incorporated, which became a wholly-owned subsidiary of Sanmina. Altron was advised in 1993 by Olin Corporation that contamination resulting from activities of prior owners of property owned by Olin and located close to the Altron manufacturing plant in Wilmington, Massachusetts, had migrated under the Altron plant. Olin has assumed full responsibility for any remediation activities that may be required and has agreed to indemnify and hold Altron harmless from any and all costs, liabilities, fines, penalties, charges and expenses arising from and relating to any action or requirement, whether imposed by statute, ordinance, rule, regulation, order, decree or by general principles of law to remediate, clean up or abate contamination emanating from the Olin site. Although Sanmina believes that Olin's assumption of responsibility will result in no remediation cost to Altron from the contamination, there can be no assurance that Altron will not be subject to some costs regarding this matter. Sanmina does not anticipate costs relating to this matter, if any, will materially affect its financial condition.

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

     Sanmina has been named as a potentially responsible party at several contaminated disposal sites as a result of the past disposal of hazardous waste by companies acquired by Sanmina or their corporate predecessors. While liabilities for such historic disposal activities have not materially affected Sanmina's financial condition to date, there can be no guarantee that past disposal activities will not result in liability which will materially affect Sanmina in the future.

HADCO, A WHOLLY-OWNED SUBSIDIARY OF SANMINA, IS SUBJECT TO ENVIRONMENTAL CONTINGENCIES AT SITES CURRENTLY OR FORMERLY OPERATED BY IT AND COULD INCUR SUBSTANTIAL COSTS FOR ENVIRONMENTAL REMEDIATION AND RELATED ACTIVITIES AT THESE SITES.

     Hadco is aware of certain chemicals that exist in the ground at certain of its facilities. Hadco has notified various governmental agencies and continues to work with them to monitor and resolve these matters. During March 1995, Hadco received a Record Of Decision (ROD) from the New York State Department of Environmental Conservation (NYSDEC), regarding soil and groundwater contamination at its Owego, New York facility. Based on a Remedial Investigation and Feasibility Study (RIFS) for apparent on-site contamination at that facility and a Focused Feasibility Study (FFS), each prepared by environmental consultants of Hadco, the NYSDEC has approved a remediation program of groundwater withdrawal and treatment and iterative soil flushing. Hadco has executed a Modification of the Order on Consent to implement the approved ROD. Capital equipment for this remediation has already been acquired by Hadco, and future operation and maintenance costs, which will be incurred and expended over the estimated life of the program of the next 28 years, are estimated at between $40,000 and $100,000 per year. In the summer of 1998, NYSDEC took additional samples from a wetland area near Hadco's Owego facility. Analytical reports of earlier sediment samples indicated the presence of certain inorganics. The new samples showed elevated levels of certain metals, but NYSDEC has not made a determination as to the potential source of such metals, the remedial action to be taken, or the persons to undertake and/or pay for any remediation. There can be no assurance that Hadco and/or other third parties will not be required to conduct additional investigations and remediation at that location, the costs of which are currently indeterminable.

     Hadco has commenced the operation of a groundwater extraction system at its Derry, New Hampshire, facility to address certain groundwater contamination and migration control issues. It is not possible to make a reliable estimate of the length of time remedial activity will have to be performed. However, it is anticipated that the groundwater extraction system will be operated for at least 30 years. There can be no assurance that Hadco will not be required to conduct additional investigations and remediation relating to the Derry facility. The total costs of such groundwater extraction system and of conducting any additional investigations and remediation relating to the Derry facility are not fully determinable.

     From 1974 to 1980, Hadco operated a printed circuit manufacturing facility in Florida as a lessee. In June 1999, Hadco, Gould Electronics, Inc. and the Florida Department of Environmental Protection (FDEP) entered into a Settlement Agreement which provides that Hadco and Gould will undertake remedial action based on a Supplemental Contamination Assessment Report and a later Feasibility Study, which has been prepared by a consultant to Hadco and Gould and approved by the FDEP. The remedial capital costs are estimated to be $1.4 million. In addition, ongoing monitoring and operation and maintenance costs are estimated to be $1.4 million, which includes operation of the remediation system for 8 years and monitoring for 30 years. Actual remedial activities have not yet commenced.

     In March 1993, the EPA notified Hadco Santa Clara of its potential liability for maintenance and remediation costs in connection with a hazardous waste disposal facility operated by Casmalia Resources, a California Limited Partnership, in Santa Barbara County, California. In June 1997, the United States District Court in Los Angeles, California, approved and entered a Consent Decree among the EPA and 49 entities (including Hadco Santa Clara) acting through the Casmalia Steering Committee (CSC). The Consent Decree sets forth the terms and conditions under which the CSC will carry out work aimed at final closure of the site. Certain closure activities will be performed by the CSC. Under the Consent Decree, the settling parties will work with the EPA to pursue the non-settling parties to ensure they participate in contributing to the closure and long-term operation and maintenance of the facility.

     In May 2000, Sanmina was notified by the city of Santa Clara, California, of a number of alleged wastewater discharge and other violations of environmental laws by one of Sanmina's plants. Sanmina cooperated with Santa Clara to address the city's concerns regarding the plant's operations and subsequently settled this matter with the city. Santa Clara did not file any lawsuit against Sanmina in connection with this matter.

     In March 2001, Sanmina acquired approximately 94% of the outstanding shares and convertible debentures of Segerstrom. It is possible that previous operations have contaminated soil and/or groundwater at Segerstrom facilities. At the current time, Sanmina believes that the estimated environmental liabilities associated with the Segerstrom facilities are approximately $4.4 million. Sanmina believes, based on the limited information currently available, that the cost of any groundwater or soil clean-up that may be required would not harm Sanmina's business, financial condition and results of operations. Nevertheless, the process of remediating contaminated soil and groundwater is costly, and if Sanmina is required to undertake substantial remediation activities at one or more of the former Segerstrom facilities, there can be no assurance that the costs of such activities would not harm Sanmina's business, financial condition and results of operations.

SCI IS SUBJECT TO ENVIRONMENTAL CONTINGENCIES AT SITES OPERATED BY SCI AND COULD INCUR SUBSTANTIAL COSTS FOR ENVIRONMENTAL REMEDIATION AND RELATED ACTIVITIES AT THESE SITES.

     SCI has undertaken remediation activities for groundwater contamination at Plants 1 and 4 in Huntsville, Alabama. The applicable regulatory authorities have granted "no further action status" with regard to these remediation projects. In addition, Plant 34 in Brockville, Ontario, Canada has contaminated soil and groundwater which Nortel Networks is remediating. In addition, Plant 34 in Brockville, Ontario, Canada has groundwater contamination that Nortel Networks is remediating to comply with applicable standards. Nortel Networks has agreed to indemnify SCI for any loss it incurs as a result of claims by third parties relating to the groundwater contamination or the work associated with the cleanup of the contamination. However, there may also be soil and/or groundwater contamination at other current or former SCI manufacturing facilities which has yet to be discovered and could give rise to material remediation obligations and/or other liabilities.

     In the course of preparing its plants located in Arab, Alabama, and Colorado Springs, Colorado, for sale, SCI conducted a Phase I Environmental Site Assessment and Limited Compliance Review at both facilities. Both procedures indicated the presence of lead in wipe samples obtained from surfaces in the interior of these plants. While there are no standards for lead on surfaces in commercial buildings, these concentrations are above residential standards not applicable to these facilities. Remediation activities to reduce the lead concentrations are currently underway at both plants. Lead dust has also been identified at SCI's San Jose, California, facility. The estimated clean up costs for identified remediation activities at these plants is approximately $900,000.

     As the manufacturing equipment that generated the lead dust is used at most SCI manufacturing facilities, it is possible that lead dust could be present in the interior of some or all of its current and former manufacturing facilities. While SCI regularly monitors for airborne concentrations of lead in its buildings and is not aware of any significant lead concentrations in excess of the applicable OSHA standards, the presence of lead dust in these facilities could give rise to affirmative remediation obligations and/or other liabilities if the levels are found to be sufficiently high.

     Asbestos is present at several SCI manufacturing facilities. While this asbestos is being managed in place pursuant to asbestos operations and maintenance plans, the presence of asbestos could give rise to affirmative remediation obligations and other liabilities.

     On February 1, 2000, SCI was named as a third-party defendant in an action brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act based on releases of hazardous substances to the soil and groundwater at the Allworth, Inc. solvent recycling facility in Tarrant City, Alabama. Plaintiff Southdown, Inc., former owner of Allworth, initially brought this cost recovery action against other prior owners of Allworth and current and former customers of Allworth. In turn, the customer defendants named additional customers, including SCI. On November 7, 2000, the District Court dismissed the claims against all former customer defendants with prejudice. On December 4, 2000, Southdown, Inc. and
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

Southdown Environmental LLC, an indirect wholly-owned subsidiary of Southdown, Inc., filed a notice of appeal of the District Court's November 7, 2000 Order, which appeal is pending. The parties to this action have agreed to settle the case and dismiss all claims with prejudice with each party bearing its own costs. The current owners of the Allworth facility have agreed to indemnify the customers of the facility, including SCI, for all necessary remediation costs. However, should the current owner of the Allworth facility not be able to honor its indemnification of SCI, it is possible that state or federal authorities could require SCI to participate, along with the numerous other potentially responsible parties, in the remediation of the soil and groundwater at the Allworth facility.

SOME EXECUTIVE OFFICERS AND KEY PERSONNEL ARE CRITICAL TO THE BUSINESS OF THE COMBINED COMPANY AND THESE OFFICERS AND KEY PERSONNEL MAY NOT REMAIN WITH THE COMPANY IN THE FUTURE.

     The success of the combined company depends upon the continued service of some executive officers and other key personnel. Generally, neither Sanmina's nor SCI's employees are bound by employment or noncompetition agreements, and there can be no assurance that the combined company will retain its officers and key employees, particularly its highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for these employees is intense, and the loss of key employees could negatively affect the combined company. Upon completion of the merger, A. Eugene Sapp, Jr., chief executive officer of SCI, will become co-chairman of Sanmina and Robert C. Bradshaw, president and chief operating officer of SCI, will become president of EMS operations of Sanmina. If the combined company loses the services of Jure Sola, chairman and chief executive officer of Sanmina, Randy Furr, president and chief operating officer of Sanmina, Mr. Sapp, Mr. Bradshaw, one or more of its other executive officers or key employees, or if one or more of these individuals decides to join a competitor or otherwise compete directly or indirectly with the combined company, the combined company's business, operating results and financial condition could be seriously harmed.

THE COMBINED COMPANY WILL HAVE SUBSTANTIAL INDEBTEDNESS, SOME OF WHICH IS VARIABLE INTEREST DEBT THAT IS AFFECTED BY INTEREST RATE FLUCTUATIONS.

     In May 1999, Sanmina raised approximately $350 million through an offering of four and one-quarter percent convertible subordinated notes due 2004 to qualified institutional investors. In September 2000, Sanmina raised approximately $750 million through an offering of zero coupon convertible subordinated debentures due 2020 to qualified institutional investors. For a description of Sanmina's outstanding indebtedness, refer to Sanmina's audited and unaudited financial statements incorporated into this joint proxy statement/prospectus by reference. Sanmina's other indebtedness is principally comprised of operating, synthetic and capital leases.

     In July 1996, SCI borrowed $100 million under adjustable rate senior notes due 2006 issued to a group of institutional investors. In March 2001, SCI borrowed $600 million under adjustable rate senior notes due 2006 issued to a second group of institutional investors. The interest rates under these issues of senior notes adjust on the basis of certain changes in financial covenants applicable to SCI. SCI also has in place two credit facilities with a group of domestic and international banks under which SCI may borrow principal amounts up to $325 million under a 364-day revolving credit line and up to $200 million under a five-year credit line. SCI further has a $210 million asset securitization program expiring November 2001 under which certain accounts receivable may be sold by a special purpose subsidiary of SCI, with limited recourse. In March 2000, SCI issued $575 million of its 3% convertible subordinated notes due March 2007. The notes are convertible into SCI's common stock and will become convertible into Sanmina common stock following the merger. For a complete description of SCI's outstanding indebtedness, refer to SCI's audited and unaudited financial statements incorporated herein by reference. SCI's other debt-related liabilities include lease or guarantee obligations under industrial revenue bonds.

     Included in the debt described above is approximately $422 million of variable interest debt, at March 25, 2001, incurred by SCI. Short term interest rate changes can impact SCI's interest expense on this debt, as well as the discount (reflected in interest expense) on its accounts receivable sold under SCI's asset securitization agreement. The fluctuations in interest rates may have an effect on operating results of the combined company.

     The level of the combined company's indebtedness, among other things, could:

     - make it difficult for the combined company to make payments on the notes and leases;

     - make it difficult for the combined company to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

     - require the combined company to dedicate a substantial portion of its expected cash flow from operations to service its indebtedness, which would reduce the amount of its expected cash flow available for other purposes, including working capital and capital expenditures;

     - limit its flexibility in planning for, or reacting to, changes in the combined company's business; and

     - make the combined company more vulnerable in the event of a downturn in its business.

     The combined company may incur substantial additional indebtedness in the future.

FAILURE TO MANAGE THE COMBINED COMPANY'S GROWTH MAY SERIOUSLY HARM ITS BUSINESS.

     Sanmina's and SCI's businesses have grown in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on the combined company's infrastructure and internal systems. To manage the combined company's growth effectively, the combined company must continue to improve and expand its management information systems. The combined company will face additional growth management challenges, particularly as a result of Sanmina's recent acquisitions in Europe and Brazil. Future acquisitions, both in the United States and internationally, could place additional strains on the combined company's management infrastructure. If the combined company is unable to manage growth effectively, its results of operations could be harmed.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS MAY HARM THE OPERATIONS OF THE COMBINED COMPANY.

     Sanmina's and SCI's existing international operations and plans to expand international operations involve risks, and the failure to effectively expand internationally could harm the combined company's operating results. Sanmina opened its first overseas facility, located in Dublin, Ireland, in June 1997. During June 2000 and July 2000, Sanmina acquired operations in Ireland, Sweden, Finland, Malaysia and China. In October 2000, Sanmina acquired a 49.9% ownership interest in INBOARD, a wholly-owned subsidiary of Siemens AG, located in Germany. By virtue of the Segerstrom acquisition, Sanmina acquired operations in Sweden, Finland, Brazil, Hungary, and Scotland. SCI currently generates more than half of its revenue from its non-U.S. operations. Additionally, much of SCI's manufacturing material is provided by international suppliers.

     U.S. export sales by SCI approximated $175 million, $116 million and $185 million for fiscal 2000, 1999, and 1998, respectively. Sales by SCI's non-U.S. operations amounted to $4.2 billion in fiscal 2000, $2.8 billion in fiscal 1999 and $2.1 billion in fiscal 1998. Non-U.S. sales represented 50.5% of consolidated sales in fiscal 2000, 41.8% in fiscal 1999 and 30.9% in fiscal 1998. Property, plant and equipment investments by SCI in non-U.S. operations were $427 million, $308 million and $271 million at June 30, 2000, 1999 and 1998, respectively.

     Sanmina's and SCI's international sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political and economic instability, trade restrictions, changes in tariffs, labor unrest and difficulties in staffing, coordinating communications among and managing international operations. Additionally, the combined company's business and operating results may be harmed by fluctuations in international currency exchange rates as well as increases in duty rates, earnings expatriation restrictions, difficulties in obtaining export licenses, misappropriation of intellectual property, constraints on the combined company's ability to maintain or increase prices and competition. Sanmina and SCI cannot assure you that the combined company will realize the anticipated strategic benefits of its international expansion or that international operations will contribute positively to the combined company's business and operating results.

     To respond to competitive pressures and customer requirements, the combined company may further expand internationally in lower cost locations, particularly additional locations in Asia, Central Europe and Latin America. As a result of this possible expansion, the combined company could encounter difficulties in scaling up production at overseas facilities and in coordinating its U.S. and international operations. The combined company may not realize anticipated revenue growth at new international operations. The combined company may elect to establish start-up operations rather than acquiring existing businesses, which would require it to recruit management and other personnel and build a customer base at a completely new operation. Accordingly, unanticipated problems the combined company encounters in establishing new international operations could harm its business and operating results and cause its stock price to decline.

THE COMBINED COMPANY'S OPERATING RESULTS MAY BE AFFECTED BY FLUCTUATIONS IN INTERNATIONAL CURRENCIES.

     SCI currently primarily conducts its international sales and purchase transactions in U.S. dollars or under customer contract provisions that protect against most major currency risks. SCI's largest currency risk is that associated with its Brazilian operation. Unlike SCI's other international operations, its Brazilian plant is directly exposed to the effects of currency devaluation on certain customers' contracts until forward pricing is adjusted accordingly (normally quarterly). Other currency exchange risks associated with SCI's international operations primarily relate to current assets and liabilities denominated in currencies other than the U.S. dollar. Although SCI endeavors to balance such items against each other where possible at individual operations, no assurance can be given that it will be successful in mitigating the effects of changes in currency exchange rates upon such international dollar transactions. Changes in some international currency exchange rates impact the geographic areas where SCI's revenue is derived. When international currencies are devalued, manufacturing costs of plants in those countries may become more competitive with other established plants. Sanmina's international purchase and sale transactions are also primarily denominated in U.S. dollars, except that Segerstrom's transactions are denominated primarily in Euros, Swedish kronors or other European currencies. Accordingly, the combined company will be subject to risks associated with currency fluctuations and devaluations.

SANMINA AND SCI ARE SUBJECT TO RISKS RELATED TO INTELLECTUAL PROPERTY RIGHTS HELD BY THIRD PARTIES.

     Sanmina and SCI are subject to risks related to intellectual property rights held by third parties. In certain cases, the combined company may find it necessary or desirable to license or otherwise acquire rights to intellectual property held by others. In July 2000, Sanmina settled one such dispute through a licensing arrangement with the Lemelson Foundation. SCI is currently in litigation with the Lemelson Foundation regarding claims that certain activities of SCI infringe United States patents held by the Lemelson Foundation. Other such disputes, which could involve the combined company in litigation or in administrative proceedings before the United States Patent and Trademark Office or patent authorities in other countries, could arise in the future. These proceedings could be costly to conduct and could also result in the diversion of management time and attention. In addition, adverse determinations in any proceedings of this nature could require the combined company to pay monetary damages and could also result in the loss of intellectual property rights. In the event the combined company was able to settle disputes through licensing or similar arrangements, the costs of these licenses could be substantial. Accordingly, future disputes regarding intellectual property rights could harm the combined company's business, financial condition and results of operations.

     On February 14, 2001, Gemstar-TV Guide International, Inc. and StarSight Telecast, Inc. filed a complaint against SCI and four other respondents with the United States International Trade Commission. With respect to SCI, the complaint alleged certain unfair acts, including patent infringement, in the importation of set top boxes manufactured by SCI for EchoStar Communications Corporation, another respondent in the case. The Commission instituted an investigation following publication of its notice in the Federal Register on March 21, 2001. The matter is in the discovery phase, and trial is currently scheduled to commence on December 3, 2001.
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

THE COMBINED COMPANY'S BUSINESS MAY BE HARMED BY THE CALIFORNIA ELECTRICAL POWER CRISIS.

     A significant portion of Sanmina's customer base and operations are located in the State of California, which is in the midst of an energy crisis that could disrupt Sanmina's operations and increase Sanmina's expenses. In the event of an acute power shortage, that is, when power reserves for the State of California fall below 1.5%, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout California. If blackouts interrupt Sanmina's power supply, Sanmina could be temporarily unable to continue operations at certain of its California facilities. In addition, concerns exist that the California energy crisis could lead to worsening of economic conditions in California which could affect the combined company's customers in California. Power shortages in California have also caused the wholesale price of electricity to increase, which will likely cause operating expenses for California facilities to increase. Accordingly, the California energy situation could adversely affect the combined company's business and results of operations.

THE COMBINED COMPANY MAY BE SUBJECT TO A SECURITIES CLASS ACTION SUIT IF ITS STOCK PRICE FALLS.

     Following periods of volatility in the market price of a company's stock, some stockholders may file a securities class action litigation. Any future securities class action litigation could be expensive and divert management's attention and harm the combined company's business, regardless of its merits.

THE TRADING PRICE OF THE COMBINED COMPANY'S SECURITIES, INCLUDING COMMON STOCK AND CONVERTIBLE SUBORDINATED DEBENTURES, MAY BE VOLATILE, AND THE VALUE OF YOUR INVESTMENT COULD DECLINE.

     The trading price of Sanmina's common stock and SCI's common stock has been and could in the future be subject to significant fluctuations in response to variations in quarterly operating results, developments in the electronics industry, changes in general economic conditions and economic conditions in the electronics industry and the communications sector in particular, changes in securities analysts' recommendations regarding Sanmina's and SCI's securities and other factors. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology companies and which have been unrelated to or disproportionately impacted by the operating performance of those companies. For example, Sanmina's common stock price has fluctuated from a high of approximately $60.50 to a low of approximately $17.53 during the 52 weeks ended August 9, 2001, and SCI's common stock price has fluctuated from a high of approximately $65.125 to a low of approximately $15.53 during the 52 weeks ended August 9. These broad market fluctuations may cause the market price of the combined company's common stock to decline, which could diminish the value of your investment.

     In addition, Sanmina and SCI each have outstanding several classes of convertible subordinated notes. The Sanmina notes are not traded on a national securities exchange or market. However, inter-institutional trading markets do exist for these securities. The SCI 3% convertible subordinated notes are listed on the New York Stock Exchange and will remain outstanding as an obligation of SCI following the merger. As a result of the merger, the SCI 3% notes may not qualify for continued listing on the New York Stock Exchange. The market price of these securities is likely to be affected by the same factors that will affect the market price for the combined company's common stock.

                  THE SPECIAL MEETING OF SANMINA STOCKHOLDERS

JOINT PROXY STATEMENT/PROSPECTUS

     This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Sanmina's board of directors in connection with the proposed merger. This joint proxy statement/prospectus is
first being furnished to stockholders of Sanmina on or about [          ], 2001.

DATE, TIME AND PLACE OF THE SPECIAL MEETING

     The special meeting of stockholders of Sanmina is scheduled to be held as follows:

         [          ], 2001
         [          ], local time
         [LOCATION]

PURPOSE OF THE SPECIAL MEETING

     The special meeting is being held to approve the issuance of shares of Sanmina common stock to SCI stockholders in connection with the merger, to
change Sanmina's corporate name to [          ] effective upon the consummation
of the merger and to transact any other business that properly comes before the special meeting or any adjournment thereof.

     If the Sanmina stockholders do not approve the proposal to change Sanmina's
corporate name to [          ], SCI will not be obligated to complete the
merger. Accordingly, unless SCI waives this condition, the merger would not be consummated even if Sanmina's stockholders approved the issuance of Sanmina common stock to the SCI stockholders.

     If the stockholders of Sanmina approve the proposals and the other conditions to the completion of the merger are satisfied or waived, Sun Acquisition Subsidiary will merge with and into SCI, and SCI will survive the merger as a wholly-owned subsidiary of Sanmina. You will not receive any additional shares of Sanmina common stock or be required to exchange your Sanmina stock certificates in connection with the merger.

RECOMMENDATION OF THE SANMINA BOARD OF DIRECTORS

     The members of the board of directors of Sanmina, excluding Joseph M. Schell who abstained from voting, unanimously concluded that the merger agreement and the merger are fair to and in the best interests of Sanmina's stockholders, and the board unanimously recommends that the stockholders vote FOR the proposal to approve the issuance of Sanmina common stock to SCI stockholders in connection with the merger and the change of Sanmina's corporate
name to [          ] effective upon the consummation of the merger.

STOCKHOLDER RECORD DATE FOR THE SPECIAL MEETING

     Sanmina's board of directors has fixed the close of business on
[          ], 2001 as the record date for determination of Sanmina stockholders entitled to notice of, and to vote at, the special meeting. On the record date,
there were [          ] shares of Sanmina common stock outstanding, held by
approximately [       ] holders of record.

MAJORITY VOTE OF SANMINA STOCKHOLDERS REQUIRED TO APPROVE THE STOCKHOLDER PROPOSALS

     A majority of the outstanding shares of Sanmina common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of the holders of at least a majority of the shares of Sanmina common stock represented at the special meeting is required to approve the issuance of Sanmina common stock in connection with the merger. The affirmative vote of the holders of at least a majority of the shares of Sanmina common stock outstanding and entitled
to vote is required to approve the change of Sanmina's corporate name to [     ]
effective upon the consummation of the merger. You are entitled to one vote for each share of Sanmina common stock held by you on the record date on each proposal to be presented to stockholders at the special meeting.

     On the record date for the special meeting, directors and executive
officers of Sanmina and their affiliates held approximately [       ] shares of
Sanmina common stock representing approximately [ ]% of all outstanding shares of Sanmina common stock as of the record date.

     Sanmina executive officers and directors, in their capacity as stockholders, have agreed, subject to the terms and conditions of a voting agreement with Sanmina and SCI, to vote their shares of Sanmina common stock in favor of the approval of share issuance and the name change. As of the record
date these stockholders held approximately [       ] shares of Sanmina common
stock representing approximately [ ]% of the outstanding shares of Sanmina common stock as of the record date.

PROXIES

  Voting By Proxy Card

     All shares of Sanmina common stock represented by properly executed proxy card received before or at the special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated on the proxy cards. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR approval of the share issuance and the name change. You are urged to mark a box on the proxy card to indicate how to vote your shares.

     If a properly executed proxy card is returned and the stockholder has instructed the proxies to abstain from voting on the share issuance in connection with the merger, the Sanmina common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be voted for or against the stockholder proposals, thereby having the effect of being a vote against the stockholder proposals. If your shares are held in an account at a brokerage firm or bank, you must instruct such institution how to vote your shares. If an executed proxy card is returned by a broker holding shares in the name of a brokerage firm or bank, which indicates that the broker or bank does not have instructions or discretionary authority to vote on approval of the proposals, the shares will be considered present at the meeting for the purpose of determining a quorum, but will not be considered to have been voted in favor of approval of the proposals. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or bank.

     Because the approval of the name change requires the affirmative vote of a majority of the shares of Sanmina common stock outstanding on the record date, abstentions, failures to vote and broker non-votes will have the same effect as a vote against this proposal.

     Sanmina does not expect that any matters other than those set forth above will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

  Voting by Telephone or on the Internet

     Registered stockholders of Sanmina can simplify their voting and save us expense by calling 1-800-240-6326 or by voting via the Internet at http://www.eproxy.com/sanm/. We provide telephone and Internet voting information on the proxy card. A company number and a control number, located at the top right on the back of the proxy card, is designed to verify the stockholder's identity, allow the stockholder to vote such stockholder's shares and confirm that we have properly recorded such stockholder's voting instructions.

     If you do not choose to vote by telephone or Internet, you may still return your proxy card, properly signed, and we will vote the shares in accordance with your directions. You can specify your choices by marking the appropriate boxes on your proxy card. If you sign and return your proxy card without specifying choices, we will vote the shares as recommended by our board of directors. IF YOU DO VOTE BY TELEPHONE OR ON THE INTERNET, IT IS NOT NECESSARY TO RETURN YOUR PROXY CARD.

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

REVOCATION OF PROXIES

     You may revoke your proxy at any time before it is voted by:

     - notifying in writing the secretary of Sanmina at 2700 North First Street, San Jose, California 95134;

     - properly submitting a subsequent proxy card;

     - properly submitting a subsequent proxy by telephone or on the Internet;
       or

     - appearing in person and voting at the special meeting.

     Attendance at the special meeting will not in and of itself constitute the revocation of a proxy.

SOLICITATION OF PROXIES

     Sanmina and SCI will share the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. Sanmina will also request banks, brokers and other intermediaries holding shares of Sanmina common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing. Sanmina has retained
[          ] to aid in the solicitation of proxies and to verify records related
to the solicitations. [          ] will receive a fee of approximately
$[          ] plus reasonable out-of-pocket expenses for such services.
Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Sanmina. No additional compensation will be paid to directors, officers or employees for such solicitation.

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

                    THE SPECIAL MEETING OF SCI STOCKHOLDERS

JOINT PROXY STATEMENT/PROSPECTUS

     This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by SCI's board of directors in connection with the proposed merger. This joint proxy statement/ prospectus is
first being furnished to stockholders of SCI on or about [               ],
2001.

DATE, TIME AND PLACE OF THE SPECIAL MEETING

     The special meeting of stockholders of SCI is scheduled to be held as follows:

         [               ], 2001
         [          ], local time
         [LOCATION]

PURPOSE OF THE SPECIAL MEETING

     At the special meeting, SCI will ask you to consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Reorganization, dated as of July 13, 2001, by and among Sanmina Corporation, a Delaware corporation, Sun Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Sanmina, and SCI Systems, Inc., a Delaware corporation, and the merger provided for therein.

     If the stockholders of SCI approve and adopt the merger agreement and approve the merger and the other conditions to completion of the merger are satisfied or waived, Sun Acquisition Subsidiary will merge with and into SCI, and SCI will survive the merger as a wholly-owned subsidiary of Sanmina. You will be entitled to receive 1.36 shares of Sanmina common stock for each share of SCI common stock you hold at the effective time of the merger.

RECOMMENDATION OF THE SCI BOARD OF DIRECTORS

     The board of directors of SCI has approved and adopted the merger agreement and has determined that the merger, upon the terms and conditions contained in the merger agreement, is in the best interests of, and is on terms that are fair to, SCI's stockholders. The board of directors unanimously recommends that the stockholders vote FOR the proposal to approve and adopt the merger agreement and approve the merger.

STOCKHOLDERS RECORD DATE FOR THE SPECIAL MEETING

     SCI's board of directors has fixed the close of business on
[               ], 2001 as the record date for determination of SCI stockholders entitled to notice of, and to vote at, the special meeting. On the record date,
there were [       ] shares of SCI common stock outstanding, held by
approximately [     ] holders of record.

MAJORITY VOTE OF SCI STOCKHOLDERS REQUIRED FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT

     You are entitled to one vote for each share of SCI common stock held by you on the record date on each proposal to be presented to stockholders at the special meeting. A majority of the outstanding shares of SCI common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. SCI will count shares of its common stock represented in person or by proxy for the purpose of determining whether a quorum is present at the special meeting. SCI will also treat shares that abstain from voting as shares that are present and entitled to vote at the special meeting for purposes of determining whether a quorum exists.

     The affirmative vote of the holders of at least a majority of the shares of SCI common stock outstanding on the record date is required to approve and adopt the merger agreement and approve the merger.

     SCI executive officers and directors, including [       ], in their
capacity as stockholders, have agreed, subject to the terms and conditions of a voting agreement with SCI and Sanmina, to vote their shares of SCI common stock in favor of the approval and adoption of the merger agreement and approval of the merger. These executive officers and directors have delivered proxies to Sanmina which give Sanmina the initial right to vote such shares in favor of the
merger. As of the record date these stockholders held approximately [       ]
shares of SCI common stock representing approximately [     ]% of the
outstanding shares of SCI common stock as of the record date.

PROXIES

  Voting By Proxy Card

     All shares of SCI common stock represented by properly executed proxy cards received before or at the special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated on the proxy cards. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR approval and adoption of the merger agreement and the merger. You are urged to mark a box on the proxy card to indicate how to vote your shares.

     If a properly executed proxy card is returned and the stockholder has instructed the proxies to abstain from voting on approval and adoption of the merger agreement and approval of the merger, the SCI common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be voted for or against approval of the merger, thereby having the effect of being a vote against approval of the merger. If your shares are held in an account at a brokerage firm or bank, you must instruct such institution how to vote your shares. If an executed proxy card is returned by a broker holding shares in the name of a brokerage firm or bank, which indicates that the broker or bank does not have instructions or discretionary authority to vote on adoption of the merger agreement, the shares will be considered present at the meeting for the purpose of determining a quorum, but will not be considered to have been voted in favor of approval and adoption of the merger agreement and the approval of merger. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or bank.

     Because approval and adoption of the merger agreement and approval of the merger require the affirmative vote of a majority of the shares of SCI common stock outstanding on the record date, abstentions, failures to vote and broker non-votes will have the same effect as a vote against the merger.

     SCI does not expect that any matter other than approval and adoption of the merger agreement and approval of the merger will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

  Voting by Telephone or on the Internet

     Registered stockholders of SCI can simplify their voting and save us
expense by calling [          ] or by voting via the Internet at
[               ]. We provide telephone and Internet voting information on the proxy card. A control number, located above the stockholder's name and address on the lower left of the proxy card, is designed to verify the stockholder's identity, allow the stockholder to vote such stockholder's shares and confirm that we have properly recorded such stockholder's voting instructions.

     If you do not choose to vote by telephone or Internet, you may still return your proxy card, properly signed, and we will vote the shares in accordance with your directions. You can specify your choices by marking the appropriate boxes on your proxy card. If you sign and return your proxy card without specifying choices, we will vote the shares as recommended by our board of directors. IF YOU DO VOTE BY TELEPHONE OR ON THE INTERNET, IT IS NOT NECESSARY TO RETURN YOUR PROXY CARD.

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

REVOCABILITY OF PROXIES

     Any proxy you give may be revoked at any time before it is voted at the special meeting. You may revoke a proxy by doing any of the following:

     - sending a signed written notice stating that you would like to revoke your proxy;

     - completing and submitting a new proxy card;

     - attending the special meeting and voting in person; or

     - properly submitting a subsequent proxy by telephone or on the Internet.

     Simply attending the special meeting will not revoke your proxy; you must request a ballot and vote at the special meeting.

     To be effective, any written notice of revocation or any new proxy card must be received by SCI Systems, Inc., 2101 West Clinton Avenue, Huntsville, Alabama 35805, Attention: Michael M. Sullivan, Secretary, prior to the time of the special meeting. Attendance at the special meeting will not in and of itself constitute the revocation of a proxy.

SOLICITATION OF PROXIES

     Sanmina and SCI will share the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. SCI will also request banks, brokers and other intermediaries holding shares of SCI common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing. Sanmina has retained
[          ] to aid in the solicitation of proxies and to verify records related
to the solicitations. [          ] will receive a fee of approximately
$[          ] plus reasonable out-of-pocket expenses for such services.
Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of SCI. No additional compensation will be paid to directors, officers or employees for such solicitation.

     YOU SHOULD NOT SEND IN ANY SCI STOCK CERTIFICATES WITH YOUR PROXY CARD. A TRANSMITTAL LETTER WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES WILL BE MAILED TO YOU AS SOON AS POSSIBLE AFTER COMPLETION OF THE MERGER.

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

                                   THE MERGER

     This section of the joint proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement. While we believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this entire joint proxy statement/prospectus and the other documents we refer to carefully for a more complete understanding of the merger. In addition, we incorporate important business and financial information about Sanmina and SCI into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled "WHERE YOU CAN FIND MORE INFORMATION" on page 9 of this joint proxy statement/prospectus.

EFFECT OF THE MERGER AND CONVERSION OF SCI COMMON STOCK

     Upon the closing of the merger, Sun Acquisition Subsidiary, Inc., a wholly-owned subsidiary of Sanmina, will merge with and into SCI, and SCI will survive the merger as a wholly-owned subsidiary of Sanmina. Following the merger, SCI will continue its operations as a wholly-owned subsidiary of Sanmina. SCI stockholders will become Sanmina stockholders, and their rights as stockholders will be governed by the Sanmina certificate of incorporation, as amended, the Sanmina bylaws and the laws of the State of Delaware. See "COMPARISON OF RIGHTS OF HOLDERS OF SANMINA COMMON STOCK AND SCI COMMON STOCK" on page 95 of this joint proxy statement/prospectus.

     At the closing of the merger, by virtue of the merger and without any action on the part of Sanmina, Sun Acquisition Subsidiary, SCI or any of their stockholders, each share of SCI common stock issued and outstanding immediately prior to the effective time will be cancelled, extinguished and automatically converted into the right to receive 1.36 shares of Sanmina common stock upon surrender of the certificate representing such share of SCI common stock in the manner provided for in the merger agreement, or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit and bond, if required. The exchange ratio in the merger will be appropriately adjusted in the event of any stock split, stock dividend, reorganization, recapitalization, reclassification or similar change with respect to Sanmina common stock or SCI common stock occurring prior to the closing of the merger. However, no adjustment in the exchange ratio will be made for changes in the relative market prices of SCI's and Sanmina's shares. No fractional shares of Sanmina common stock will be issued in connection with the merger. SCI stockholders will receive cash, without interest, in lieu of the issuance of any fractional shares of Sanmina common stock which would have been otherwise issuable to SCI stockholders as a result of the merger. Each share of SCI common stock held by SCI or any direct or indirect wholly-owned subsidiary of SCI immediately prior to the closing of the merger will be cancelled and extinguished.

BACKGROUND OF THE MERGER

     During the latter half of calendar year 2000 and early calendar year 2001, Sanmina management began considering and exploring various strategic alternatives to broaden Sanmina's global electronics manufacturing services presence. The objective of this strategic initiative was to expand Sanmina's global footprint and overall electronics manufacturing services offerings in order to better position Sanmina to meet the increasingly global manufacturing and product requirements of Sanmina's current and potential future customers. In particular, Sanmina's senior management believed that a larger, more global presence and a broader range of full electronics manufacturing services would be necessary to successfully compete for the growing number of divestiture transactions being proposed by OEMs in the electronics industry.

     In April and May 2001, Jure Sola and Randy Furr, Sanmina's chairman and president, respectively, and A. Eugene Sapp, Jr., SCI's chairman and chief executive officer, engaged in informal discussions regarding a possible business combination through a series of telephone calls and meetings. Mr. Sola and Mr. Furr had previously discussed with Mr. Sapp the possible benefits of combining Sanmina and SCI on a number of occasions over the past few years. In the past, Mr. Sapp had expressed SCI's view that it wanted to pursue an independent growth strategy. Based on a reassessment of the strategic positioning of the two companies,

Messrs. Sola, Furr and Sapp agreed in May 2001 that there were significant merits in considering a possible combination of the two companies. Mr. Sapp invited Mr. Sola to provide a proposal to SCI which Mr. Sapp could present to SCI's board of directors for its consideration.

     On May 24, 2001, Mr. Sapp received a letter from Mr. Sola proposing a stock for stock merger at a one to one exchange ratio. Mr. Sapp advised the executive committee of the SCI board of the proposal by Mr. Sola and of his intention to reject the proposed exchange ratio, as to which the executive committee concurred. Mr. Sapp responded by telephone on May 25 and expressed SCI's view that the exchange ratio was not adequate for SCI stockholders and that an exchange ratio should be based on relative financial contributions by each of SCI and Sanmina to the combined company. Mr. Sapp nonetheless agreed that the parties should further develop their understanding of each others' businesses and the strategic merits of a possible combination and should engage in a valuation discussion to see if the parties could come to an agreement.

     In May 2001, SCI reached agreement with Goldman Sachs as to the terms upon which Goldman Sachs would act as SCI's financial advisor in a potential sale of SCI.

     On May 30, 2001, Sanmina and Merrill Lynch executed an engagement letter pursuant to which Sanmina retained Merrill Lynch as its financial advisor for a possible business combination with SCI. The terms of this engagement letter were approved by Sanmina's board of directors, with director Joseph M. Schell, chairman of Merrill Lynch's technology investment banking practice, abstaining.

     In late May and early June 2001, a series of telephone conversations involving Mr. Sapp and Mr. Sola took place. In these conversations, both parties engaged in preliminary discussions regarding the possibility of combining the companies. As a result of these conversations, Mr. Sapp and Sanmina's senior management concluded that a common ground for proceeding with additional discussions existed, and the parties determined to meet again during the week of June 11.

     On June 6, 2001, at a regularly scheduled meeting of the SCI board of directors, Mr. Sapp apprised the board of his discussions with Mr. Sola and the engagement of Goldman Sachs as SCI's financial advisor. SCI's board of directors agreed that discussions with Sanmina should proceed.

     On June 11, 2001, a regularly scheduled meeting of Sanmina's board of directors took place. Representatives of Merrill Lynch attended this meeting and gave a presentation regarding SCI and the strategic benefits and synergies expected to result from the merger, as provided by Sanmina management, that the combined company could potentially realize. Messrs. Sola and Furr presented their strategic rationale for the transaction to the Sanmina board. The Merrill Lynch representatives then presented a range of possible exchange ratios and other financial analyses related to a possible combination of Sanmina and SCI.

     On June 12, 2001, Sanmina and SCI entered into a mutual nondisclosure agreement.

     On June 12 and 13, 2001, Sanmina and SCI senior management, together with representatives of Merrill Lynch and Goldman Sachs, met to exchange and review information regarding the respective companies and discuss the merits of a possible combination. At this meeting, it was agreed that the parties needed to review more detailed financial information regarding the respective companies, and a follow-up meeting was scheduled for this review.

     On June 15 and 16, 2001, Mr. Sola and Mr. Sapp had several telephone conversations in which various exchange ratios were discussed but not agreed to.

     On July 2 and 3, 2001, Sanmina and SCI senior management, together with representatives of Merrill Lynch and Goldman Sachs, met again and discussed the business and financial prospects of the two companies, potential exchange ratios and other transaction terms. At these meetings, the parties agreed in principle upon a fixed exchange ratio of 1.36 shares of Sanmina common stock per share of SCI common stock, subject to mutual due diligence investigations, agreement on a definitive merger agreement and approval by the respective boards of directors. The parties also discussed other concerns including composition of the combined company's board of directors, roles of senior SCI management, employment arrangements for key SCI personnel and other matters.

     On July 5, 2001, Sanmina and SCI and each of their legal and accounting advisors began the process of conducting detailed business, legal and accounting due diligence with respect to each other. Over the course of the next eight days, Sanmina and SCI and their representatives and their respective legal and financial advisors conducted negotiations relating to a definitive merger agreement and related documents. Due diligence activities also continued during this time.

     On July 9, 2001, the board of directors of SCI met in Atlanta and received a report from Mr. Sapp regarding the discussions held with representatives of Sanmina and with respect to SCI's current condition and prospects. Representatives of Goldman Sachs and counsel to SCI also attended this meeting.
G. William Speer of Powell, Goldstein, Frazer & Murphy LLP, SCI's outside legal counsel, advised the members of the board concerning their legal requirements as directors generally and, more particularly, in the context of a merger transaction. The board of directors of SCI considered the terms of the proposed merger, discussed the advantages and disadvantages to SCI and its stockholders as a result of the proposed merger, discussed with Goldman Sachs certain financial aspects of the proposed merger and authorized management to continue discussions relating to the proposed merger, subject to further action by the board of directors of SCI.

     On July 13, 2001, the board of directors of SCI held a meeting in the offices of Goldman Sachs in New York to discuss and review the draft merger agreement. All directors participated in the meeting. Mr. Sapp reviewed the current conditions of SCI, the history of the meetings and discussions held between SCI and Sanmina and the possible effects of a combination of SCI and Sanmina. Mr. Sapp, James E. Moylan, Jr., SCI's senior vice president and chief financial officer, and Mr. Speer briefed the directors on the results of the business and legal due diligence investigation conducted with respect to Sanmina and Mr. Speer reviewed the draft merger agreement and related agreements and summarized the few remaining open issues. Representatives of Goldman Sachs presented financial analysis with respect to certain aspects of the proposed merger and Goldman Sachs delivered its oral opinion, later confirmed in writing, that as of such date, the exchange ratio was fair from a financial point of view to the holders of SCI common stock. The board of directors voted unanimously to approve and adopt the merger agreement, subject to resolution to the satisfaction of SCI officers' of the few remaining items, and determined that the merger, upon the terms and conditions contained in the merger agreement, is in the best interests of, and is on terms that are fair to, SCI's stockholders.

     On July 13, 2001, the board of directors of Sanmina held a meeting by telephone conference call and all directors participated to discuss and review a draft of the merger agreement in detail. Members of Sanmina's management, including Messrs. Furr and Sola and Rick Ackel, Sanmina's chief financial officer, reviewed the business and legal due diligence conducted on SCI. Christopher D. Mitchell of Wilson Sonsini Goodrich & Rosati, Sanmina's outside legal counsel, reviewed the draft merger agreement and related agreements and summarized the few remaining open issues. Mr. Mitchell also reviewed with the Sanmina board of directors the legal principles applicable to the proposed merger, including the board's fiduciary duties and authority in considering the proposed merger and the share issuance by Sanmina. Representatives of Merrill Lynch then presented a report concerning certain financial aspects of the proposed merger and Merrill Lynch delivered its oral opinion, subsequently confirmed in writing, that as of the date of such opinion, the exchange ratio was fair from a financial point of view to Sanmina. The board of directors, excluding Mr. Schell who abstained from voting due to his relationship with Merrill Lynch, voted unanimously to approve the merger agreement, the merger, the issuance of Sanmina common stock to SCI stockholders in the merger and the change of Sanmina's corporate name.

     Negotiations regarding the remaining open issues in the merger agreement continued during the afternoon and evening of July 13, 2001. During the late evening on July 13, SCI and Sanmina entered into the merger agreement. At 12:01 a.m. on Monday, July 16, 2001, Sanmina and SCI issued a joint press release announcing the merger.

     On August 10, Sanmina and SCI amended the merger agreement to remove the requirement that Sanmina stockholders adopt the merger agreement and approve the merger by executing and delivering the amended and restated merger agreement.

JOINT REASONS FOR THE MERGER

     The boards of directors of Sanmina and SCI have determined that a combined company would be positioned to compete more effectively in the global electronics manufacturing services market, thereby increasing the potential for improved long-term operating and financial results. In particular, the boards believe that the merger will create the opportunity for Sanmina and SCI to:

     - build an industry-leading electronics manufacturing services company offering customers technology leadership and the ability to provide end-to-end system solution capabilities;

     - enhance their ability to serve their existing customer base through increased scale, the ability to provide a broader range of manufacturing services, and enhanced global order fulfillment capabilities;

     - combine, and thereby broaden and diversify, their customer bases and revenue streams in high growth sectors of the electronics industry;

     - utilize Sanmina's vertical integration in the areas of printed circuit board fabrication, backplane assembly, enclosures, cable assemblies and other components and subsystems across a larger revenue base and thereby realize additional operating efficiencies; and

     - use their combined financial strength to better position the combined company to compete more effectively for original equipment manufacturer divestitures or other acquisition opportunities.

RECOMMENDATION OF SANMINA'S BOARD OF DIRECTORS AND SANMINA'S REASONS FOR THE MERGER

     In reaching its decision to adopt the merger agreement and approve the merger, the share issuance and the name change, the Sanmina board of directors consulted with Sanmina's management, its financial advisor, Merrill Lynch, and legal counsel. The Sanmina board of directors believed that the combined experience of its members and Sanmina management enabled the Sanmina board of directors to make an informed decision regarding the merger agreement, the merger, the share issuance and the name change.

     At a meeting held on July 13, 2001, the board of directors of Sanmina, excluding Joseph M. Schell who abstained from voting due to his relationship with Merrill Lynch, unanimously concluded that the merger is consistent with and in furtherance of the long-term business strategy of Sanmina and is fair to, and in the best interests of, Sanmina and the Sanmina stockholders. Accordingly, the board of directors determined to recommend that the Sanmina stockholders approve the issuance of the shares of Sanmina common stock to SCI stockholders in connection with the merger and the change of Sanmina's corporate name. The summary set forth below briefly describes certain of the reasons, factors and information taken into account by the Sanmina board in reaching its conclusion. The Sanmina board did not assign any relative or specific weights to the factors considered in reaching such determination, and individual directors may have given differing weights to different factors.

     In reaching its determination, the Sanmina board consulted with Sanmina's management and legal and financial advisors, and carefully considered a number of factors, including:

     - the potential strategic benefits of the merger, including without limitation, the expanded global presence of the combined company and the ability of the combined company to provide a full range of electronics manufacturing services in major technology centers throughout the world;

     - the strength of the combined company as a global EMS business, including the ability of the combined company to effectively compete for major multinational OEM asset divestiture transactions and other new business;

     - historical information concerning Sanmina's and SCI's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations for each company filed with the Securities and Exchange Commission;

     - Sanmina management's view of the financial condition, results of operations and businesses of Sanmina and SCI before and after giving effect to the merger;

     - current financial market conditions and historical market prices, volatility and trading information with respect to Sanmina common stock and SCI common stock;

     - the consideration to be received by SCI stockholders in the merger and the relationship between the current and historical market values of Sanmina common stock and SCI common stock and a comparison of comparable acquisition transactions;

     - the belief that the terms of the merger agreement, including the parties' respective representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

     - the prospects of Sanmina independent of SCI;

     - the potential for other parties to enter into strategic relationships with or to acquire Sanmina or SCI, and the available acquisition candidates for Sanmina to pursue in furtherance of its globalization strategy;

     - the opinion of Merrill Lynch that, as of the date of such opinion, the exchange ratio was fair from a financial point of view to Sanmina. Merrill Lynch's opinion was subject to the assumptions made, matters considered and certain qualifications and limitations on the scope of the review undertaken noted in the opinion and described under "Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated" beginning on page 49 of this joint proxy statement/prospectus. You should carefully read both that section and the opinion that is attached to this document as Annex B;

     - the impact of the merger on Sanmina's customers and employees; and

     - reports from management, legal and financial advisors as to the results of the due diligence investigation of SCI.

     In its deliberations, the Sanmina board of directors identified several potential negative factors, including the following:

     - the risk that the potential benefits of the merger may not be realized;

     - the challenges of integrating the management teams, strategies, cultures and organizations of the two companies, particularly given the geographic separation of their facilities;

     - the risk that SCI's financial results will not meet expectations given the current slowdown in demand for electronics products sold by SCI's principal customers;

     - the risk of disruption of sales momentum as a result of uncertainties created by the announcement of the merger or customers' concerns regarding integration of the combined company's operations and the ability of the combined company to continue to provide a high level of service;

     - the risk that the merger might not occur despite the parties' efforts, even if approved by the holders of each company's common stock;

     - the substantial costs and financial statement charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

     - the effect of the public announcement of the merger and the possibility that the merger might not be consummated on (a) Sanmina's sales and operating results and (b) Sanmina's ability to attract and retain key management, marketing and technical personnel; and

     - other applicable risks described in the section of this joint proxy statement/prospectus entitled "Risk Factors" beginning on page 20.

     The foregoing discussion of the information and factors considered by the Sanmina board of directors is not intended to be exhaustive but includes the material factors considered by the Sanmina board of directors. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the Sanmina board of directors, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the Sanmina board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the Sanmina board of directors conducted an overall analysis of the factors described above, including discussions with Sanmina's management and Sanmina's legal, financial and accounting advisors. In considering the factors described above, individual members of the Sanmina board of directors may have given different weights to different factors.

     The Sanmina board considered all these factors as a whole and believed the factors supported its determination to approve the merger.

     AFTER TAKING INTO CONSIDERATION ALL OF THE FACTORS SET FORTH ABOVE, THE MEMBERS OF SANMINA'S BOARD OF DIRECTORS, EXCLUDING JOSEPH M. SCHELL WHO ABSTAINED FROM VOTING DUE TO HIS RELATIONSHIP WITH MERRILL LYNCH, UNANIMOUSLY CONCLUDED THAT THE MERGER IS CONSISTENT WITH AND IN FURTHERANCE OF THE LONG-TERM BUSINESS STRATEGY OF SANMINA AND IS FAIR TO, AND IN THE BEST INTERESTS OF, SANMINA AND SANMINA STOCKHOLDERS AND THAT SANMINA SHOULD PROCEED WITH THE MERGER.

RECOMMENDATION OF, AND FACTORS CONSIDERED BY, THE SCI BOARD OF DIRECTORS

     In reaching its decision to approve and adopt the merger agreement and the merger, the SCI board of directors consulted with SCI's management and its legal counsel and financial advisor. SCI did not seek out alternative acquirers or merger partners. The SCI board determined that Sanmina offered the greatest potential for long-term value to the SCI stockholders. The SCI board of directors believed that the combined experience of the members of the board of directors and the executive officers of SCI enabled the SCI board of directors to make an informed decision with respect to the terms of the proposed merger and a decision not to seek alternative acquirers or merger partners. Among the factors considered by the SCI board of directors in its deliberations were the following:

     Terms of the Transaction. In reaching its decision, the SCI board of directors reviewed SCI's business, results of operations, and near- and long-term prospects as an independent entity, its business model, and the financial aspects and timing of the merger as compared to continuing as an independent company. SCI's board of directors also considered SCI's strategic position in its industry, its management succession planning, its near-and long-term prospects and the anticipated value of the combined company resulting from the merger. The SCI board of directors viewed Sanmina as having a track record that demonstrates a clear ability to compete effectively in the electronic manufacturing services industry and, in particular, the high-end communications segment of the electronic manufacturing services industry, a segment in which SCI has a much smaller presence. In analyzing the terms of the proposed transaction with Sanmina, the SCI board of directors took into account:

     - the current and historical market prices of Sanmina common stock;

     - the risks and possible rewards associated with the ownership of Sanmina common stock;

     - the substantial number of shares of Sanmina common stock to be delivered to SCI stockholders in the merger, which reflected, in the view of the SCI board of directors, a fair valuation of SCI;

     - the terms of the merger agreement, including representations and warranties, conditions to closing and rights of termination;

     - the anticipated favorable impact of the merger on customers, suppliers and employees of SCI and Sanmina;

     - the expected qualification of the merger as a tax free reorganization under Section 368 of the Internal Revenue Code;

     - the likelihood that the merger would be completed; and

     - the opinion of Goldman Sachs to the effect that, as of the date of its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to SCI's stockholders (the full text of such opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex C).

     Industry Trends. The SCI board of directors was aware of the continuing industry trend toward consolidation which it believed would result in a smaller number of industry participants able to offer a more diverse range of services and thus compete more effectively in the marketplace. Further, because of the continued trend on the part of original equipment manufacturers to outsource most of their manufacturing requirements, SCI's board of directors noted that a number of OEM asset divestitures are expected in the near term on the part of many of those manufacturers. To avail itself of new growth opportunities, both in terms of acquiring new customers as well as participating in OEM asset divestitures, and thus not lose market share to its competitors, SCI would require increasing amounts of capital. Because of SCI's narrowing net margins and a substantial slowdown in the personal computer industry, one of the areas in which SCI has an industry leading presence, and because of the decline in the price of its common stock, increasing amounts of capital were becoming harder to obtain on acceptable terms.

     Strategic Alternatives and Factors Relating to Sanmina. The SCI board of directors' deliberations included consideration of the likelihood of effecting alternative transactions and the alternative of continuing as an independent company. The SCI board of directors also considered the financial terms of the transaction in view of certain industry valuation metrics (including revenue, gross margins, net after tax profits and historical growth rates) and comparable transactions. The SCI board of directors took into account the views expressed by SCI management that Sanmina occupies a prominent position in the electronic manufacturing services industry generally, and as a provider of products for communications products specifically, and that Sanmina appears to be a good strategic fit for SCI. The SCI board of directors believes that Sanmina would be a good strategic fit based on:

     - the larger scale of the combined company bringing greater credibility to customers for new business and to original equipment manufacturers with respect to asset divestitures;

     - the opportunity to expand relationships with common customers and the opportunity for each company to establish relationships with customers of the other company;

     - the economies of scale and control, especially in purchasing and supply chain management;

     - the perception of a compatible product mix, cultural fit and customer base between the two companies;

     - Sanmina's enhanced product line removing SCI from being what has historically been a commodity style business;

     - Sanmina's historically higher margins and SCI's sales resulting in the combined company potentially having operating margins higher than average operating margins in the industry;

     - the opportunities to utilize Sanmina's vertical integration capabilities in SCI's business;

     - the strong balance sheet of the combined company providing financial capital and flexibility;

     - Sanmina's traditional strength in areas of the industry where SCI has traditionally been weak, in particular the communications segment, resulting in a diversified combined company with strength across all areas of the electronic manufacturing services spectrum;

     - other synergies expected to be realized from the combined companies operations; and

     - the increased global footprint and customer presence of the combined company.

     The SCI board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

     - the risk that its operations might not be successfully integrated with the operations of Sanmina;

     - the risk that, despite efforts after the merger to retain them, key personnel might leave the combined company;

     - the risk that the combined company will have increased exposure to the communications sector and could be adversely affected in the event of a substantial slowdown in this sector;

     - the risk that gross margins may decline as more competitors enter the higher margin electronic manufacturing service sectors in which Sanmina competes;

     - the difficulty of managing operations in the different geographic locations in which SCI and Sanmina operate and will continue to operate; and

     - the risk that the potential synergistic benefits of the merger might not be fully realized.

     The SCI board of directors believes that, overall, these negative factors are outweighed by the potential benefits of the merger.

     Tax Treatment of the Transaction. The SCI board of directors noted that the merger is expected to be generally tax-free for federal income tax purposes to SCI stockholders receiving Sanmina common stock.

     The foregoing discussion of the information and factors considered by SCI's board of directors is not intended to be exhaustive, but includes the material factors considered by the SCI board of directors. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the SCI board of directors, it did not find it practicable to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the SCI board of directors did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the SCI board of directors conducted an overall analysis of the factors described above, including discussions with SCI's management and its legal and financial advisors. In considering the factors described above, individual members of the SCI board of directors may have given different weights to different factors. The SCI board of directors, after consideration of all of these factors as a whole, believes the factors support its determination to approve the proposed merger.

     AFTER CONSIDERING THE RECOMMENDATION OF THE BOARD OF DIRECTORS WITH RESPECT TO THE MERGER AGREEMENT, YOU SHOULD BE AWARE THAT SOME DIRECTORS AND OFFICERS OF SCI HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM, OR ARE IN ADDITION TO, THE INTERESTS OF SCI STOCKHOLDERS GENERALLY. PLEASE SEE THE SECTION ENTITLED "INTERESTS OF SCI DIRECTORS AND OFFICERS IN THE MERGER" BEGINNING ON PAGE 63 OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

     Sanmina retained Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as its financial advisor in connection with the proposed merger of Sanmina and SCI. As part of the engagement, Sanmina requested that Merrill Lynch evaluate whether the exchange ratio in the proposed merger was fair from a financial point of view to Sanmina. On July 13, 2001, Merrill Lynch delivered to the board of directors of Sanmina an oral opinion, subsequently confirmed by delivery of a written opinion dated July 13, 2001, to the effect that, as of that date, and based upon and subject to the factors and the assumptions set forth in the opinion, the exchange ratio was fair, from a financial point of view, to Sanmina.

     The full text of the Merrill Lynch opinion, which sets forth the assumptions made, matters considered and certain qualifications and limitations on the scope of the review undertaken by Merrill Lynch, is attached as Annex B and is incorporated herein by reference. The summary of the Merrill Lynch opinion set forth below is qualified in its entirety by reference to the full text of the opinion and you are urged to read the Merrill Lynch opinion in its entirety and consider it carefully.

     The Merrill Lynch opinion was addressed to the Sanmina board of directors for its information and was directed only to the fairness, from a financial point of view, of the exchange ratio to Sanmina. The Merrill Lynch opinion did not address any other aspect of the merger, including the underlying decision by Sanmina to engage in the merger, and does not constitute, nor should it be construed as, a recommendation to any Sanmina stockholder as to how such stockholder should vote on the proposed issuance of shares of Sanmina in the merger or any other matter related to the merger. In addition, Merrill Lynch did not express any opinion as to the prices at which the Sanmina common stock might trade subsequent to the merger.

     In arriving at its opinion, Merrill Lynch, among other things:

     - reviewed certain publicly available business and financial information relating to Sanmina and SCI that Merrill Lynch deemed to be relevant;

     - reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Sanmina and SCI, furnished to or discussed with Merrill Lynch by Sanmina and SCI, as well as the amount and timing of any cost savings and related expenses and synergies expected to result from the merger, furnished to or discussed with Merrill Lynch by Sanmina and SCI;

     - conducted discussions with members of senior management and representatives of Sanmina and SCI concerning the matters described in the above clauses, as well as their respective businesses and prospects before and after giving effect to the merger and any cost savings and related expenses and synergies expected to result from the merger;

     - reviewed the historical market prices and valuation multiples for shares of Sanmina common stock and shares of SCI common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     - reviewed the results of operations of Sanmina and SCI and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     - compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

     - participated in certain discussions among representatives of Sanmina and SCI and their respective financial and legal advisors;

     - considered the potential pro forma impact of the merger on Sanmina;

     - reviewed the merger agreement and other related agreements; and

     - reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available. Merrill Lynch did not assume any responsibility for independently verifying any such information and did not undertake an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of Sanmina or SCI, and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Sanmina and SCI. With respect to the financial forecasts information and the information concerning any cost savings and related expenses and synergies expected to result from the merger furnished to or discussed with Merrill Lynch by Sanmina and SCI, Merrill Lynch assumed that such information had been reasonably prepared and reflected the best currently available estimates and judgements of Sanmina's or SCI's management as to the expected future financial performance of Sanmina or SCI, as the case may be, and any cost savings and related expenses and synergies expected to result from the merger. Merrill Lynch further assumed that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

     The Merrill Lynch opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to it, as of July 13, 2001. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that will have a material adverse effect on the contemplated benefits of the merger. Merrill Lynch also assumed that the merger would be consummated in accordance with the terms of the merger agreement without waiver of any material condition.

     In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Sanmina or SCI. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch opinion was among several factors taken into consideration by the Sanmina board of directors in making its determination to approve the merger agreement and the merger. Consequently, Merrill Lynch's analyses should not be viewed as determinative of the decision of the Sanmina board of directors or Sanmina's management with respect to the fairness to Sanmina of the exchange ratio set forth in the merger agreement.

     At the meeting of the Sanmina board of directors held on July 13, 2001, Merrill Lynch presented certain financial analyses accompanied by written materials in connection with the delivery of its oral opinion at that meeting and the delivery of its written opinion as of July 13, 2001.

     The following is a summary of the material financial analyses performed by Merrill Lynch in arriving at its opinion. Some of the financial analyses summarized below include information presented in a tabular format. In order to understand fully Merrill Lynch's financial analyses, the tables must be read together with the text of the summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth below in tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

  Historical Relative Trading Performance

     Merrill Lynch reviewed the recent historical stock market performance of SCI common stock and Sanmina common stock in relation to each other and reviewed the exchange ratios implied by those relative trading values. In addition, Merrill Lynch compared the merger agreement exchange ratio of 1.36x to the average implied exchange ratios over certain specified time periods and noted the amount by which the 1.36x exchange ratio constituted a premium to the average implied exchange ratios for such periods, including the information set forth below:

                                                         RANGE OF IMPLIED
                                                          EXCHANGE RATIOS
                                       AVERAGE IMPLIED   -----------------     PREMIUM TO AVERAGE
PERIOD ENDING JULY 12, 2001            EXCHANGE RATIO      LOW      HIGH     IMPLIED EXCHANGE RATIO
---------------------------            ---------------   -------   -------   ----------------------
1 day prior (July 12, 2001)..........      1.087x            --        --             25.1%
1 Month..............................      1.054x         0.974x    1.130x            29.0%
1 Year...............................      0.836x         0.519x    1.213x            62.7%
3 Year...............................      1.235x         0.519x    2.160x            10.1%
5 Year...............................      1.649x         0.519x    3.113x           (17.5)%

     Merrill Lynch also reviewed the per share closing price trading data of shares of SCI common stock and shares of Sanmina common stock for the three month and one year periods prior to and including July 12, 2001. These analyses indicated the following trading ranges and the range of implied exchange ratios derived from the relative per share values of SCI common stock and Sanmina common stock:

                                  TRADING RANGE PER   TRADING RANGE PER
                                    SHARE OF SCI      SHARE OF SANMINA        RANGE OF IMPLIED
                                    COMMON STOCK        COMMON STOCK           EXCHANGE RATIOS
                                  -----------------   -----------------   -------------------------
PERIOD ENDING JULY 12, 2001         LOW      HIGH       LOW      HIGH     LOW TO HIGH   HIGH TO LOW
---------------------------       -------   -------   -------   -------   -----------   -----------
Three Months....................  $20.12    $29.46    $19.92    $38.00      0.529x        1.479x
One Year........................  $15.90    $64.00    $17.88    $59.00      0.269x        3.580x

  Publicly Traded Comparable Companies Analysis

     Merrill Lynch compared selected financial and operating data of Sanmina and SCI with corresponding data for certain publicly traded comparable companies that Merrill Lynch deemed relevant for the purposes of its analyses. The SCI comparable companies and the Sanmina comparable companies were as follows (Sanmina and SCI were excluded from the Sanmina comparable companies and the SCI comparable companies, respectively):

                      SANMINA AND SCI COMPARABLE COMPANIES

- Celestica, Inc.                              - Sanmina Corporation
- Flextronics International Ltd.               - SCI Systems, Inc.
- Jabil Circuit, Inc.                          - Solectron Corporation

     Using publicly available information and estimates of future results published as of July 12, 2001 (i) by First Call and (ii) by Wall Street equity analysts, Merrill Lynch compared selected financial data of SCI based on (i) projections by SCI management for the fiscal years ending September 30, 2001 and 2002 and publicly available research and discussions with Sanmina management for the fiscal years ending September 30, 2003 through 2006, which is collectively referred to below as the SCI Management Case, and (ii) publicly available research and consensus First Call estimates of cash earnings per share, commonly referred to as cash EPS, for the fiscal years ending September 30, 2001 and 2002 and publicly available research and discussions with Sanmina management for the fiscal years ending September 30, 2003 through 2006, which is collectively referred to below as the SCI Street Case.

     Using publicly available information and estimates of future results published as of July 12, 2001 (i) by First Call and (ii) by Wall Street equity analysts, Merrill Lynch compared selected financial data of Sanmina based on (i) projections by Sanmina management for the fiscal years ending September 30, 2001 and 2002 and publicly available research and discussions with Sanmina management for the fiscal years ending September 30, 2003 through 2006, which is collectively referred to below as the Sanmina Management Case, and (ii) publicly available research and consensus First Call estimates of cash EPS for the fiscal years ending September 30, 2001 and 2002 and publicly available research and discussions with Sanmina management for the fiscal years ending September 30, 2003 through 2006, which is collectively referred to below as the Sanmina Street Case.

     Merrill Lynch analyzed the total enterprise value (defined as market value of common equity plus book value of total debt, preferred stock and minority interest less cash) of the SCI comparable companies and the Sanmina comparable companies as a multiple of, among other things, projected earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, for the fiscal year ending September 30, 2001 and the ratio of the trading value per share to cash EPS for the fiscal years ending September 30, 2001 and 2002.

     Applying the ranges of multiples derived from the SCI comparable companies information to selected financial data from the SCI Street Case and the SCI Management Case, Merrill Lynch estimated the following implied equity value ranges per share of SCI common stock, before giving effect to the synergies expected to result from the merger:

                                                                IMPLIED EQUITY VALUE PER
                                                                SHARE OF SCI COMMON STOCK
                                                            ---------------------------------
FISCAL YEAR ENDING                         COMPARABLE             SCI               SCI
SEPTEMBER 30TH FINANCIAL STATISTICS     COMPANY MULTIPLES     STREET CASE     MANAGEMENT CASE
-----------------------------------     -----------------   ---------------   ---------------
2001 Estimated EBITDA.................     9.0x - 14.0x     $22.64 - $39.57   $22.33 - $39.08
2001 Estimated Cash EPS...............    20.0x - 26.0x     $25.00 - $32.50   $24.60 - $31.98
2002 Estimated Cash EPS...............    20.0x - 26.0x     $28.80 - $37.44   $34.40 - $44.72

     Applying the ranges of multiples derived from the Sanmina comparable companies information to selected financial data from the Sanmina Street Case and the Sanmina Management Case, Merrill Lynch estimated the following implied equity value ranges per share of Sanmina common stock, before giving effect to the synergies expected to result from the merger:

                                                                IMPLIED EQUITY VALUE PER
                                                              SHARE OF SANMINA COMMON STOCK
                                                            ---------------------------------
FISCAL YEAR ENDING                         COMPARABLE           SANMINA           SANMINA
SEPTEMBER 30TH FINANCIAL STATISTICS     COMPANY MULTIPLES     STREET CASE     MANAGEMENT CASE
-----------------------------------     -----------------   ---------------   ---------------
2001 Estimated EBITDA.................     9.0x - 14.0x     $19.05 - $28.11   $18.75 - $27.63
2001 Estimated Cash EPS...............    20.0x - 26.0x     $19.20 - $24.96   $18.80 - $24.44
2002 Estimated Cash EPS...............    22.0x - 28.0x     $18.04 - $22.96   $30.14 - $38.36

     Based upon these analyses, Merrill Lynch calculated the following range of implied exchange ratios based on the relative implied equity value per share, before giving effect to the synergies expected to result from the merger, of SCI common stock and Sanmina common stock based on the SCI Management Case and the Sanmina Management Case, respectively:

                SCI MANAGEMENT CASE AND SANMINA MANAGEMENT CASE

                                                                      RANGE OF
                                                               IMPLIED EXCHANGE RATIOS
                                                              -------------------------
FISCAL YEAR ENDING SEPTEMBER 30TH FINANCIAL STATISTICS        LOW TO HIGH   HIGH TO LOW
------------------------------------------------------        -----------   -----------
2001 Estimated EBITDA.......................................     0.808x        2.084x
2001 Estimated Cash EPS.....................................     1.007x        1.701x
2002 Estimated Cash EPS.....................................     0.897x        1.484x

     Based upon these analyses, Merrill Lynch calculated the following range of implied exchange ratios, before giving effect to the synergies expected to result from the merger, based on the relative implied equity value per share of SCI common stock and Sanmina common stock based on the SCI Street Case and the Sanmina Street Case, respectively:

                    SCI STREET CASE AND SANMINA STREET CASE

                                                                      RANGE OF
                                                               IMPLIED EXCHANGE RATIOS
                                                              -------------------------
FISCAL YEAR ENDING SEPTEMBER 30TH FINANCIAL STATISTICS        LOW TO HIGH   HIGH TO LOW
------------------------------------------------------        -----------   -----------
2001 Estimated EBITDA.......................................     0.806x        2.077x
2001 Estimated Cash EPS.....................................     1.002x        1.693x
2002 Estimated Cash EPS.....................................     1.254x        2.075x

     None of the SCI comparable companies or the Sanmina comparable companies utilized in the above analyses for comparative purposes is, of course, identical to SCI or Sanmina. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the SCI comparable companies and the Sanmina comparable companies and other factors that could affect the public trading value of the comparable companies.

  Comparable Acquisition Analysis

     Merrill Lynch also reviewed the financial terms of certain other precedent transactions that it deemed to be relevant. The comparable acquisitions considered by Merrill Lynch were the following:

                                TARGET/ACQUIROR

Omni Industries Limited/Celestica, Inc.                       Shure, Inc. -- Circuitry Plant, IL/Plexus Corp.
Primetech Electronics, Inc./Celestica, Inc.                   GET Manufacturing, Inc./Jabil Circuit, Inc.
AB Segerstrom & Svensson/Sanmina Corporation                  Avex Electronics, Inc./Benchmark Electronics, Inc.
NatSteel Electronics Ltd./Solectron Corporation               CMC Industries, Inc./ACT Manufacturing, Inc.
JIT Holdings Limited/Flextronics International Ltd.           SeaMED Corporation/Plexus Corp.
Chatham Technologies/Flextronics International Ltd.           International Manufacturing Services, Inc./ Celestica, Inc.
Ocean Manufacturing Ltd./Sanmina Corporation                  Altron Incorporated/Sanmina Corporation
Keltek Holdings Ltd./Plexus Corp.                             Continental Circuits Corp./Hadco Corporation
InterWorks Computer Products/Sanmina Corporation              Micron Custom Manufacturing Services/ Cornerstone Equity
                                                                Investors, LLC.
Essex AB/Sanmina Corporation                                  Neutronics Electronic Industries AG/Flextronics
Bluegum Group Ltd./Solectron Corporation                      International Ltd.
Hadco Corporation/Sanmina Corporation                         Elexsys International, Inc./Sanmina Corporation
GSS Array Technology Public Company Ltd./ACT                  Forward Group PLC/Hicks, Muse, Tate & First,
  Manufacturing, Inc.                                         Inc.
DII Group, Inc./Flextronics International Ltd.                Zycon Corporation/Hadco Corporation
Smart Modular Technologies, Inc./Solectron                    Circo Craft Co., Inc./Hicks, Muse, Tate & First,
  Corporation                                                 Inc.
                                                              Advance Circuits, Inc./Johnson Matthey Plc

     Based on information publicly available as of July 12, 2001, Merrill Lynch calculated the transaction values (defined as offer value plus net debt) for the comparable acquisitions as a multiple of, among other things, the last twelve months EBITDA, to the extent publicly available over the relevant time period, and offer values for the comparable acquisitions as multiples of the last twelve months cash EPS, to the extent publicly available over the relevant time period.

     Applying the ranges of multiples derived from its review of the comparable acquisitions, Merrill Lynch estimated the following implied equity value ranges per share of SCI common stock, before giving effect to the synergies expected to result from the merger:

                                                                            IMPLIED EQUITY VALUE
                                                  COMPARABLE ACQUISITIONS       PER SHARE OF
FINANCIAL STATISTICS                                     MULTIPLE             SCI COMMON STOCK
--------------------                              -----------------------   --------------------
Last Twelve Months EBITDA.......................       12.0x - 14.0x          $34.15 - $41.15
Last Twelve Months Cash EPS.....................       30.0x - 34.0x          $44.70 - $50.66

     Based upon (i) the implied equity values per share of SCI common stock derived from the comparable acquisitions analyses and (ii) the implied equity values per share of Sanmina common stock derived from the Sanmina comparable companies analyses, Merrill Lynch calculated the following range of implied exchange ratios, before giving effect to the synergies expected to result from the merger:

                                                              RANGE OF IMPLIED
                                                               EXCHANGE RATIOS
                                                              -----------------
                                                                LOW      HIGH
                                                              -------   -------
Sanmina Management Case.....................................  1.236x    2.195x
Sanmina Street Case.........................................  1.215x    2.160x

     No company or transaction examined in the comparable acquisitions analysis was identical to SCI or the proposed merger. Accordingly, an analysis of the results of the foregoing comparable acquisitions analysis is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies included in the comparable acquisitions transaction analysis and other factors that could affect the offer value and the transaction consideration.

  Merger Premium Analysis

     Based on information publicly available as of July 12, 2001, Merrill Lynch examined for each of the comparable acquisitions the premium paid to (i) market price one day prior to announcement, (ii) average market price during the week prior to announcement and (iii) average market price during the four weeks prior to announcement and compared this information to the implied premium per share of SCI common stock, over each relevant time period, based on the merger agreement exchange ratio of 1.36x. This analysis indicated the following results:

                                           IMPLIED PREMIUM PER SHARE OF     AVERAGE PREMIUM OF
TRADING PERFORMANCE STATISTICS                   SCI COMMON STOCK         COMPARABLE ACQUISITIONS
------------------------------             ----------------------------   -----------------------
1 day prior (July 12, 2001)..............              25.1%                       38.9%
1 Week Average...........................              34.7%                       47.4%
4 Weeks Average..........................              36.8%                       56.2%

  Discounted Cash Flow Analysis

     Merrill Lynch performed a discounted cash flow analysis of SCI using the SCI Management Case and the SCI Street Case for the fiscal years ending September 30, 2002 through 2006. Merrill Lynch calculated a range of equity values per share of SCI common stock based upon the sum of the respective discounted net present value of SCI's five-year stream of projected unlevered free cash flows plus the discounted net present value of SCI's terminal value based on a range of multiples of its projected EBITDA for the fiscal year ending September 30, 2006. Using discount rates ranging from 18% to 20%, based on a weighted average cost of capital analysis of the SCI comparable companies, and terminal value multiples of 2006 EBITDA ranging from 8.0x to 13.0x, based on an analysis of the SCI comparable companies, Merrill Lynch calculated the following range of implied equity values per share of SCI common stock:

                                                            IMPLIED EQUITY VALUE PER SHARE OF
                                                                    SCI COMMON STOCK
                                                            ---------------------------------
SCI Management Case (excluding expected synergies)........           $19.40 - $38.84
SCI Street Case (excluding expected synergies)............           $16.18 - $32.62

     Merrill Lynch also performed a discounted cash flow analysis of Sanmina using the Sanmina Management Case and the Sanmina Street Case for the fiscal years ending September 30, 2002 through 2006. Merrill Lynch calculated a range of equity values per share of Sanmina common stock based upon the sum of the respective discounted net present value of Sanmina's five-year stream of projected unlevered free cash flows plus the discounted net present value of Sanmina's terminal value based on a range of multiples of its projected EBITDA for the fiscal year ending September 30, 2006. Using discount rates ranging from 18% to 20%, based on a weighted average cost of capital analysis of the Sanmina comparable companies, and terminal value multiples of 2006 EBITDA ranging from 8.0x to 13.0x, based on an analysis of the Sanmina comparable companies, Merrill Lynch calculated the following implied equity values per share of Sanmina common stock:

                                                            IMPLIED EQUITY VALUE PER SHARE OF
                                                                  SANMINA COMMON STOCK
                                                            ---------------------------------
Sanmina Management Case (excluding expected synergies)....           $25.00 - $39.39
Sanmina Street Case (excluding expected synergies)........           $21.25 - $33.11

  Value of Expected Synergies

     Based upon the estimates provided by Sanmina management, Merrill Lynch performed a discounted cash flow analysis of the synergies expected to result from the merger. The discounted cash flow valuation was calculated assuming a discount rate of 19% (the midpoint of the discounted cash flow analysis discount rate range as discussed above) and was comprised of the sum of the present values of (i) the projected after-tax synergies expected to result from the merger, net of after tax costs incurred to achieve the synergies expected to result from the merger, for the fiscal years ending September 30, 2002 through 2006; and (ii) the terminal value of the synergies expected to result from the merger, for the fiscal year ending September 30, 2006, using a terminal value multiple of 10.5x (the midpoint of the discounted cash flow analysis terminal multiple range as previously discussed). Based upon this discounted cash flow analysis, Merrill Lynch valued the synergies expected to result from the merger at $3.32 per share of SCI common stock.

  Relative Discounted Cash Flow Analysis

     Merrill Lynch utilized the SCI stand-alone discounted cash flow analysis and the Sanmina stand-alone discounted cash flow analysis (both as described above) to calculate the implied exchange ratio both before giving effect to the synergies expected to result from the merger and after giving effect to the present value to SCI of the synergies expected to result from the merger. The analysis yielded the following range of implied exchange ratios:

                                                              SCI                SCI
                                                        MANAGEMENT CASE      STREET CASE
                                                          AND SANMINA        AND SANMINA
                                                        MANAGEMENT CASE      STREET CASE
                                                        ----------------   ----------------
                                                        LOW TO   HIGH TO   LOW TO   HIGH TO
IMPLIED DISCOUNTED CASH FLOW                             HIGH      LOW      HIGH      LOW
----------------------------                            ------   -------   ------   -------
Implied Exchange Ratio (excluding expected
  synergies)..........................................  0.492x   1.554x    0.489x   1.536x
Implied Exchange Ratio (including expected synergies
  to SCI).............................................  0.577x   1.687x    0.589x   1.692x

  Relative Contribution Analysis

     Using publicly available actual results for the twelve months ending March 31, 2001 and using the Sanmina Management Case and the SCI Management Case for the twelve-month periods ending June 30, 2001, September 30, 2001, June 30, 2002, and September 30, 2002, Merrill Lynch calculated the relative contributions of Sanmina and SCI to historical and projected EBITDA and cash net income of the pro forma combined entity both before and after giving effect to the synergies expected to result from the merger to SCI. Based upon the analysis Merrill Lynch calculated the following range of implied exchange ratios:

                                                              RANGE OF IMPLIED
                                                               EXCHANGE RATIOS
                                                              -----------------
RELATIVE CONTRIBUTION ANALYSIS -- MANAGEMENT CASE               LOW      HIGH
-------------------------------------------------             -------   -------
Implied Exchange Ratio (excluding expected synergies).......  1.073x    1.461x
Implied Exchange Ratio (including expected synergies to
  SCI)......................................................  1.330x    1.879x

     Merrill Lynch also analyzed the relative contributions of Sanmina and SCI to cash net income of the pro forma combined entity using publicly available actual results for the twelve months ending March 31, 2001 and using First Call estimates publicly available as of July 12, 2001 for the twelve-month periods ending June 30, 2001, September 30, 2001, June 30, 2002 and September 30, 2002, Merrill Lynch calculated the relative contributions of Sanmina and SCI to cash net income both before and after giving effect to the synergies expected to result from the merger to SCI. Based upon the analysis Merrill Lynch calculated the following range of implied exchange ratios:

                                                              RANGE OF IMPLIED
                                                               EXCHANGE RATIOS
                                                              -----------------
RELATIVE CONTRIBUTION ANALYSIS -- STREET CASE                   LOW      HIGH
---------------------------------------------                 -------   -------
Implied Exchange Ratio (excluding expected synergies).......  1.212x    2.081x
Implied Exchange Ratio (including expected synergies to
  SCI)......................................................  1.597x    2.784x

  Pro Forma Combination Analysis

     Merrill Lynch analyzed the pro forma impact of the merger on Sanmina's cash EPS for the fiscal year ending September 30, 2002. Such analysis was based on the Sanmina Management Case, the Sanmina Street

Case, the SCI Management Case, and the SCI Street Case, the merger agreement's exchange ratio of 1.36x, and the synergies expected to result from the merger as provided by management of Sanmina. The analysis indicated that the merger could be accretive (excluding the income statement impact of merger-related costs) to Sanmina's cash EPS for the fiscal year ending September 30, 2002 after giving effect to the synergies expected to result from the merger.

  Other Factors

     In preparing its opinion to the board of directors of Sanmina, Merrill Lynch performed a variety of financial and comparative analyses, including those described above. The summary set forth above does not purport to be a complete description of the analyses underlying the Merrill Lynch opinion or the presentation made by Merrill Lynch to the board of directors of Sanmina. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments regarding the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes its analyses must be considered as a whole and that selecting only portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, could create an incomplete or misleading view of the processes underlying its opinion.

     The board of directors of Sanmina selected Merrill Lynch to render a fairness opinion because Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the merger. Merrill Lynch continually is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and for other purposes and has substantial experience in transactions similar to the merger. Joseph M. Schell, chairman of global technology investment banking of Merrill Lynch & Co., abstained from voting on the proposal to select Merrill Lynch as Sanmina's financial advisor due to his relationship with Merrill Lynch.

     Sanmina has agreed to pay Merrill Lynch a customary fee for its services and also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses (including reasonable fees and expenses of its legal counsel) incurred in connection with its engagement as financial advisor. All of Merrill Lynch's fee will be paid upon consummation of the merger. In addition, Sanmina has agreed to indemnify Merrill Lynch and certain related persons against certain liabilities arising out of or in conjunction with the services rendered by Merrill Lynch under its engagement, including certain liabilities under federal securities laws.

     In the ordinary course of business, Merrill Lynch may actively trade the equity and debt securities of Sanmina and SCI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities and loans.

OPINION OF GOLDMAN, SACHS & CO.

     On July 13, 2001, Goldman Sachs delivered its oral opinion to the board of directors of SCI that as of the date of that opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of SCI common stock. Goldman Sachs subsequently confirmed its oral opinion by delivery of its written opinion dated July 13, 2001.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED JULY 13, 2001, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. GOLDMAN SACHS PROVIDED ITS OPINION FOR THE INFORMATION AND ASSISTANCE OF SCI'S BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER. THE GOLDMAN SACHS OPINION IS NOT A RECOMMENDATION AS TO HOW ANY HOLDER OF SCI COMMON STOCK SHOULD VOTE WITH RESPECT TO THE TRANSACTION. WE URGE YOU TO READ THE OPINION IN ITS ENTIRETY.

     In connection with its opinion, Goldman Sachs reviewed, among other things:

     - the merger agreement;

     - Annual Reports to Stockholders and Annual Reports on Form 10-K of SCI and Sanmina for the five fiscal years ended June 30, 2000 and September 30, 2000, respectively;

     - certain Current Reports on Form 8-K of Sanmina, including such reports dated June 23, 2000 and September 5, 2000 regarding Sanmina's acquisition of Hadco Corporation and dated January 31, 2001 and May 14, 2001 regarding Sanmina's acquisition of AB Segerstrom & Svensson;

     - certain interim reports to stockholders and Quarterly Reports on Form 10-Q of SCI and Sanmina;

     - certain other communications from SCI and Sanmina to their respective stockholders;

     - certain internal financial analyses and forecasts for Sanmina prepared by the management of Sanmina;

     - certain financial analyses and forecasts for Sanmina prepared by the management of SCI;

     - certain internal financial analyses and forecasts for SCI prepared by the management of SCI; and

     - certain cost savings and operating synergies projected by the management of SCI to result from the transaction contemplated by the merger agreement.

     Goldman Sachs also held discussions with members of the senior management of SCI and Sanmina regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement, including their respective views of the importance of global scale in the electronic manufacturing services industry, and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs:

     - reviewed the reported price and trading activity for the SCI common stock and the Sanmina common stock;

     - compared certain financial and stock market information for SCI and Sanmina with similar information for certain other companies the securities of which are publicly traded;

     - reviewed the financial terms of certain recent business combinations in the electronic manufacturing services industry specifically and in other industries generally; and

     - performed such other studies and analyses as Goldman Sachs considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed, with the consent of SCI's board of directors, that the internal financial analyses and forecasts for SCI prepared by the management of SCI, the financial analyses and forecasts for Sanmina prepared by the management of SCI and the cost savings and operating synergies projected by the management of SCI to result from the proposed merger were reasonably prepared on a basis reflecting the best currently available estimates and judgments of SCI and that such cost savings and operating synergies will be realized in the amounts and time periods contemplated. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of SCI or Sanmina or any of their respective subsidiaries and was not furnished with any such evaluation or appraisal.

     The following is a summary of the material financial analyses used by Goldman Sachs in connection with providing its opinion to SCI's board of directors on July 13, 2001. Some of the summaries of the financial analyses include information presented in tabular format. In order to more fully understand the financial analyses used by Goldman Sachs, the tables must be read together with the full text of each summary. The tables alone are not a complete description of Goldman Sachs' financial analyses.

     (1) Exchange Ratio Analysis. For selected time periods ending on July 12, 2001, Goldman Sachs calculated (i) the average ratio of the closing price of the SCI common stock to the closing price of the Sanmina common stock, (ii) the highest ratio of the closing price of the SCI common stock to the closing price of the Sanmina common stock and (iii) the lowest ratio of the closing price of the SCI common stock to the closing price of the Sanmina common stock. In addition, with respect to each of the foregoing ratios, Goldman Sachs calculated the implied premium being paid in the merger based on the exchange ratio pursuant to the merger agreement of 1.36 shares of Sanmina common stock for each share of SCI common stock. The results of such analysis are set forth below:

                              AVERAGE
PERIOD                        RATIO OF      IMPLIED   HIGH RATIO OF    IMPLIED    LOW RATIO OF    IMPLIED
(ENDING ON JULY 12, 2001)  CLOSING PRICES   PREMIUM   CLOSING PRICES   PREMIUM   CLOSING PRICES   PREMIUM
-------------------------  --------------   -------   --------------   -------   --------------   -------
July 12, 2001...........        1.09x         25%            NA           NA            NA           NA
5 Trading Days..........        1.10x         24%         1.13x           20%        1.09x           25%
30 Trading Days.........        1.03x         32%         1.13x           20%        0.87x           56%
90 Trading Days.........        0.90x         51%         1.13x           20%        0.56x          143%
180 Trading Days........        0.80x         70%         1.13x           20%        0.52x          162%
1 Year..................        0.84x         62%         1.21x           12%        0.52x          162%
3 Years.................        1.24x         10%         2.16x          (37)%       0.52x          162%

     (2) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information and public market multiples for SCI and Sanmina to corresponding financial information and public market multiples for selected publicly traded corporations in the electronic manufacturing services industry, focusing particularly on the following large capitalization (market capitalization greater than $3 billion as of July 12, 2001) companies:

     - Celestica, Inc.;

     - Flextronics International Ltd.;

     - Jabil Circuit, Inc.; and

     - Solectron Corporation.

     Goldman Sachs calculated the financial information and public market multiples based on financial data as of July 12, 2001, information it obtained from publicly available financial statements, and estimates from Goldman Sachs Research, Institutional Brokers Estimate System (IBES) and other sources. With respect to each of the selected companies, Goldman Sachs analyzed:

     - calendarized price-earnings ratio;

     - five-year compound annual growth rate of earnings per share; and

     - last-twelve-months' earnings before interest and taxes (EBIT) as a percentage of last-twelve-months' revenue.

     The results of these analyses are summarized below:

                                                       SELECTED LARGE
                                                       CAPITALIZATION
                                                          COMPANIES
                                                     -------------------
                                                     MEAN(A)   MEDIAN(A)    SCI    SANMINA
                                                     -------   ---------   -----   -------
GS Calendarized P/E Ratios(b)
  2001.............................................    31.4x      30.9x     21.8x    33.5x
  2002.............................................    22.1x      23.1x     17.8x    23.1x
IBES Calendarized P/E Ratios(c)
  2001.............................................    32.1x      31.3x     21.1x    35.0x
  2002.............................................    24.5x      22.8x     15.6x    30.4x
5-Yr. Compound Annual Growth Rate of Earnings Per
  Share(c).........................................    30.0%      30.0%     25.0%    30.0%
Last-Twelve-Months' EBIT Margin(d).................     5.0%       3.8%      4.0%    13.3%

---------------

(a) Data for Sanmina is included for purposes of calculating mean and median.

(b) Based on Goldman Sachs Research cash EPS estimates.
(c) Based on median IBES estimates.
(d) Based on latest publicly available financial statements.

     (3) Premium Analysis. Goldman Sachs analyzed the premiums paid in 97 transactions announced from March 1989 to December 2000 in which the target stockholders' ownership of the combined company ranged from 30% to 50% and where the combined company's pro forma market capitalization exceeded $1 billion one day prior to announcement of the transaction. Goldman Sachs calculated the premiums paid in such transactions based on the closing stock prices of the target and acquiror on the last trading day prior to announcement of the transaction. Goldman Sachs performed such analysis for purposes of comparison with the 25% premium being paid to SCI stockholders in the proposed transaction (based on the exchange ratio pursuant to the merger agreement and the closing prices of the SCI common stock and Sanmina common stock on July 12, 2001). Such analysis indicated that:

     - the premium exceeded 25% in 21 of the selected transactions;

     - the premium exceeded 50% in 8 of the selected transactions;

     - the median premium for the selected transactions was 11.3%;

     - the mean premium for the selected transactions was 13.6%;

     - the lowest premium in the top quartile of the selected transactions in terms of premiums paid was 21.5%; and

     - the highest premium in the bottom quartile of the selected transactions in terms of premiums paid was 0.6%.

     (4) Contribution Analysis. Goldman Sachs reviewed the cash net income of SCI, Sanmina and the pro forma combined company resulting from the merger for various time periods, and calculated the contribution each of SCI and Sanmina would make to the cash net income of the pro forma combined company with respect to each such period and the implied exchange ratio based on such relative contributions, for purposes of comparison with the exchange ratio pursuant to the merger agreement of 1.36 shares of Sanmina common stock for each share of SCI common stock. The results of such analysis are set forth below:

                                      SANMINA CONTRIBUTION TO   SCI CONTRIBUTION TO      IMPLIED
                                         COMBINED COMPANY        COMBINED COMPANY     EXCHANGE RATIO
                                      -----------------------   -------------------   --------------
Cash Net Income
  Last-Twelve-Months ended June 30,
     2001(a)........................           66.0%                   34.0%              1.200x
  Calendar Year 2001(a).............           63.2%                   36.8%              1.350x
  Forward-Twelve-Months Beginning
     July 1, 2001(a)................           61.6%                   38.4%              1.442x
  Fiscal Year 2002 -- Base
     Case(a)........................           65.1%                   34.9%              1.247x
  Fiscal Year 2002 -- Adjusted
     Case(b)........................           61.9%                   38.1%              1.425x

---------------

(a) Based on estimates and forecasts provided by management of SCI and Sanmina.
(b) Based on forecasts for SCI provided by management of SCI and SCI management's revision to forecasts for Sanmina provided by management of Sanmina.

     Goldman Sachs also calculated the implied exchange ratio based on the quarterly contribution of each of SCI and Sanmina to the earnings per share of the combined company, based on estimates of earnings per share for SCI and Sanmina by management of SCI and Sanmina, respectively, Goldman Sachs Research, Merril Lynch Research and IBES, for purposes of comparison with the exchange ratio pursuant to the merger agreement of 1.36 shares of Sanmina common stock for each share of SCI common stock. The results of such analysis are set forth below:

                                                        IMPLIED EXCHANGE RATIOS
                                          ----------------------------------------------------
                                                          GOLDMAN SACHS   MERRILL LYNCH
SOURCE OF EPS ESTIMATES                   MANAGEMENT(A)     RESEARCH        RESEARCH      IBES
-----------------------                   -------------   -------------   -------------   ----
Quarter Ended:
  June 2001.............................      2.41            2.54            2.09        2.69
  September 2001........................      2.14            2.60            2.02        2.90
  December 2001.........................      1.24            2.04            1.45        2.75
  March 2002............................      1.29            1.46            1.02        2.35
  June 2002.............................      1.40            1.40            1.07        2.19
  September 2002........................      0.97            1.20            1.05        1.81

---------------

(a) Based on estimates and forecasts provided by management of SCI and Sanmina.

     (5) Incremental Cash Net Income Analysis. Goldman Sachs analyzed the fiscal year 2002 estimated cash net income for each of SCI, Sanmina and the pro forma combined company, assuming $100 million of pre-tax synergies ($62 million after-tax) (based on forecasts provided by SCI management) and based on forecasts for SCI provided by management of SCI and forecasts for Sanmina provided by management of Sanmina as well as SCI management's revision of the forecasts for Sanmina provided by management of Sanmina. For each scenario, Goldman Sachs calculated the amount of cash net income of the combined company that could be considered to be attributable to the former SCI stockholders, based on the former SCI stockholders' pro forma ownership of the combined company. This analysis indicated that, under each scenario, the merger could be accretive to the cash net income attributable to SCI's stockholders as compared to SCI's standalone cash net income.

     (6) Accretion/Dilution Analysis. Goldman Sachs analyzed the accretion or dilution in earnings per share of the combined company (based on different estimates of the standalone earnings per share of SCI and Sanmina) as compared to the standalone estimated earnings per share of Sanmina. Goldman Sachs performed such analysis assuming no synergies in the merger and assuming $100 million in pre-tax synergies ($62 million after-tax) (based on forecasts provided by SCI management). The results of such analysis are set forth below:

                                                      SOURCE OF EPS ESTIMATES
                               ---------------------------------------------------------------------
                                                                  MERRILL    GOLDMAN
                               MANAGEMENT --    MANAGEMENT --      LYNCH      SACHS            FIRST
                               BASE CASE(A)    ADJUSTED CASE(B)   RESEARCH   RESEARCH   IBES   CALL
                               -------------   ----------------   --------   --------   ----   -----
No Synergies
  Fiscal Year 2002
     Accretion/Dilution(%)...      (1.9)              3.0           (4.8)       9.3     27.8   16.2
  Calendar Year 2002
     Accretion/Dilution(%)...      (4.1)              1.3           (7.2)       4.9     21.9   11.5
$100 Million in Pre-Tax
  Synergies
  Fiscal Year 2002
     Accretion/Dilution(%)...       6.0              12.1            6.9       22.4     44.4   30.2
  Calendar Year 2002
     Accretion/Dilution(%)...       2.7               9.3            3.2       15.8     36.0   23.4

---------------

(a) Forecasts for SCI provided by SCI management and forecasts for Sanmina provided by Sanmina management.

(b) Forecasts for SCI provided by SCI management; forecasts for Sanmina based on SCI management's revisions to forecasts provided by Sanmina management.

     (7) Value Creation/Dilution Analysis. Goldman Sachs analyzed potential value creation or dilution to the stockholders of SCI and Sanmina by comparing the price of the SCI common stock and the Sanmina common stock (based on their respective closing prices on July 12, 2001) with various estimates of the value of the shares of Sanmina common stock to be held by such stockholders after consummation of the proposed transaction. Goldman Sachs performed such analysis based on (i) IBES, First Call, Goldman Sachs Research and Merrill Lynch Research estimates of the earnings per share of SCI and Sanmina, and the pro forma earnings per share of the combined company based on such estimates, in each case for calendar year 2002, (ii) various assumptions with respect to the price-earnings ratio at which the Sanmina common stock could trade after consummation of the proposed transaction and (iii) the exchange ratio pursuant to the merger agreement of 1.36 shares of Sanmina common stock for each share of SCI common stock. Goldman Sachs performed such analysis assuming no synergies would be achieved in the proposed transaction and assuming that $100 million in pre-tax synergies ($62 million after-tax) (based on forecasts provided by SCI management) would be achieved. Such analysis indicated that the proposed transaction could be value accretive to SCI's stockholders in each of the scenarios considered in such analysis, except the scenarios in which the combined company's earnings per share are based on IBES or First Call estimates and the common stock of the combined company trades in line with the price-earnings ratio of the SCI common stock prior to the merger using the IBES or First Call estimates, respectively.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to SCI or Sanmina or the contemplated transaction.

     The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the SCI board of directors as to the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of SCI, Sanmina, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

     As described above, Goldman Sachs' opinion to the board of directors of SCI was one of many factors taken into consideration by the SCI board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with SCI having provided certain investment banking services to SCI from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement.

     SCI selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

     Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of SCI or Sanmina for its own account and for the accounts of customers.

     Pursuant to a letter agreement dated May 1, 2001, SCI engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of the company. Pursuant to the terms of this engagement letter, SCI has agreed to pay Goldman Sachs a customary transaction fee.

     SCI has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

INTERESTS OF SCI DIRECTORS AND OFFICERS IN THE MERGER

     When considering the recommendation of SCI's board of directors, you should be aware that the SCI directors and executive officers identified below have interests in the merger that are different from, or are in addition to, yours. The SCI board of directors was aware of these potential conflicts and considered them in making its recommendation.

  Employment Agreements

     Sanmina and SCI have entered into an employment agreement with A. Eugene Sapp, Jr., and have agreed to enter into an employment agreement with James E. Moylan, Jr. which will become effective upon consummation of the merger. Sanmina has agreed to enter into an employment agreement with Robert C. Bradshaw which will become effective upon completion of the merger. See "AGREEMENTS RELATED TO THE MERGER -- Employment Agreements" for a description of the material terms of these employment agreements.

  Employee Severance Agreements

     Sanmina will enter into employee severance agreements with certain of SCI's officers which will become effective upon completion of the merger. Each of the agreements provides that in the event employment is terminated for any reason other than cause or the employee voluntarily terminates his employment because of the occurrence of certain events, the employee will be entitled to receive severance payments equal to 1.5 times annual salary at the date of termination and 1.5 times his average annualized bonus for the preceding two years. In addition, in such event all outstanding stock options will fully vest on the date of termination and will be required to be exercised within 90 days of such date. See "AGREEMENTS RELATED TO THE MERGER -- Employee Severance Agreements" for a description of the material terms of the employee severance agreements.

  Director and Officer Indemnification

     SCI's directors and officers will receive, for a period of six years after the completion of the merger, directors and officers insurance coverage with terms substantially the same as SCI's existing directors and officers insurance policy for events occurring on or prior to the completion of the merger through one of the following mechanisms:

     - a directors and officers insurance policy whose annual premium is not greater than 125% of the premium of SCI's policy in effect on the date of the merger agreement; or

     - obtaining six-year "tail" coverage under SCI's existing directors and officers insurance policy.

  SCI Representative Directors

     Three representatives of SCI, A. Eugene Sapp, Jr., Wayne Shortridge and Jackie M. Ward, will become members of Sanmina's board of directors when the merger is completed. Sanmina also has agreed to place Messrs. Sapp's and Shortridge's and Ms. Ward's names on its slate of nominees for the Sanmina board of directors at the next three annual meetings of the Sanmina stockholders, provided that the SCI representative's attendance at meetings of the Sanmina board of directors for the prior year is at least equal to the average of the attendance of all Sanmina directors for the same year. Each of these directors who is not an employee of Sanmina or one of its subsidiaries will be entitled to participate in the compensation and benefit plans to the same extent as other nonemployee directors of Sanmina and will become a party to an indemnification agreement with Sanmina that is substantially similar to the indemnification agreements between Sanmina and its nonemployee directors who were not formerly directors of SCI.

  Assumption of SCI Stock Options

     In connection with the merger, Sanmina will assume any outstanding options to purchase SCI common stock and those options will be converted to options to purchase Sanmina common stock. Each stock option which is assumed will continue to have the same terms and conditions which applied prior to consummation of the merger except that each option will be exercisable for the number of whole shares of Sanmina common stock equal to the product of the number of shares of SCI common stock that were issuable upon exercise of such option immediately prior to completion of the merger multiplied by the exchange ratio of 1.36, rounded down to the nearest whole share, and the per share exercise price will be equal to the quotient determined by dividing the exercise price per share of SCI common stock at which such option was exercisable immediately prior to completion of the merger by the exchange ratio, rounded up to the nearest whole
cent. As of [               ], 2001, the directors and officers of SCI held
options to purchase [     ] shares of SCI common stock which are vested or will
become vested within 60 days of that date. The exercise period of the options held by certain SCI officers will, pursuant to their employment agreements, be extended in certain circumstances. The remaining options held by the officers and directors of SCI will continue to vest on their original schedules.

EXCHANGE OF SCI STOCK CERTIFICATES FOR SANMINA STOCK CERTIFICATES

     Following the completion of the merger, Sanmina's exchange agent will mail to SCI stockholders a letter of transmittal and instructions for surrendering SCI stock certificates in exchange for Sanmina stock certificates. When SCI stockholders deliver their SCI stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, their SCI stock certificates will be canceled and they will receive Sanmina stock certificates representing the number of full shares of Sanmina common stock to which they are entitled under the merger agreement. SCI stockholders will not receive any fractional shares of Sanmina common stock in the merger, but will instead receive cash equal to their proportionate interest of the aggregate fractional shares. In this case, the market value of the fractional shares will be based on the average closing price of Sanmina common stock for the five trading days ending immediately preceding the trading day on which the effectiveness of the merger occurs.

SCI STOCKHOLDERS SHOULD NOT SUBMIT THEIR SCI STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE INSTRUCTIONS AND A FORM OF LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

     SCI stockholders are not entitled to receive any dividends or other distributions on Sanmina common stock until the merger is completed and they have surrendered their SCI stock certificates in exchange for Sanmina stock certificates. Subject to the effect of applicable laws, SCI stockholders will receive payment for any dividend or other distribution on Sanmina common stock with a record date after the merger and a payment date prior to the date SCI stockholders surrender their stock certificates after Sanmina stock certificates are issued. SCI stockholders will receive payment for any dividend or other distribution on Sanmina common stock with a record date after the merger and a payment date after the date SCI stockholders surrender their stock certificates following the payment date.

     Sanmina will only issue a Sanmina stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered SCI stock certificate is registered if the SCI stockholder presents the exchange agent all documents required to show and effect the unrecorded transfer of ownership and show payment of any applicable stock transfer taxes. Any SCI stockholder that has a stock certificate that has been lost, stolen or destroyed, may be required to deliver an affidavit and bond prior to receiving Sanmina stock certificate.

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MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     In the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Sanmina, and Powell, Goldstein, Frazer & Murphy LLP, counsel to SCI, the following are the material U.S. federal income tax consequences of the merger, assuming that the merger is effected as described in the merger agreement and this joint proxy statement/prospectus. This opinion and the following discussion are based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Sanmina, SCI or SCI stockholders as described herein. The Internal Revenue Code of 1986, as amended, is referred to as the "Code."

     The discussion does not address all U.S. federal income tax considerations that may be relevant to particular SCI stockholders in light of their particular circumstances. The discussion assumes that the SCI stockholders hold their shares of SCI common stock as capital assets (generally for investment). In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior or subsequent to or concurrently with the merger (whether or not such transactions are in connection with the merger), including, without limitation, transactions in which SCI common stock is acquired or Sanmina common stock is disposed of.

     ACCORDINGLY, SCI STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

     Consummation of the merger is conditioned upon the receipt by Sanmina and SCI of tax opinions from their respective counsel that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. The tax opinions will be subject to certain assumptions, limitations and qualifications, and are based upon the truth and accuracy of certain factual representations of Sanmina, Sun Acquisition Subsidiary, Inc. and SCI.

     Provided that the merger qualifies as a reorganization, subject to the assumptions, limitations and qualifications referred to herein:

     - Holders of SCI common stock will recognize no gain or loss upon the receipt of Sanmina common stock solely in exchange for their SCI common stock in the merger, except with respect to cash received in lieu of fractional shares of Sanmina common stock.

     - The aggregate tax basis of the Sanmina common stock received by the SCI stockholders in the merger will be the same as the aggregate tax basis of the SCI common stock surrendered in exchange therefor (reduced by any basis allocable to fractional shares for which cash is received).

     - The holding period of the Sanmina common stock received by each SCI stockholder in the merger will include the holding period of the SCI common stock surrendered in exchange therefor.

     - A holder of SCI common stock receiving cash in the merger in lieu of a fractional interest in Sanmina common stock will be treated as if such holder actually received such fractional share interest which was subsequently redeemed by Sanmina. An SCI stockholder should recognize gain or loss with respect to a cash payment in lieu of a fractional share measured by the difference, if any, between the amount of cash received and the basis in such fractional share.

     - None of Sanmina, Sun Acquisition Subsidiary or SCI will recognize gain or loss solely as a result of the merger.

     No ruling has been or will be obtained from the Internal Revenue Service in connection with the merger. SCI stockholders should be aware that the tax opinions do not bind the Internal Revenue Service and that the Internal Revenue Service is therefore not precluded from asserting a contrary opinion. The tax opinions are also subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain

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representations made by Sanmina, Sun Acquisition Subsidiary and SCI, including, without limitation, representations in certificates to be delivered to counsel by the respective management of Sanmina, Sun Acquisition Subsidiary and SCI.

     A successful Internal Revenue Service challenge to the reorganization status of the merger would result in SCI stockholders recognizing taxable capital gain or loss with respect to each share of SCI common stock surrendered equal to the difference between the SCI stockholder's tax basis in such share and the fair market value, as of the closing of the merger, of the Sanmina common stock and any other consideration received in exchange therefor. In such event, an SCI stockholder's aggregate basis in the Sanmina common stock so received would equal its fair market value as of the closing of the merger and the holding period for such stock would begin the day after the closing of the merger. However, even in that event, neither Sanmina, Sun Acquisition Subsidiary nor SCI would recognize gain or loss solely as a result of the merger.

     Certain noncorporate SCI stockholders may be subject to backup withholding at a rate of 30.5% on cash payments received in the merger. Backup withholding will not apply, however, to a stockholder who furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal, who provides a certificate of foreign status on an appropriate Form W-8, or who is otherwise exempt from backup withholding. A stockholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to a $50 penalty imposed by the Internal Revenue Service.

     THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, SCI STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

ACCOUNTING TREATMENT OF THE MERGER

     The merger will be accounted for as a purchase business combination for financial accounting purposes in accordance with accounting principles generally accepted in the United States. For purposes of preparing Sanmina's consolidated financial statements, Sanmina will establish a new accounting basis for SCI's assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. Sanmina believes that any excess of cost over the fair value of the net tangible and identifiable intangible assets of SCI will be recorded as goodwill. Pursuant to Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least annual assessment for impairment based on a fair value test. Identified intangible assets with finite lives will be amortized over those lives. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Sanmina will determine the fair value of SCI's assets and liabilities and will make appropriate business combination accounting adjustments. However, for purposes of disclosing pro forma information in this joint proxy statement/prospectus, Sanmina has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon consummation of the merger.

REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE MERGER

     U.S. Antitrust. This merger is subject to review by the Department of Justice and the Federal Trade Commission to determine whether it is in compliance with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger may not be consummated until the specified waiting period requirements of that act have been satisfied. Sanmina and SCI

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

filed notification reports, together with requests for early termination of the waiting period, with the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     European Union. Both Sanmina and SCI conduct business in member states of the European Union. European Union Council Regulation No. 4064/89 and accompanying regulations require notification of and approval by the European Commission of specific mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specified thresholds before these mergers and acquisitions can be implemented. Sanmina and SCI intend to file formal notifications with the European Commission. Completing a review and gaining approval under the European Commission merger regulation is a condition to completing the merger.

     Canada. Both Sanmina and SCI conduct business in Canada. The Competition Act of Canada and accompanying regulations require notification to and approval by Canada's Competition Bureau of specific mergers or acquisitions involving parties whose aggregate Canadian assets or whose revenues from sales to and from Canada exceed a predetermined threshold, or if the amount of the Canadian assets being acquired exceeds a specific dollar value. This notification to the Competition Bureau and expiration of the applicable waiting period are required before the merger can be completed.

     Sanmina and SCI also have filed a premerger notification form with the antitrust agency in Brazil and may be required to file a premerger notification form with the antitrust agency in Mexico, and possibly with the antitrust agencies in other jurisdictions in which Sanmina and SCI conduct their businesses.

     Stock Exchanges. The completion of this merger is subject to compliance with the rules of the Nasdaq National Market System and the New York Stock Exchange.

     Third-party Approvals. SCI is a party to a number of loan agreements, lease agreements and other agreements. Pursuant to the merger agreement, SCI has agreed to use commercially reasonable efforts to obtain all consents, approvals and waivers from third parties.

     Rights Plan. In December 2000, SCI's board of directors adopted a stockholders' rights agreement. Pursuant to the terms of the rights agreement, each right entitles the holder to purchase a share of SCI common stock at a specified exercise price. The rights agreement further provides that no right is exercisable until the occurrence of certain events.

     On July 13, 2001, prior to approving the merger agreement, SCI's board of directors amended the rights agreement to render it inapplicable to the merger and related transaction described herein.

CERTAIN SECURITIES LAWS CONSIDERATIONS

     The shares of Sanmina common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended. These shares will be freely transferable under the Securities Act, except for Sanmina common stock issued to any person who is deemed to be an affiliate of SCI. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with SCI and may include SCI's officers and directors, as well as its principal stockholders. SCI's affiliates may not sell their Sanmina common stock acquired in the merger except pursuant to:

     - an effective registration statement under the Securities Act covering the resale of those shares;

     - an exemption under paragraph (d) of Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act; or

     - any other applicable exemption under the Securities Act.

NO APPRAISAL RIGHTS

     In accordance with the Delaware General Corporation Law, there will be no appraisal rights or dissenters' rights available to holders of SCI common stock in connection with the merger.

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LISTING ON THE NASDAQ NATIONAL MARKET SYSTEM OF SANMINA COMMON STOCK TO BE
ISSUED IN THE MERGER

     Sanmina has agreed to cause the shares of Sanmina common stock to be issued and to be reserved for issuance in connection with the merger to be approved for listing on the Nasdaq National Market System, subject to official notice of issuance.

DELISTING AND DEREGISTRATION OF SCI COMMON STOCK AFTER THE MERGER

     If the merger is completed, SCI's common stock will be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended. As a result of the merger, SCI's 3% convertible subordinated notes may not qualify for continued listing on the New York Stock Exchange.

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                              THE MERGER AGREEMENT

     This section of the joint proxy statement/prospectus describes the merger agreement. While Sanmina and SCI believe that the description covers the material terms of the merger agreement, this summary may not contain all of the information that is important to you. The merger agreement is attached to this joint proxy statement/prospectus as Annex A, and Sanmina and SCI urge you to read it carefully.

GENERAL

     Following the adoption of the merger agreement, the approval of the merger, the issuance of shares of Sanmina common stock to SCI stockholders in connection
with the merger and the change Sanmina's corporate name to [               ],
and the satisfaction or waiver of the other conditions to the merger, Sun Acquisition Subsidiary, Inc., a wholly-owned subsidiary of Sanmina, will merge with and into SCI. SCI will survive the merger as a wholly-owned subsidiary of Sanmina. If all conditions to the merger are satisfied or waived, the merger will become effective at the time of the filing of certificate of merger with the Secretary of State of the State of Delaware.

THE EXCHANGE RATIO AND TREATMENT OF SCI COMMON STOCK

     At the effective time of the merger, each issued and outstanding share of SCI common stock will be converted into the right to receive 1.36 shares of Sanmina common stock. However, any shares owned by SCI, Sanmina or any of their direct or indirect wholly-owned subsidiaries will be cancelled without conversion. Sanmina will adjust the exchange ratio to reflect any stock split, stock dividend, reorganization, recapitalization, reclassification or other similar change with respect to Sanmina common stock or SCI common stock occurring before the effective time of the merger.

     Based on the exchange ratio of 1.36, and based on the number of shares of SCI common stock and options to purchase SCI common stock outstanding as of
[               ], 2001, a total of approximately [     ] shares of Sanmina
common stock and options to purchase Sanmina common stock will be issued or granted in the merger.

TREATMENT OF RESTRICTED STOCK OF SCI

     Any shares of SCI capital stock outstanding at the effective time of the merger which are subject to a repurchase option, risk of forfeiture or other condition under any restricted stock purchase agreement or other arrangements will be converted into unvested shares of Sanmina common stock based on the exchange ratio and will remain subject to the same terms, restrictions and vesting schedules as were applicable prior to the effective time of the merger. Sanmina will assume any rights SCI held prior to the effective time of the merger to repurchase these unvested shares.

TREATMENT OF SCI STOCK OPTIONS

     At the effective time of the merger, Sanmina will assume all outstanding options, whether vested or unvested, to purchase shares of SCI common stock and convert them into options to purchase Sanmina common stock subject to the same terms and conditions as were applicable prior to the effective time of the merger, including, without limitation, any repurchase rights or vesting provisions. The number of shares of Sanmina common stock issuable upon the exercise of these stock options will be adjusted based on the exchange ratio. Any fractional share of Sanmina common stock resulting from such adjustment will be rounded down to the nearest whole number. The exercise price per share of Sanmina common stock issuable under each assumed SCI option will equal the exercise price per share of the SCI common stock purchasable under the SCI option divided by the exchange ratio. The exercise price will be rounded up to the nearest whole cent.

     Sanmina will reserve for issuance a sufficient number of shares of its common stock for delivery upon an SCI optionholder's exercise of his or her option. Sanmina has agreed that within 10 business days of the

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closing of the merger, Sanmina will file a registration statement on Form S-8 covering the shares of Sanmina common stock issuable with respect to assumed SCI stock options.

     The exercise period for options held by certain SCI officers may, pursuant to their employment agreements, be extended in certain circumstances following the merger.

EXCHANGE OF CERTIFICATES

     Exchange Agent; Exchange Procedures; No Further Ownership Rights. After the effective time of the merger, Sanmina's exchange agent will mail a letter of transmittal and instructions for surrendering SCI certificates to each record holder of SCI common stock. Only those holders who properly surrender their certificates in accordance with the instructions will receive certificates representing Sanmina common stock, cash in lieu of any fractional Sanmina common stock and any dividends or distributions to which they are entitled. The surrendered certificates representing shares of SCI common stock will be cancelled. After the effective time of the merger, each certificate representing shares of SCI common stock that have not been surrendered will only represent:

     - the number of whole shares of common stock of Sanmina into which such shares have been converted;

     - the right to receive cash in lieu of any fractional share of Sanmina common stock; and

     - any dividends or distributions that may be applicable.

Following the closing of the merger, SCI will not register any transfers of SCI common stock on its stock transfer books.

     No Fractional Shares. Sanmina will not issue any fractional shares of common stock in the merger. Instead, each holder of shares of SCI common stock exchanged in the merger who would otherwise be entitled to receive a fraction of a share of common stock of Sanmina will receive cash, without interest, equal to such fraction multiplied by the average closing price per share of Sanmina common stock on the Nasdaq National Market for the five trading days immediately preceding the trading day on which the effective time of the merger occurs.

     Distributions With Respect to Unexchanged Shares. After the effective date of the merger, no dividends or other distributions declared or made after the closing of the merger with respect to Sanmina common stock will be paid to the holder of any unsurrendered SCI certificate until the holder surrenders his or her SCI certificate in accordance with the letter of transmittal.

     Lost Certificates. If any SCI common stock certificate is lost, stolen or destroyed, an SCI stockholder must provide an appropriate affidavit certifying that fact to Sanmina's exchange agent. Sanmina or its exchange agent may require an SCI stockholder to deliver a bond as indemnity against any claim that may be made against Sanmina or its exchange agent with respect to any lost, stolen or destroyed certificate.

     HOLDERS OF SCI COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM SANMINA'S EXCHANGE AGENT.

REPRESENTATIONS AND WARRANTIES

     Sanmina and SCI each made a number of representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger. Each of the companies made representations and warranties as to:

     - corporate organization and qualification to do business;

     - certificate of incorporation and bylaws;

     - capitalization;

     - authorization of the merger agreement by the respective companies;

     - the effect of the merger on obligations of the respective companies under applicable laws;
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     - regulatory approvals required to complete the merger;

     - compliance with applicable laws;

     - filings and reports with the Securities and Exchange Commission;

     - liabilities;

     - changes in the respective companies' business since March 25, 2001, with respect to SCI, and March 31, 2001, with respect to Sanmina;

     - litigation;

     - environmental matters;

     - employee matters and benefit plans;

     - information supplied by the respective companies in this joint proxy statement/prospectus and the related registration statement filed by Sanmina;

     - restrictions on the activities of each company;

     - title to property and condition of equipment;

     - taxes;

     - payments, if any, required to be made to brokers and agents on account of the merger;

     - intellectual property;

     - material agreements;

     - insurance;

     - the fairness opinion received by each company;

     - approval by the board of directors;

     - the vote of holders of each company's common stock required to approve the stockholder proposals;

     - ownership of the other party's capital stock;

     - the inapplicability of state takeover statutes to the merger;

     - product warranties;

     - inventory; and

     - payments to foreign officials and political contributions;

     In addition, Sanmina and Sun Acquisition Subsidiary made representations and warranties as to the operations of Sun Acquisition Subsidiary.

     All representations and warranties of Sanmina and SCI expire at the closing of the merger.

     The representations and warranties contained in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled "Representations and Warranties of Company," relating to SCI and "Representations and Warranties of Parent and Merger Sub," relating to Sanmina and Sun Acquisition Subsidiary.

CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     Sanmina and SCI agreed that, until the earlier of the completion of the merger or termination of the merger agreement or unless the other company consents in writing, each company will conduct its business in all material respects in the ordinary course, consistent with past practice, pay its debts and taxes when due,

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and pay or perform material obligations and use its commercially reasonable efforts consistent with past practices and policies to:

     - preserve intact its present business organization;

     - keep available the services of its present officers and employees; and

     - preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings.

     Sanmina and SCI also agreed to promptly notify the other company of any material event involving each company's respective business or operations.

     Sanmina and SCI also agreed that until the earlier of the completion of the merger or termination of the merger agreement or unless the other company consents in writing, each company will conduct its business in compliance with certain specific restrictions relating to the following:

     - restricted stock and stock options;

     - employees and employee benefits, including severance and termination payments;

     - the declaration or issuance of dividends or other distributions;

     - the purchase, encumbrance and redemption of securities;

     - the issuance of any capital stock other than pursuant to outstanding stock options or employee stock purchase plans or the granting of stock options in the ordinary course of business consistent with past practice;

     - amendment to its certificate of incorporation and bylaws;

     - the acquisition of assets or other entities;

     - the sale, lease, license and disposition of assets;

     - the incurrence of indebtedness;

     - the adoption, amendment or increase of employee benefit plans, policies or arrangements;

     - modification, amendment or termination of material contracts;

     - material changes of accounting methods, principles or practices;

     - the making of any tax election that would adversely affect the tax liability or tax attributes of each company; and

     - actions which could be expected to impact treatment of the merger as a "reorganization" under the Internal Revenue Code.

     Sanmina and SCI also agreed to change Sanmina's corporate name effective upon the consummation of the merger and Sanmina agreed to submit the name change to its stockholders for approval.

     The agreements related to the conduct of SCI's and Sanmina's businesses in the merger agreement are complicated and not easily summarized. You are urged to carefully read the section of the merger agreement entitled "-- Conduct Prior to the Effective Time".

NO SOLICITATION BY SCI

     SCI further agreed to cease, as of the date of the merger agreement, any and all existing activities, discussions or negotiations with any parties conducted prior to that date with respect to any Acquisition Proposal (as defined below) and request that all confidential information provided to any such party be returned.

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     An "Acquisition Proposal" is any inquiry, offer or proposal relating to any
Acquisition Transaction, other than an offer or proposal by Sanmina.

     An "Acquisition Transaction" is any transaction or series of related transactions, other than the merger of Sanmina and SCI, involving any of the following:

     - the acquisition or purchase from SCI of more than a 15% interest in the total outstanding voting securities of SCI or any of its subsidiaries;

     - any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of SCI or any of its subsidiaries;

     - any merger, consolidation, business combination or similar transaction involving SCI pursuant to which the SCI stockholders immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity;

     - any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, acquisition or disposition of more than 50% of the assets of SCI; or

     - any liquidation or dissolution of SCI.

     Until the merger is completed or the merger agreement is terminated, SCI and its subsidiaries agreed not to directly or indirectly take any of the following actions:

     - solicit, initiate, encourage or knowingly induce the making, submission or announcement of any Acquisition Proposal;

     - participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to any Acquisition Proposal;

     - take any other action to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal;

     - subject to limited exceptions, approve, endorse or recommend any Acquisition Proposal; or

     - enter into any letter of intent or similar agreement or any contract, agreement or commitment contemplating or relating to any Acquisition Transaction.

     SCI's board of directors may, without breaching the merger agreement, respond to an unsolicited, bona fide written Superior Proposal (as defined below) by discussing the proposal with the party making the proposal, furnishing information to the party making the proposal, recommending a Superior Proposal to SCI stockholders or withdrawing its recommendation of the merger agreement with Sanmina, if all of the following conditions are met:

     - SCI and its subsidiaries have not violated the restrictions set forth above regarding Acquisition Proposals and Acquisition Transactions;

     - SCI's board determines in good faith, after consulting with its outside legal counsel, that not recommending the Superior Proposal would result in a reasonable likelihood that SCI's board will not fulfill its fiduciary obligations to SCI stockholders under Delaware law;

     - SCI receives from such person an executed confidentiality agreement;

     - SCI gives prior written notice to Sanmina of the identity of the party making the proposal and of any discussions or negotiations with, or the furnishing of information to, the party making the proposal; and

     - when furnishing nonpublic information to the party making the proposal, SCI contemporaneously furnishes the same information to Sanmina, to the extent it has not already been received by Sanmina, or complies with Rules 14d-9 and 14e-2 under the Exchange Act, if applicable.

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     For purposes of the foregoing, any action by any officer, director or affiliate of SCI or any of its subsidiaries or any investment banker, attorney or auditor of SCI or any of its subsidiaries is deemed to be an action by SCI.

     A "Superior Proposal" is an unsolicited, bona fide offer made by a third party to consummate any of:

     - a sale or other disposition by SCI of all or substantially all of its assets; or

     - the acquisition by any person or group, including by way of merger, tender offer or exchange offer or issuance by SCI, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the then outstanding voting power of SCI.

     In addition, to qualify as a Superior Proposal, SCI's board of directors must determine in its good faith (after consultation with its financial advisor):

     - that the offer is more favorable to SCI stockholders than the merger with Sanmina; and

     - that any financing required by the offering party has already been committed or in the reasonable judgment of its financial advisor is likely to be obtained on a timely basis.

     SCI has agreed to promptly inform Sanmina of any request for information that SCI reasonably believes would lead to an Acquisition Proposal, or of any Acquisition Proposal, or any inquiry with respect to which SCI reasonably believes would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. SCI further agreed to keep Sanmina informed in all material respects of the status and details, including material amendments or proposed amendments, of any such request, Acquisition Proposal or inquiry, and to provide Sanmina with advance notice of any meeting of the SCI board of directors at which the board of directors is reasonably expected to consider an Acquisition Proposal or recommend a Superior Offer to SCI stockholders.

SCI STOCKHOLDERS' MEETING

     SCI is obligated under the merger agreement to hold and convene the SCI special meeting of stockholders for purposes of voting for approval and adoption of the merger agreement and approval of the merger. Unless SCI's board of directors withdraws its recommendations and recommends a Superior Offer, SCI's board of directors will continue to recommend that SCI stockholders vote in favor of approval and adoption of the merger agreement and approval of the merger.

SANMINA STOCKHOLDERS' MEETING

     Sanmina is obligated under the merger agreement to hold and convene the Sanmina special meeting of stockholders for purposes of voting for the approval of the issuance of shares of Sanmina common stock in the merger and the change of Sanmina's corporate name. Sanmina's board of directors will recommend that Sanmina's stockholders vote in favor of these proposals in connection with the merger.

SANMINA'S BOARD OF DIRECTORS AFTER THE TRANSACTION

     Sanmina has agreed to amend its bylaws at the effective time of the transaction to increase the size of its board of directors from seven to ten persons and to appoint three representatives of SCI to fill these vacancies. Sanmina also agreed to nominate these SCI representatives for election to Sanmina's board of directors at Sanmina's annual meetings in 2002, 2003 and 2004 provided that the SCI representative's attendance for the prior year is at least equal to the average of the attendance of all Sanmina directors for the same year. The SCI representatives will be A. Eugene Sapp, Jr., Wayne Shortridge, and Jackie M. Ward.

SANMINA AND SCI RIGHTS PLANS

     Sanmina and SCI have agreed to take any action necessary to render the SCI or Sanmina rights plans, as the case may be, not applicable to the merger.

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CONDITIONS TO COMPLETION OF THE MERGER

     The obligations of Sanmina and SCI to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver, to the extent legally permissible, of each of the following conditions before completion of the merger:

     - the merger agreement must be adopted and the merger must be approved by the requisite vote of holders of SCI stock under applicable law;

     - the issuance of Sanmina common stock to SCI stockholders and the change of Sanmina's corporate name must be approved by the requisite vote of Sanmina stockholders under applicable laws and the rules of the Nasdaq National Market System;

     - Sanmina's registration statement on Form S-4 must be effective, no stop order suspending its effectiveness can be in effect and no proceedings for suspension of its effectiveness can have been initiated or threatened by the Securities and Exchange Commission;

     - no law, regulation or order shall have been enacted or issued which has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

     - all applicable waiting periods under applicable antitrust laws must have expired or been terminated;

     - Sanmina and SCI must each receive from their respective tax counsel an opinion to the effect that the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code; and

     - the shares of Sanmina's common stock to be issued in the merger must have been authorized for listing on the Nasdaq National Market System.

     SCI's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - Sanmina's representations and warranties must be true and correct as of July 13, 2001, and at and as of the date the merger is to be completed as if made at and as of that time except:

      - to the extent Sanmina's representations and warranties address matters only as of a particular date, they must be true and correct as of that date; and

      - if any of Sanmina's representations and warranties are not true and correct but the effect, in the aggregate, of the inaccuracies of these representations and breaches of these warranties does not have a Material Adverse Effect (as defined below) on Sanmina, then this condition will be deemed satisfied;

     - Sanmina must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Sanmina at or before completion of the merger; and

     - Sanmina shall not have had a Material Adverse Effect (as defined below) since July 13, 2001.

     Sanmina's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - SCI's representations and warranties must be true and correct as of July 13, 2001, and at and as of the date the merger is to be completed as if made at and as of that time except:

      - to the extent SCI's representations and warranties address matters only as of a particular date, they must be true and correct as of that date; and

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

     - if any of SCI's representations and warranties are not true and correct but the effect, in the aggregate, of the inaccuracies of these representations and breaches of these warranties does not have a Material Adverse Effect on SCI, then this condition will be deemed satisfied;

     - SCI must perform or comply in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by SCI at or before completion of the merger;

     - SCI shall not have had a Material Adverse Effect since July 13, 2001; and

     - SCI must have obtained all consents, waivers and approvals contemplated by the merger agreement.

DEFINITION OF MATERIAL ADVERSE EFFECT

     Under the terms of the merger agreement, a Material Adverse Effect on either Sanmina or SCI is defined to mean any change, event, violation, inaccuracy, circumstance or effect that is, or would reasonably be expected to be, materially adverse to the business, assets (including intangible assets), capitalization, financial condition, results of operations or prospects of such entity and its subsidiaries taken as a whole. However, under the terms of the merger agreement, none of the following will be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will be a Material Adverse Effect on any entity:

     - a change that primarily results from conditions generally affecting the United States economy or the world economy;

     - a change that primarily results from conditions generally affecting the electronics manufacturing services industry;

     - a change that primarily results from the effect of change of control provisions in contracts and agreements between SCI and its principal customers;

     - a change that results from the announcement and the pendency of the merger agreement and the transactions contemplated thereby; or

     - a change that results directly from action taken by a party in connection with fulfilling its obligations under the merger agreement.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to completion of the merger, whether before or after adoption of the merger agreement and approval of the merger by the SCI stockholders and the Sanmina stockholders:

     - by mutual written consent of the boards of directors of Sanmina and SCI;

     - by Sanmina or SCI, if the merger is not completed before December 31, 2001, except that this right to terminate the merger agreement is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before December 31, 2001, and this action or failure to act constitutes a material breach of the merger agreement;

     - by Sanmina or SCI, if there is any order, decree or ruling of a court or governmental authority having jurisdiction over either Sanmina or SCI permanently restraining, enjoining or otherwise prohibiting the completion of the merger;

     - by Sanmina or SCI, if the SCI stockholders fail to adopt the merger agreement and approve the merger at the SCI stockholders' meeting, or if the Sanmina stockholders fail to approve the stockholder proposals at the Sanmina stockholders' meeting, except that this right is not available to any party whose action or failure to act has been the principal cause of or resulted in the failure to receive the stockholder vote and such action or failure constitutes a breach of the merger agreement;

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     - by SCI concurrently with the execution by SCI of a definitive agreement relating to an Acquisition Transaction;

     - by SCI, upon Sanmina's breach of any representation, warranty, covenant or agreement in the merger agreement, or if any of Sanmina's representations or warranties become untrue in either case so that the corresponding condition to completion of the merger would not be met. However, if the breach or inaccuracy is curable by Sanmina, SCI may not terminate the merger agreement until 30 days after delivery of written notice so long as Sanmina exercises commercially reasonable efforts to cure the breach and the breach is not cured during this 30 days;

     - by Sanmina, upon SCI's breach of any representation, warranty, covenant or agreement in the merger agreement, or if any of SCI's representations or warranties become untrue, in either case so that the corresponding condition to completion of the merger would not be met. However, if the breach or inaccuracy is curable by SCI, Sanmina may not terminate the merger agreement until 30 days after delivery of written notice so long as SCI exercises commercially reasonable efforts to cure the breach and the breach is not cured during this 30 days; or

     - by Sanmina if any of the following shall have occurred:

      - SCI's board of directors withdraws, amends or modifies its recommendation of the merger agreement or the merger in a manner adverse to Sanmina, or SCI's board of directors resolves to do so;

      - SCI's board of directors fails to include its recommendation of the merger agreement and the merger in any proxy statement/prospectus regarding the merger;

      - SCI's board of directors recommends any Acquisition Proposal, or resolves to do so;

      - SCI breaches in any material respect any of the non-solicitation provisions of the merger agreement;

      - SCI enters a definitive agreement for an Acquisition Transaction, or SCI's board of directors resolves to do so; or

      - SCI's board of directors fails to send its stockholders a recommendation to reject any tender or exchange offer within 10 days.

PAYMENT OF TERMINATION FEE BY SCI

     SCI will pay Sanmina a termination fee of $30.0 million if SCI terminates the merger agreement and enters into a definitive agreement relating to a Change of Control Transaction (as defined below) and an additional $120.0 million if SCI consummates this or any other Change of Control Transaction within 15 months after termination of the merger agreement.

     SCI will pay Sanmina a termination fee of $150.0 million if Sanmina terminates the merger agreement and SCI consummates a Change of Control Transaction within 15 months of any of the following:

     - SCI's board of directors withdraws, amends or modifies its recommendation of the merger agreement or the merger in a manner adverse to Sanmina, or resolves to do so;

     - SCI's board of directors fails to include its recommendation of the merger agreement and the merger in any proxy statement/prospectus regarding the merger;

     - SCI's board of directors recommends any Acquisition Proposal, or resolves to do so;

     - SCI breaches in any material respect any of the non-solicitation provisions of the merger agreement;

     - SCI enters a definitive agreement for an Acquisition Transaction, or resolves to do so; or

     - SCI's board of directors fails to send its stockholders a recommendation to reject any tender or exchange offer within 10 days.

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     For purposes of this section, a "Change of Control Transaction" is any transaction or series of related transactions, other than the merger of Sanmina and SCI, involving any of the following:

     - the acquisition or purchase from SCI of more than a 50% interest in the total outstanding voting securities of SCI or any of its subsidiaries;

     - any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 50% or more of the total outstanding voting securities of SCI or any of its subsidiaries;

     - any merger, consolidation, business combination or similar transaction involving SCI pursuant to which the SCI stockholders immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity;

     - any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, acquisition or disposition of more than 50% of the assets of SCI; or

     - any liquidation or dissolution of SCI.

     SCI will pay Sanmina $3.0 million for its expenses if the merger agreement is terminated because the SCI stockholders do not approve and adopt the merger agreement and approve the merger, as long as the Sanmina stockholders approve the share issuance and the change of Sanmina's corporate name. If SCI is required to pay both the $30.0 million fee and the $3.0 million fee, payment of the $3.0 million fee will be credited against the $30.0 million fee.

     Sanmina will pay SCI a $3.0 million fee if the merger agreement is terminated because the Sanmina stockholders do not approve the share issuance and the change of Sanmina's corporate name, as long as the SCI stockholders have adopted the merger agreement and approved the merger and the merger agreement is not otherwise terminable by Sanmina for other specified reasons.

AFTER THE MERGER

     Following the merger, SCI will be a wholly-owned subsidiary of Sanmina. The stockholders of SCI will become stockholders of Sanmina, and their rights as stockholders will be governed by the Sanmina certificate of incorporation and bylaws, as currently in effect, and the laws of Delaware. See "COMPARISON OF RIGHTS OF HOLDERS OF SCI COMMON STOCK AND SANMINA COMMON STOCK" on page 95 of this joint proxy statement/prospectus.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     Subject to applicable law and the requirements of the New York Stock Exchange and the Nasdaq National Market System, Sanmina and SCI may amend the merger agreement before completion of the merger by mutual written consent. In addition, either Sanmina or SCI may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

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                        AGREEMENTS RELATED TO THE MERGER

     This section of the joint proxy statement/prospectus describes agreements related to the merger agreement, including the Sanmina voting agreements, the SCI voting agreements and the employment agreements. While Sanmina and SCI believe that these descriptions cover the material terms of these agreements, these summaries may not contain all of the information that is important to you.

SANMINA VOTING AGREEMENTS

     By entering into the voting agreements, certain executive officers and directors of Sanmina have irrevocably appointed SCI as their lawful attorney and proxy. These proxies give SCI the limited right to vote the shares of Sanmina common stock beneficially owned by these Sanmina stockholders, subject to the voting agreements, in favor of adopting the merger agreement and approving the merger, the share issuance and the change of Sanmina's corporate name. These Sanmina stockholders may vote their shares of Sanmina common stock on all other matters.

     As of [          ], 2001, the Sanmina stockholders who entered into voting
agreements collectively beneficially owned approximately [     ] million shares
of Sanmina common stock which represented approximately [ ]% of all outstanding Sanmina common stock. None of the Sanmina stockholders who are parties to the voting agreements were paid additional consideration in connection with them.

     The voting agreements will terminate upon the earlier to occur of the termination of the merger agreement or the completion of the merger. Each Sanmina stockholder who is a party to a voting agreement agreed, prior to such termination, not to sell or otherwise transfer Sanmina stock and options owned, controlled or acquired, either directly or indirectly, by that person; provided, however, the Sanmina stockholder may sell shares of Sanmina stock:

     - in an amount not to exceed five percent of such party's aggregate holdings of Sanmina common stock as of July 13, 2001; or

     - if any transferee of shares subject to the voting agreement agrees to be bound by the terms of the voting agreement.

The form of Sanmina voting agreement is attached as Exhibit A-1 to the merger agreement attached hereto as Annex A and you are urged to read it in its entirety.

SCI VOTING AGREEMENTS

     By entering into the voting agreements, certain executive officers and directors of SCI have irrevocably appointed Sanmina as their lawful attorney and proxy. These proxies give Sanmina the limited right to vote the shares of SCI common stock beneficially owned by these SCI stockholders, subject to the voting agreements, in favor of approval and adoption of the merger agreement and approval of the merger. These SCI stockholders may vote their shares of SCI common stock on all other matters.

     As of July 13, 2001, the SCI stockholders who entered into voting
agreements collectively beneficially owned approximately [     ] million shares
of SCI common stock which represented approximately [ ]% of the outstanding SCI common stock. None of the SCI stockholders who are parties to the voting agreements was paid additional consideration in connection with them.

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     The SCI voting agreements will terminate upon the earlier to occur of the termination of the merger agreement or the completion of the merger. Each SCI stockholder who is a party to a voting agreement agreed, prior to such termination, not to sell or otherwise transfer SCI stock and options owned, controlled or acquired, either directly or indirectly, by that person; provided, however, the SCI stockholder may sell shares of SCI stock:

     - in an amount not to exceed five percent of such party's aggregate holdings of SCI common stock as of July 13, 2001; or

     - if any transferee of shares subject to the voting agreement agrees to be bound by the terms of the voting agreement.

The form of SCI voting agreement is attached as Exhibit A-2 to the merger agreement attached hereto as Annex A, and you are urged to read it in its entirety.

EMPLOYMENT AGREEMENTS

     Sanmina and SCI have entered into an employment agreement with A. Eugene Sapp, Jr., and intend to enter into an employment agreement with James E. Moylan, Jr. In addition, Sanmina intends to enter into an employment agreement with Robert C. Bradshaw. The term of each employment agreement will commence upon completion of the merger and will continue for a period of one year in the case of Mr. Sapp, three years in the case of Mr. Bradshaw and six months in the case of Mr. Moylan.

     A. Eugene Sapp, Jr.  Under his employment agreement, Mr. Sapp:

     - will serve as co-chairman of SCI and co-chairman of Sanmina;

     - will be entitled to a base salary of $864,000 and an annual bonus of at least $1.0 million to be paid no later than the first anniversary of the completion of the merger;

     - will be entitled to receive upon completion of the merger a nonqualified option to purchase 125,000 shares of Sanmina common stock at an exercise price equal to the fair market value of the stock on the date of grant; and

     - will be entitled to participate in all employee benefit plans and programs on a basis no less favorable than the basis on which he was participating in such programs during the 90-day period immediately preceding the merger.

     If Mr. Sapp's employment is terminated for any reason, he or his legal representatives will be entitled to receive his earned base salary through the date of termination; any unpaid deferred compensation and accrued vacation pay; benefits owed under the employee benefit plans and policies; and reimbursement for expenses incurred prior to the date of termination.

     If his employment is terminated for any reason other than cause, disability, death or retirement or he voluntarily terminates his employment because any of the following events occur without his consent:

     - a reduction in his base salary or his annual target bonus opportunity;

     - a change of more than 25 miles in the location of his office;

     - a substantial change in his position or duties from those held by him prior to the completion of the merger; or

     - a failure by Sanmina to comply with certain of its obligations under the employment agreement,

and he signs and does not revoke a standard release of claims, then Mr. Sapp will also be entitled to receive a cash payment equal to his base salary for the term of his employment agreement plus his annual bonus minus all base salary and bonus amounts that have already been paid during the term of the employment agreement. In addition, Mr. Sapp, his wife and eligible dependents will be entitled to the continuation of certain health and life insurance benefits and, as of the date of termination, all of his outstanding equity based awards will

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become vested and the exercise period of any stock options will be extended until the tenth anniversary of the grant date of the options.

     If Mr. Sapp's employment is terminated by reason of his disability, he will be entitled to continue to participate in all employee benefit plans and programs until his sixty-fifth birthday or the expiration of the term of his employment agreement, whichever occurs later.

     Robert C. Bradshaw.  Under his employment agreement, Mr. Bradshaw:

     - will serve as president of EMS operations of Sanmina;

     - will be entitled to base salary of $477,000 per year and a targeted annual bonus of $650,000 if certain performance goals are met;

     - will be entitled to receive upon completion of the merger a nonqualified option to purchase 100,000 shares of Sanmina common stock at an exercise price equal to the value of the stock on the date of grant;

     - will be entitled to receive a $1.5 million cash bonus; and

     - will be entitled to participate in all employee benefit plans and programs of Sanmina on a basis no less favorable than the basis on which he was participating in such programs of SCI during the 90-day period immediately preceding the merger.

     If Mr. Bradshaw's employment is terminated by any reason, he or his legal representatives will be entitled to receive his base salary through the date of termination, any unpaid deferred compensation and accrued vacation pay, benefits owed under the employee benefit plans and policies and reimbursement for expenses incurred prior to the date of terminations;

     If during the term of the agreement Mr. Bradshaw's employment is terminated other than for cause, disability, death or retirement or he voluntarily terminates his employment because any of the following events occur without his consent:

     - a reduction in his base salary or his annual target bonus opportunity;

     - a change of more than 25 miles in the location of his office;

     - a substantial change in his position or duties from those held by him prior to the completion of the merger; or

     - a failure by Sanmina to comply with certain of its obligations under the employment agreement,

and he signs and does not revoke a standard release of employment-related claims, then he will also be entitled to receive a lump sum severance payment in cash equal to

     - two times the average of his annualized bonus payable for Sanmina's (or for periods prior to the merger, SCI's) two most recently completed fiscal years; and

     - an amount equal to the greater of two times his base salary at the date of termination or $954,000; reduced by

     - the net after-tax proceeds of the $1.5 million bonus described above which is payable to him upon completion of the merger

     In addition, Mr. Bradshaw, his wife and eligible dependents will be entitled to the continuation of certain health and welfare benefits, and as of the date of termination, all of his outstanding equity based awards will become vested and all vested stock options will be required to be exercised within ninety days of the date of termination or such longer post-termination exercise period applicable to such option.

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     If Mr. Bradshaw's employment is terminated by reason of his death, all of
Mr. Bradshaw's outstanding equity based awards will become vested and all vested stock options will be required to be exercised within ninety days of the date of termination or such longer post-termination exercise period applicable to such option.

     If Mr. Bradshaw's employment is terminated as a result of his disability:

     - he, his wife and his eligible dependents will be entitled to continue to participate under all health and insurance benefit programs the term of his employment agreement expires; and

     - all of Mr. Bradshaw's outstanding equity based awards will become vested and all vested stock options will be required to be exercised within ninety days of the date of termination or such longer post-termination exercise period applicable to such option.

     James E. Moylan.  Under his employment agreement, Mr. Moylan:

     - will serve as chief financial officer of SCI;

     - will be entitled to base salary of $367,500 per year

     - a stay bonus of $200,000 on the sixth month anniversary of the completion of the merger, if he remains employed by SCI through that date;

     - will be fully vested in all stock options previously granted by SCI as of the six month anniversary of the merger; and

     - will be entitled to participate in all employee benefit plans and programs on a basis no less favorable than the basis on which he was participating in such programs during the 90-day period immediately preceding the merger.

     If Mr. Moylan's employment is terminated for any reason, he or his legal representatives will be entitled to receive his base salary through the date of termination, any unpaid deferred compensation and accrued vacation pay, benefits owed under the employee benefit plans and policies and reimbursement for expenses incurred prior to the date of termination.

     If during the term of the agreement Mr. Moylan's employment is terminated other than for cause, disability, death or retirement or he voluntarily terminates his employment because any of the following events occur without his consent:

     - a reduction in his base salary or his annual target bonus opportunity;

     - a change of more than 25 miles in the location of his office;

     - a substantial change in his position or duties from those held by him prior to the completion of the merger; or

     - a failure by SCI or Sanmina to comply with certain of its obligations under the employment agreement,

then he will also be entitled to receive a lump sum severance payment in cash equal to the $200,000 bonus described above which would have been payable to him on the six month anniversary of the merger. In addition, as of the date of termination, all of Mr. Moylan's outstanding equity based awards will become vested and all vested stock options will be required to be exercised within a specified period of the date of termination.

     If Mr. Moylan's employment is terminated by reason of his death, his legal representatives will be entitled to receive the $200,000 lump sum severance payment described above. In addition, his family will be entitled to receive the benefits generally available to surviving families of Sanmina executives with comparable responsibilities or positions and as of the date of termination, all of his outstanding equity based awards will become vested and all vested stock options will be required to be exercised within a specified period of the date of termination.

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     Mr. Moylan will also be entitled to receive as a result of the termination of his employment by reason of his disability an amount equal to the $200,000 lump sum severance payment described above. Additionally, he, his wife and his eligible dependents will be entitled to continue to participate under all health and welfare programs until the 6 month anniversary of the effective date of the merger, and as of the date of termination, all of his outstanding equity based awards will become vested and all vested stock options will be required to be exercised within a specified period of the date of termination.

EMPLOYEE SEVERANCE AGREEMENTS

     SCI intends to enter into severance agreements, effective upon completion of the merger, with twenty-one of its other officers. The severance agreements will provide for certain payments to these officers in the event that their employment with SCI is terminated within a specified period of the effective date of the merger.

     All of the severance agreements contain substantially similar terms and provide that if the officer's employment is terminated for any reason, the officer or his or her legal representatives will be entitled to receive the officer's base salary through the date of termination, any unpaid deferred compensation and accrued vacation pay, benefits owed under the employee benefit plans and policies and reimbursement for expenses incurred prior to the date of termination.

     Under the severance agreements, if the officer's employment is terminated other than for cause, disability, death or retirement or the officer voluntarily terminates employment because any of the following events occur without his or her consent:

     - a reduction in base salary or annual target bonus opportunity;

     - a change of more than 25 miles in the location of his or her office;

     - a substantial change in the officer's position or duties from those held by the officer prior to the completion of the merger;

     - the failure by SCI to provide the officer with participation in any of the benefit programs that the officer was participating in prior to the merger;

     - the failure of SCI to provide the officer with prompt reimbursement for reasonable business expenses, or to provide paid vacation or employee benefits; or

     - a failure by SCI or Sanmina to comply with certain of its obligations under the employment agreement;

and the officer signs and does not revoke a standard release of employment-related claims, then the officer shall also be entitled to receive a lump sum severance payment in cash equal to

     - one and one-half times the average of the officer's annualized bonus payable for the two most recently completed fiscal years; and

     - an amount equal to one and one-half times the officer's base salary at the date of termination.

     In addition, the officer, his or her spouse and eligible dependents will be entitled to the continuation of certain health and welfare benefits for 18 months after the termination date or, alternatively, may elect to receive a cash payment equal to 1.5 times SCI's cost to provide such benefits; and as of the date of termination, all of the officer's outstanding equity based awards will become vested and all vested stock options will be required to be exercised within 90 days of the date of termination, or such longer post-termination exercise period applicable to such option.

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     If the officer's employment is terminated by reason of his or her death, the officer's family will be entitled to receive the benefits generally available to surviving families of Sanmina executives with comparable responsibilities or positions, and as of the date of termination, all of the officer's outstanding equity based award will become vested and all vested stock options will be required to be exercised within 90 days of the date of termination, or such longer post-termination exercise period applicable to such option.

     If the officer's employment is terminated by reason of his or her disability, the officer's family will be entitled to continue to participate under all health and welfare programs for the period ending on the earlier to occur of the executive's 65th birthday or 18 months from the date of the officer's termination of employment.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements give effect to the proposed merger of Sanmina and SCI using the purchase method of accounting, as required by Statement of Financial Accounting Standard No. 141, "Business Combinations." Under this method of accounting, Sanmina will allocate the purchase price to the fair value of assets acquired, including identified intangible assets and goodwill. The purchase price allocation is subject to revision when Sanmina obtains additional information regarding asset valuation. The unaudited pro forma combined condensed financial statements are based on the respective historical consolidated financial statements and the accompanying notes of Sanmina and SCI, which are incorporated by reference in this joint proxy statement/prospectus. The unaudited pro forma combined condensed balance sheet assumes the merger took place on June 30, 2001, and combines Sanmina's June 30, 2001, unaudited consolidated balance sheet with SCI's March 25, 2001, unaudited consolidated balance sheet. The unaudited pro forma combined statements of operations assume that the merger took place on October 3, 1999. Sanmina's unaudited consolidated statement of operations for the nine months ended June 30, 2001, has been combined with SCI's unaudited consolidated statement of income for the nine months ended March 25, 2001. Sanmina's audited statement of operations for the year ended September 30, 2000 has been combined with SCI's audited statement of income for the fiscal year ended June 30, 2000. The unaudited pro forma combined condensed statements of operations for the annual period does not present like periods. The use of different closing dates is necessary as each entity has different fiscal year ends. The pro forma reporting with respect to combining Sanmina and SCI's results with different fiscal year ends that are within 93 days and is in accordance with Securities and Exchange Commission guidance. The periods combined for purposes of presenting the unaudited pro forma combined statements of operations are not necessarily indicative of the periods expected to be combined after the date of the closing of the merger. The unaudited pro forma combined condensed financial statements are based on the estimates and assumptions set forth in the notes to these statements. The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for purposes of developing such pro forma information for illustrative purposes necessary to comply with the disclosure requirements of the Securities and Exchange Commission. The unaudited pro forma combined condensed financial statements do not purport to be indicative of the results of operations for future periods or the combined financial position or the results that actually would have been realized had the entities been a single entity during these periods. Sanmina and SCI estimate that they will incur direct transaction costs of approximately $18.5 million and $26.8 million, respectively, associated with the merger. Such costs of Sanmina will be included in the total purchase cost for accounting purposes and are considered in the pro forma adjustments. Such costs of SCI will be charged to operations by SCI in the fiscal quarter in which the merger is consummated. There can be no assurance that the combined company will not incur additional charges in subsequent quarters reflecting costs associated with the merger.

     These unaudited pro forma combined condensed financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Sanmina and SCI which are incorporated by reference in this joint proxy statement/prospectus.

                                SANMINA AND SCI

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                       HISTORICAL
                                 -----------------------
                                  SANMINA        SCI
                                  JUNE 30,    MARCH 25,     PRO FORMA                 PRO FORMA
                                    2001         2001      ADJUSTMENTS                COMBINED
                                 ----------   ----------   -----------               -----------
                                                         (IN THOUSANDS)
                                             ASSETS
Current assets:
  Cash and cash equivalents....  $  618,219   $  215,757                             $   833,976
  Short-term investments.......     777,100          -0-                                 777,100
  Accounts receivable, net.....     553,954      854,835        (2,515)(G)             1,406,274
  Inventories..................     550,535    1,704,039                               2,254,574
  Deferred income taxes........      90,282       16,272                                 106,554
  Prepaid expenses and other...      29,681      132,609                                 162,290
                                 ----------   ----------   -----------               -----------
          Total current
            assets.............   2,619,771    2,923,512        (2,515)                5,540,768

Property, plant and equipment,
  net..........................     723,881      710,340                               1,434,221
Long-term investments..........      78,954          -0-                                  78,954
Goodwill, intangibles and
  other........................     349,536      626,176     3,077,198(C)(D)(F)        4,052,910
                                 ----------   ----------   -----------               -----------
          Total assets.........  $3,772,142   $4,260,028   $ 3,074,683               $11,106,853
                                 ==========   ==========   ===========               ===========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
     expenses..................  $  363,175   $1,153,709   $  (129,818)(A)(G)        $ 1,387,066
  Accrued liabilities and
     other.....................     113,220       83,544       135,583(A)(C)             332,347
  Current maturities of
     long-term debt and
     short-term bank
     borrowings................          --       31,849       771,591(A)(B)             803,440
                                 ----------   ----------   -----------               -----------
          Total current
            liabilities........     476,395    1,269,102       777,356                 2,522,853
                                 ----------   ----------   -----------               -----------

Long-term liabilities:
  Long-term debt, net of
     current portion...........   1,213,632    1,431,120      (761,371)(B)             1,883,381
  Other liabilities............      76,257       90,626       176,900(F)                343,783
                                 ----------   ----------   -----------               -----------
          Total long-term
            liabilities........   1,289,889    1,521,746      (584,471)                2,227,164
                                 ----------   ----------   -----------               -----------

Stockholders' equity:
  Common stock and additional
     paid-in capital, net......   1,221,506      496,392     3,861,141(C)(E)           5,579,039
  Accumulated other
     comprehensive loss........     (14,876)     (28,455)       28,455(E)                (14,876)
  Deferred compensation........          --           --        (6,555)(C)                (6,555)
  Retained earnings............     799,228    1,001,243    (1,001,243)(E)               799,228
                                 ----------   ----------   -----------               -----------
          Total stockholders'
            equity.............   2,005,858    1,469,180     2,881,798                 6,356,836
                                 ----------   ----------   -----------               -----------
                                 $3,772,142   $4,260,028   $ 3,074,683               $11,106,853
                                 ==========   ==========   ===========               ===========

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                                SANMINA AND SCI

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                HISTORICAL
                                         -------------------------
                                           SANMINA         SCI
                                         NINE MONTHS   NINE MONTHS
                                            ENDED         ENDED
                                          JUNE 30,      MARCH 25,        PRO FORMA        PRO FORMA
                                            2001          2001          ADJUSTMENTS       COMBINED
                                         -----------   -----------      -----------      -----------
Net sales..............................  $3,453,311    $6,639,921        $ (31,728)(H)   $10,061,504
Cost of sales..........................   2,900,767     6,292,949(L)       (31,728)(H)     9,161,988
                                         ----------    ----------        ---------       -----------
  Gross profit.........................     552,544       346,972               --           899,516
                                         ----------    ----------        ---------       -----------
Operating expenses:
  Selling, general and
     administrative....................     186,349        97,029(L)         1,639(J)        285,017
  Amortization of goodwill and
     identifiable intangibles..........      20,348        30,276           19,724(I)         70,348
  Plant closing, relocation, merger and
     restructuring costs...............      27,907        15,767(L)                          43,674
                                         ----------    ----------        ---------       -----------
          Total operating expenses.....     234,604       143,072           21,363           399,039
                                         ----------    ----------        ---------       -----------
Operating income.......................     317,940       203,900          (21,363)          500,477
Other income (expense), net............      16,869       (53,584)                           (36,715)
                                         ----------    ----------        ---------       -----------
Income before provision for income
  taxes................................     334,809       150,316          (21,363)          463,762
Provision for income taxes.............     126,516        49,604           (9,024)(M)       167,096
                                         ----------    ----------        ---------       -----------
  Net income...........................  $  208,293    $  100,712        $ (12,339)      $   296,666
                                         ==========    ==========        =========       ===========
Earnings per share:
  Basic................................  $     0.65    $     0.68                        $      0.57
  Diluted..............................  $     0.62    $     0.68                        $      0.55
Shares used in computing per share
  amounts:
  Basic................................     318,824       147,254                            519,090(K)
  Diluted..............................     349,266       148,907                            551,779(K)

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                                SANMINA AND SCI

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             SANMINA          SCI
                                           YEAR ENDED     YEAR ENDED
                                          SEPTEMBER 30,    JUNE 30,        PRO FORMA       PRO FORMA
                                              2000           2000         ADJUSTMENTS      COMBINED
                                          -------------   -----------     -----------     -----------
Net sales...............................   $4,239,102     $8,342,580       $(49,713)(H)   $12,531,969
Cost of sales...........................    3,562,430      7,925,813(L)     (49,713)(H)    11,438,530
                                           ----------     ----------       --------       -----------
  Gross profit..........................      676,672        416,767             --         1,093,439
                                           ----------     ----------       --------       -----------
Operating expenses:
  Selling, general and administrative...      235,720         70,653(L)       2,185(J)        308,558
  Amortization of goodwill and
     identifiable intangibles...........       23,545         24,443         42,224(I)         90,212
  Write down of long-lived assets.......        8,750             --                            8,750
  Plant closing, relocation, merger and
     restructuring costs................       47,201                                          47,201
                                           ----------     ----------       --------       -----------
          Total operating expenses......      315,216         95,096         44,409           454,721
                                           ----------     ----------       --------       -----------
Operating income........................      361,456        321,671        (44,409)          638,718
Other income (expense), net.............       (3,487)       (28,036)                         (31,523)
                                           ----------     ----------       --------       -----------
Income before provision for income
  taxes.................................      357,969        293,635        (44,409)          607,195
Provision for income taxes..............      142,916         96,900        (16,342)(M)       223,474
                                           ----------     ----------       --------       -----------
  Income before extraordinary item......   $  215,053     $  196,735       $(28,067)      $   383,721
                                           ==========     ==========       ========       ===========
Earnings per share -- basic:
  Income before extraordinary item......   $     0.71     $     1.36                      $      0.76
                                           ==========     ==========       ========       ===========
Earnings per share -- diluted:
  Income before extraordinary item......   $     0.67     $     1.34                      $      0.73
                                           ==========     ==========       ========       ===========
Shares used in computing per share
  amounts:
  Basic.................................      304,824        144,240                          500,990(K)
  Diluted...............................      337,350        149,657                          536,886(K)

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS

     On July 16, 2001, Sanmina announced that it had entered into a definitive merger agreement with SCI Systems, Inc. ("SCI"). Under the terms of the agreement, each outstanding share of SCI common stock will be converted into
1.36 shares of Sanmina common stock. In addition, Sanmina will issue options to purchase shares of Sanmina common stock in exchange for each issued and outstanding SCI option, using the ratio of 1.36 shares of Sanmina for each share of SCI.

     The merger will be accounted for as a business combination under the purchase method of accounting. Accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values on the acquisition date. The assumed total purchase price for SCI used in the pro forma combined condensed financial statements is an initial estimate of the purchase price and is subject to change. Additionally, the purchase price allocation is based upon a preliminary valuation which could change when finalized upon closing the acquisition, based upon the facts and circumstances at that time. A change in the purchase price or the allocation of the purchase price would affect the value assigned to the tangible and intangible assets and therefore could have a material effect on actual future results of Sanmina. The amounts and components of the estimated purchase price along with the preliminary allocation of the estimated purchase price are presented below:

PURCHASE PRICE

                                                              (IN THOUSANDS)
Fair value of Sanmina common stock to be issued.............    $4,145,267
Fair value of SCI options to be assumed.....................       223,466
Estimated transaction costs of Sanmina......................        18,500
                                                                ----------
          Total purchase price..............................    $4,387,233
                                                                ==========

     The assumed total purchase price of approximately $4.4 billion consists of approximately 198.6 million shares of Sanmina common stock with an estimated fair value of $4.1 billion, 13.1 million stock options with an estimated fair value, of $223.5 million, and estimated direct transaction costs of Sanmina of approximately $18.5 million. The 198.6 million shares of Sanmina common stock to be issued is based upon 146,018,515 shares of SCI common stock outstanding at July 13, 2001 at the exchange ratio of 1.36. The unaudited pro forma combined condensed financial statements were prepared assuming a market value of Sanmina common stock of $20.87. The fair value of Sanmina common stock was determined as the average closing market price for the five trading days ending July 17, 2001. The fair value of the SCI common stock options to be assumed was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.48%, expected life of four years, expected dividend rate of 0% and volatility of 105%. Estimated direct transaction costs of Sanmina consist primarily of fees for investment bankers, attorneys, and accountants, filing fees, and financial printing.

     The total purchase price is expected to be allocated to tangible assets and liabilities, identifiable intangible assets, goodwill and deferred compensation. A valuation of intangible assets and fixed assets is being conducted and is expected to be completed at or prior to closing. In addition, it is expected that following the merger, the combined company will incur restructuring costs, including employee separations and elimination of duplicate facilities, which cannot be currently estimated. Such costs with respect to SCI operations will be accounted for as additional purchase cost. Such costs with respect to Sanmina operations will be accounted for as restructuring charges in the consolidated statement of operations in accordance with Emerging Issues Task Force Issue Nos. 94-03 and 95-03.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

ALLOCATION OF PURCHASE PRICE

                                                              (IN THOUSANDS)
Net tangible assets acquired................................    $  782,704
Identifiable intangible assets (primarily developed
  technology and customer backlog)..........................       400,000
Deferred compensation related to options....................         6,555
Goodwill....................................................     3,197,974
                                                                ----------
Total purchase price........................................    $4,387,233
                                                                ==========

     The final purchase price allocation will depend upon the actual purchase price and the final valuation of the assets acquired and the liabilities assumed upon the closing of the merger. Consequently, the actual allocation of the purchase price could differ from that presented above.

(1) UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

     The unaudited pro forma combined condensed balance sheets give effect to the merger as if it had occurred on June 30, 2001 and combines Sanmina's June 30, 2001 unaudited condensed consolidated balance sheet with SCI's March 25, 2001 unaudited condensed consolidated balance sheet. Certain SCI amounts have been reclassified to conform to Sanmina's method of presentation.

     The following adjustments have been reflected in the unaudited pro forma combined condensed balance sheet:

          (A) To reclassify SCI's accounts payable and accrued liabilities to conform with Sanmina's presentation and to classify Sanmina's current portion of long-term debt as a separate line item.

          (B) To reclassify SCI's redeemable long-term debt to current liabilities. Due to existing change of control provisions in the related SCI debt agreements, Sanmina is currently determining whether these debt issuances will be refinanced or repaid, or a combination thereof. Sanmina's ultimate plan in connection with the redemption of the debt will be determined at the date of the acquisition based on the facts and circumstances existing at that date.

          (C) To record the purchase of SCI by Sanmina through the issuance of Sanmina common stock and options, and to record estimated transaction costs and deferred compensation associated with the purchase. Deferred compensation represents a portion of the estimated intrinsic value of unvested SCI stock options assumed by Sanmina in the merger agreement to the extent that service is required to vest after the closing date of the merger (see also Note (J)). In accordance with Emerging Issues Task Force Issue No. 99-12, the value of Sanmina common stock to be issued is based on the average closing market price of Sanmina stock during the five trading days ending July 17, 2001.

          (D) To eliminate SCI's historical goodwill and intangible assets.

          (E) To eliminate SCI's historical equity balances including preacquisition retained earnings.

          (F) To record deferred tax liabilities attributable to tax effect of pro forma adjustments and to identifiable intangible assets acquired.

          (G) To eliminate accounts receivable and accounts payable balances between Sanmina and SCI.

(2) UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

     The pro forma combined condensed statements of operations give effect to the merger as if it had occurred on October 3, 1999. Sanmina's unaudited consolidated statement of operations for the nine months ended June 30, 2001, has been combined with SCI's unaudited consolidated statement of income for the nine

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

months ended March 25, 2001. Sanmina's audited statement of operations for the year ended September 30, 2000 has been combined with SCI's audited statement of income for the fiscal year ended June 30, 2000.

     The following adjustments have been reflected in the unaudited pro forma combined condensed statements of operations:

          (H) To eliminate the revenue and cost of sales for transactions between Sanmina and SCI.

          (I) To remove amortization of historical goodwill and other intangible assets previously recorded by SCI and to record the amortization of identifiable intangible assets resulting from the allocation of the SCI purchase price. The pro forma adjustments assume identifiable intangible assets acquired from SCI will be amortized on a straight-line basis over an estimated life of five to eight years. The ultimate lives assigned to identifiable intangible assets acquired from SCI will be determined at the date of acquisition based on the facts and circumstances existing at that date.

          (J) To record the amortization of deferred compensation associated with the intrinsic value of unvested SCI options assumed by Sanmina. Deferred compensation represents a portion of the estimated intrinsic value of unvested SCI stock options assumed by Sanmina in the merger agreement to the extent that service is required after the closing date of the merger in order to vest. In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25. The Interpretation, which was effective as of July 1, 2000, results in compensation charges over the remaining term of the option's vesting period. Sanmina expects to amortize the value assigned to deferred compensation of approximately $6.6 million over an average remaining vesting period of three years.

          (K) To reflect the estimated number of shares to be issued as consideration for the SCI acquisition based on an exchange ratio of SCI stock to Sanmina stock of 1.36.

          (L) The historical consolidated statements of operations of SCI for the year ended June 30, 2001 and the nine months ended March 25, 2001 combine these captions as line items entitled "Costs and Expenses," and for the nine months ended March 25, 2001, "Non-Recurring Special Charges." These costs reflect the reclassification of SCI's "Costs and Expenses" and "Non-Recurring Special Charges" to conform with Sanmina's presentation.

          (M) To record the tax effect of the removal of SCI amortization of historical goodwill, the amortization of identifiable intangibles recorded, and the amortization of the deferred compensation related to SCI assumed options.

                      DESCRIPTION OF SANMINA CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     The following summary of certain provisions of Sanmina common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Sanmina's restated certificate of incorporation and by the provisions of applicable law. All material elements of Sanmina's restated certificate of incorporation are described in this proxy statement/prospectus.

     Common Stock. Sanmina's certificate of incorporation authorizes Sanmina to issue up to 1,000,000,000 shares of common stock, $0.01 par value. As of
[     ], 2001, there were approximately [     ] shares of common stock issued
and outstanding, held by [     ] stockholders of record.

     The holders of Sanmina common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, Sanmina is not paying a dividend. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to Sanmina common stock. All outstanding shares are fully paid and non-assessable.

     Sanmina common stock does not have cumulative voting rights. As a result, the holders of more than 50% of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so, and, in such event, the holders of the remaining shares of common stock will not be able to elect any person or persons to the board of directors. Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action to be taken are signed by the holders of common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. Sanmina's bylaws provide that, upon receipt of written notice from a stockholder wishing stockholder action to be taken by written consent, the board of directors has ten days to set a record date for such action and may set the record date to be up to ten days following the expiration of such period. Sanmina's bylaws also provide that stockholders wishing to nominate directors or present proposals at Sanmina's annual meeting of stockholders must comply with certain notice requirements, including, among other things, timely delivery of written notice thereof not less than forty-five days nor more than seventy-five days prior to the first anniversary of the date on which Sanmina first mailed its proxy materials for the preceding year's annual meeting of stockholders, subject to certain exceptions. These provisions could in certain circumstances have the effect of delaying, deferring, or preventing extraordinary corporate transactions such as a merger, reorganization, sale of substantially all of Sanmina's assets, or liquidation.

     Preferred Stock. Sanmina's certificate of incorporation authorizes Sanmina to issue up to 5,000,000 shares of preferred stock, $0.01 par value. As of
[     ], 2001, there were no shares of preferred stock issued and outstanding.
At present, Sanmina has no plans to issue any shares of preferred stock.

     The board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, qualifications, preferences, privileges, limitations and restrictions of each such series, including the dividend rights, dividend rate or rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders. Thus, any series may, if so determined by Sanmina's board of directors, have disproportionately high voting rights or class voting rights, be convertible into or exchangeable for Sanmina common stock or another security of Sanmina, be redeemable, carry the right to specified participating dividends (which may be fixed or adjustable and which may be cumulative) and have such other relative rights, preferences and limitations as the board of directors shall determine.

Issuance of authorized but unissued shares of Sanmina common stock or preferred stock (including issuance upon conversion of any convertible preferred stock) could cause a dilution of the book value of Sanmina common stock and (in the case of Sanmina common stock and preferred stock with voting rights) would dilute the voting power of the then current stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Sanmina without further action by the stockholders, may discourage bids for Sanmina common stock at a premium over the market price of Sanmina common stock and may adversely affect the market price of Sanmina common stock.

     In connection with Sanmina's preferred stock rights agreement, 1,000,000 shares of preferred stock have been designated series A participating preferred stock. No shares of the series A participating preferred stock have been issued or are issuable until the occurrence of certain triggering events. See
"-- Preferred Stock Purchase Rights."

PREFERRED STOCK PURCHASE RIGHTS

     In May 2001, Sanmina's board of directors adopted a preferred stock rights agreement. Pursuant to the rights agreement, Sanmina declared a dividend of one right for each outstanding share of Sanmina common stock and each share of Sanmina common stock issued thereafter. Initially, each right entitles the holder thereof to purchase from Sanmina one one-thousandth share of Sanmina series A participating preferred stock at an exercise price of $200.00, subject to adjustment for stock splits, stock dividends and similar events. The rights are not exercisable until the occurrence of certain triggering events.

     In the event that a person obtains 15% or more of Sanmina's common stock, each right becomes exercisable for shares of Sanmina common stock (or, in certain circumstances as determined by the Sanmina board of directors, a combination of cash, property, common stock or other securities) having a value of twice the right's purchase price. Alternatively, in the event that, after an acquiring person obtains 15% or more of Sanmina's common stock, Sanmina is involved in a merger or other business combination transaction or a sale of 50% or more of Sanmina's assets or earning power, each right becomes exercisable for shares of common stock of such acquiring company having a value of twice the right's purchase price. The rights are redeemable up to five days following such acquisition, subject to extension by Sanmina's board of directors, at a price of $0.001 per right. The rights plan expires in June 2011 unless Sanmina redeems the rights earlier.

     Pursuant to the rights agreement, Sanmina's board of directors designated 1,000,000 shares of series A participating preferred stock, and reserved those shares for issuance under the rights agreement. Each one one-thousandth of a share of series A participating preferred stock purchasable upon exercise of the rights has rights and preferences substantially equivalent to those of one common share.

     The rights are designed to protect Sanmina stockholders in the event of an unsolicited attempt by an acquirer to take over Sanmina in a manner or on terms not approved by the board of directors. The rights are not intended to prevent a takeover of Sanmina and will not do so. Subject to the restrictions described above, the rights may be redeemed by Sanmina. Accordingly, the rights should not interfere with any merger or business combination approved by Sanmina's board of directors.

CHANGE OF CONTROL PROVISIONS

     Certain provisions of Sanmina's certificate of incorporation and bylaws may have the effect of preventing, discouraging or delaying any change of control of Sanmina. The authorization of undesignated preferred stock makes it possible for the Sanmina board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Sanmina. There are also a substantial number of authorized but unissued shares of Sanmina common stock that could be issued for such purpose. See "COMPARISON OF RIGHTS OF HOLDERS OF SCI COMMON STOCK AND SANMINA COMMON STOCK -- Anti-Takeover Provisions; Restrictions on Certain Business Combinations."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Sanmina's common stock is Wells Fargo Bank Minnesota, National Association. Its address is 161 North Concord Exchange, South St. Paul, Minnesota 55075-0738 and its telephone number is (800) 468-9716.

                            COMPARISON OF RIGHTS OF
              HOLDERS OF SANMINA COMMON STOCK AND SCI COMMON STOCK

GENERAL

     SCI stockholders will automatically become Sanmina stockholders at the effective time. As stockholders of Sanmina, their rights will be determined by Sanmina's certificate of incorporation, Sanmina's bylaws and Delaware law. The following is a summary of the material differences in the rights of holders of Sanmina common stock and SCI common stock. This summary is necessarily general and is not a complete discussion of, and is qualified by, the more detailed provisions of Delaware law, SCI's certificate of incorporation and bylaws, and Sanmina's certificate of incorporation and bylaws.

AUTHORIZED CAPITAL

     Sanmina. Sanmina is authorized to issue 1,000,000,000 shares of common stock, par value of $0.01 per share, and 5,000,000 shares of preferred stock,
par value of $0.01 per share. As of the Sanmina record date, [     ], 2001,
[     ] shares of Sanmina common stock were issued and outstanding and no shares of Sanmina preferred stock were issued or outstanding.

     SCI. SCI is authorized to issue 500,000,000 shares of common stock, par value of $0.10 per share, and 500,000 shares of preferred stock without par
value. As of the SCI record date, [     ], 2001, [     ] shares of SCI common
stock were issued and outstanding and no shares of SCI preferred stock were issued or outstanding.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     Sanmina. Delaware law generally requires that an amendment to a Delaware corporation's certificate of incorporation requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon. Furthermore, under Delaware law, the holders of the outstanding shares of a class are entitled to vote as a class upon any proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the provisions of the corporation's certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or specific rights of the shares of such class so as to adversely affect them. Sanmina's certificate of incorporation does not alter these voting requirements of Delaware law.

     Delaware law permits a corporation's board of directors to amend its bylaws without further approval by the stockholders if so provided in the company's certificate of incorporation. Sanmina's certificate of incorporation provides that the board of directors may amend the bylaws without stockholder consent. Sanmina's bylaws provide that the vote of a majority of the outstanding shares of common stock of Sanmina entitled to vote at an election of directors may also amend the bylaws.

     SCI. Generally, an amendment to SCI's certificate of incorporation requires the affirmative vote of a majority of the outstanding stock entitled to vote. To amend certain provisions of SCI's certificate of incorporation, the affirmative vote of at least 70% of the shares entitled to vote is required, unless the amendment is recommended by not less than two-thirds of the board of directors.

     SCI's certificate of incorporation allows the board of directors to amend the bylaws without stockholder approval.

NOTICE OF MEETINGS OF STOCKHOLDERS

     Sanmina and SCI. The bylaws of Sanmina and SCI each provide that each company must notify its stockholders between 10 and 60 days before any annual or special meeting of the date, time and place of the meeting. In the case of a special meeting, the companies must specify the purpose or purposes of the meeting. In addition, Delaware law requires the notice to include the method of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting.

SPECIAL MEETINGS OF STOCKHOLDERS

     Sanmina. The board of directors, chairman of the board of directors, president or secretary of Sanmina may call a special meeting of the stockholders at any time. In addition, if Sanmina should have no directors in office, then any stockholder or officer of Sanmina may call a special meeting of the stockholders. Written notice of such meeting must be delivered to the president or secretary of Sanmina and no business may be conducted at the special meeting other than specified in such notice.

     SCI. A special meeting of the stockholders of SCI may be called by the affirmative vote of two-thirds of the board of directors, the chairman of the board of directors or by the holders of 70% of the outstanding stock of SCI, stating the specific purpose for the meeting.

STOCKHOLDER PROXIES

     Sanmina. The Sanmina bylaws require stockholder proxies to be filed with the secretary of Sanmina prior to any shareholder meeting, and provide that proxies are not effective after three years unless expressly stated otherwise.

     SCI.  The SCI bylaws do not restrict the use of proxies in any manner.

STOCKHOLDER PROPOSALS; ADVANCE NOTICE OF DIRECTOR NOMINATIONS

     Sanmina. Sanmina's bylaws allow any stockholder to nominate candidates for election to Sanmina's board of directors at the annual meeting, or at special meetings called for electing directors. Sanmina stockholders may also propose business to be brought before an annual stockholder meeting. A stockholder who seeks to nominate a candidate or make a proposal must give timely written notice to the secretary of Sanmina before the stockholder meeting, and must have been a stockholder of record on the date notice of the stockholder meeting was given and entitled to vote at such meeting. Notice by a Sanmina stockholder is timely if it is delivered to the secretary of Sanmina not less than 45 days nor more than 75 days prior to the first anniversary of the date Sanmina mailed its proxy materials for the previous year's annual meeting.

     A stockholder's notice to Sanmina for nominations or other business to be properly brought before the annual meeting must include the name and address of the stockholder and the beneficial owner, if any, as they appear on Sanmina's books and the class and number of shares of Sanmina which are owned by the stockholder. The notice must also state whether such stockholder or beneficial owner intends to deliver a proxy statement or proxies sufficient to elect the nominated director or pass the proposal. A stockholder's notice for proposed business must also include a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed and the beneficial owner, if any, on whose behalf the proposal is made.

     SCI. SCI's bylaws do not provide for specific stockholder notice provisions to nominate candidates for election to SCI's board of directors or to propose business to be brought before an annual or special stockholder meeting.

ELECTION OF DIRECTORS

     Sanmina and SCI. Neither Sanmina's nor SCI's certificate of incorporation provides for cumulative voting of directors. Each SCI stockholder is entitled to one vote for each share of SCI stock he or she holds in the election of directors, and each Sanmina stockholder is entitled to one vote for each share of Sanmina stock he or she holds in the election of directors.

NUMBER OF DIRECTORS

     Sanmina. The number of directors is presently fixed at 7 under Sanmina's bylaws. The number of directors may be changed by an amendment to the bylaws adopted by the board of directors or stockholders. Directors are elected at each annual meeting of stockholders and serve until a successor is elected at the next annual meeting. Sanmina's board of directors will amend Sanmina's bylaws to increase the number of directors from 7 to 10 effective upon the consummation of the merger.

     SCI. SCI's bylaws provide for a number of directors between 3 and 11, with the exact number to be fixed and determined from time to time by resolution of a majority of the board of directors.

REMOVAL OF DIRECTORS

     Sanmina. Sanmina's bylaws provide that any director may be removed, with or without cause, at any time by vote of the holders of a majority of the outstanding shares of common stock entitled to vote at an election of directors, or by written consent of the stockholders as provided in Sanmina's bylaws.

     SCI. SCI's bylaws provide that at any stockholder meeting called expressly for such purpose, any or all directors may be removed from office with or without cause by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors.

BOARD OF DIRECTOR VACANCIES

     Sanmina. Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors in office, even though less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. The Sanmina bylaws provide that vacancies on the board of directors may only be filled by the vote of the majority of directors then in office, including, in the case of any vacancy created by resignation which is to be effective at a future date, those directors who have so resigned. The Sanmina bylaws also provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors that are in office, although less than a quorum, or by a sole remaining director.

     SCI. Neither the bylaws nor the certificate of incorporation of SCI limits or expands upon the Delaware law regarding this issue.

BLANK CHECK PREFERRED STOCK

     Sanmina. Sanmina's certificate of incorporation authorizes its board of directors to issue shares of preferred stock in one or more series and to fix the designations, preferences, powers and rights of the shares to be included in each series. Sanmina certificate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock, of which 1,000,000 shares have been designated series A participating preferred stock in connection with its preferred stock rights agreement.

     SCI. SCI's certificate of incorporation further provides, in the event of a settlement, indemnification shall be provided only in connection with such matters covered by the settlement as to which the corporation is advised by its counsel that the person to be indemnified did not commit a breach of duty to the corporation.

ANTI-TAKEOVER PROVISIONS; RESTRICTIONS ON CERTAIN BUSINESS COMBINATIONS

     Sanmina and SCI.  According to Delaware law, a company will be subject to
Section 203 of the Delaware General Corporation Law, an anti-takeover law, unless it elects to opt out by including an express provision to that effect in its bylaws. Neither Sanmina nor SCI has elected to opt-out of Section 203 and as a result, are subject to its protection. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

     - prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities.

     Both Sanmina and SCI have determined that the contemplated transaction for which this proxy statement is being disseminated is not a business combination within the meaning of Section 203 of the Delaware General Corporation Law.

     SCI. SCI has an additional provision in its certificate of incorporation requiring approval by the holders of at least 70% of the outstanding stock entitled to vote before it is able to engage in a business combination with an interested stockholder. Such a business combination does not require a 70% approval, however, if it is approved by two-thirds of its Continuing Directors (as defined in SCI's certificate of incorporation) and certain fair price requirements are met with respect to the consideration offered in the business combination. SCI has determined that the contemplated transaction for which this proxy statement is being disseminated does not qualify as a business combination under the terms of its certificate incorporation.

STOCKHOLDERS RIGHTS AGREEMENTS

     Sanmina. On May 17, 2001, the Sanmina board adopted a preferred stock rights agreement, under which rights to purchase one one-thousandth share of series A participating preferred stock at an exercise price of $200.00 were distributed to holders of common stock at the rate of one right for each share of common stock held as of the close of business on June 15, 2001. The Sanmina rights agreement is designed to protect Sanmina stockholders in the event of an unsolicited attempt by an acquirer to obtain control over Sanmina without offering a fair price to all of Sanmina's stockholders. The Sanmina rights agreement was not adopted in response to any specific takeover attempt and will not prevent a takeover of Sanmina that is approved by the board of directors.

     SCI. On December 20, 2000 the SCI board adopted a rights agreement, under which rights to purchase one share of common stock at a price of $240.00 per share were distributed to holders of common stock at the rate of one right for each share of common stock held as of the close of business on January 1, 2001. The SCI rights agreement was adopted as part of a continuing program by SCI's board of directors to allow the board of directors to respond in an orderly fashion to any unsolicited activity that may occur which, in the judgment of the board of directors, is inadequate or unfair to SCI's stockholders. The SCI board of directors has amended the rights agreement to make it inapplicable to the merger.

LIMITATION ON DIRECTOR LIABILITY; INDEMNIFICATION

     Sanmina. Sanmina's certificate of incorporation provides that no director shall be personally liable to Sanmina or its stockholders for monetary damages for breach of fiduciary duty as a director, except for:

     - any breach of the director's duty of loyalty to Sanmina or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law;

     - authorizing the payment of a dividend or repurchase of stock; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of liability provided herein shall continue after a director has ceased to occupy such position as to acts or omissions occurring during such director's term or terms of office.

     SCI. SCI's certificate of incorporation provides that it shall indemnify every director and officer, his heirs, executors and administrators, against expenses reasonably incurred in connection with any action, suit or proceeding by reason of being or having been an officer of the corporation, except in relation to matters as to which he shall be finally adjudged in such action suit or proceeding to have been liable thereunder by reason of negligence or misconduct.

     SCI's certificate of incorporation further provides, in the event of a settlement, indemnification shall be provided only in connection with such matters covered by the settlement as to which the corporation is advised by its counsel that the person to be indemnified did not commit a breach of duty to the corporation.

ACTIONS BY WRITTEN CONSENT OF STOCKHOLDERS

     Sanmina. Pursuant to Sanmina's bylaws, stockholders may execute an action, without prior notice and without a vote, by written consent in lieu of a meeting of the stockholders. Such written consent will be effective if signed by stockholders representing the number of voting shares outstanding as would have been required to approve such action at an actual meeting of the stockholders. If, however, the written consent is not unanimous, prompt notice of the action must be provided to non-consenting stockholders. The stockholders seeking to act by written consent must first request that the board of directors set a record date to determine the number of shares required to approve the action.

     SCI. SCI's certificate of incorporation provides that any action required or permitted to be taken at a meeting of the stockholders of the corporation may be taken without a meeting if written consent, setting forth the action to be taken, shall be signed by stockholders holding not less than 70% of SCI's outstanding stock entitled to vote on the matter.

STOCKHOLDER INSPECTION RIGHTS; STOCKHOLDER LISTS

     Sanmina and SCI. Delaware law requires a corporation to prepare at least 10 days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Delaware law requires such list to be open to the examination of any stockholder, for any purpose germane to the meeting for a period of time at least 10 days prior to the meeting.

     Neither the bylaws nor the certificate of incorporation of either Sanmina or SCI limits or expands upon these rights.

DISSENTERS' APPRAISAL RIGHTS

     Sanmina and SCI. Generally, stockholders of a Delaware corporation who dissent from a merger or consolidation of the corporation for which a stockholders' vote is required are entitled to appraisal rights, requiring the surviving corporation to purchase the dissenting shares at fair value. There are, however, generally no statutory rights of appraisal with respect to stockholders of a Delaware corporation whose shares of stock are either: (a) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or (b) held of record by more than 2,000 stockholders where such stockholders receive only shares of stock of the corporation surviving or resulting from the merger or consolidation (or cash in lieu of fractional interests therein).

        OTHER PROPOSALS TO BE CONSIDERED AT THE SANMINA SPECIAL MEETING

          AMENDMENT OF SANMINA'S RESTATED CERTIFICATE OF INCORPORATION
                TO CHANGE SANMINA'S CORPORATE NAME TO [       ]

     Sanmina's board of directors has approved an amendment to Article 1 of Sanmina's Restated Certificate of Incorporation to change the corporate name of
Sanmina Corporation to [       ] effective upon the consummation of the merger.

              VOTE REQUIRED AND BOARD OF DIRECTORS' RECOMMENDATION

     The affirmative vote of the holders of a majority of Sanmina's outstanding shares of common stock entitled to vote will be required to approve this proposal.

     THE BOARD OF DIRECTORS, EXCLUDING JOSEPH M. SCHELL WHO ABSTAINED FROM VOTING DUE TO HIS RELATIONSHIP WITH MERRILL LYNCH, HAS UNANIMOUSLY APPROVED THIS PROPOSAL AND RECOMMENDS THE STOCKHOLDERS VOTE "FOR" THE AMENDMENT OF SANMINA'S RESTATED CERTIFICATE OF INCORPORATION TO CHANGE SANMINA'S CORPORATE NAME TO
[       ] EFFECTIVE UPON THE CONSUMMATION OF THE MERGER.

                                OTHER PROPOSALS

     As a Sanmina stockholder, you are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules established by the Securities and Exchange Commission. If you intend to present a proposal or nominate a director at Sanmina's next annual meeting of stockholders, the proposal or nomination must be received by Sanmina no later
than [          ], 2001 in order that the proposals or nomination be considered for inclusion in the proxy statement and form of proxy relating to that meeting. The deadline for providing timely notice to Sanmina of matters that stockholders otherwise desire to introduce at the annual meeting of stockholders of Sanmina
in 2002 is [               ], 2001.

                                 LEGAL MATTERS

     The validity of the shares of Sanmina common stock offered by this joint proxy statement/prospectus will be passed upon for Sanmina by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Mario M. Rosati, a director of Sanmina, and Christopher D. Mitchell, secretary of Sanmina, are members of Wilson Sonsini Goodrich & Rosati. As of the date of this joint proxy statement/prospectus, investment partnerships composed of individuals associated with Wilson Sonsini Goodrich & Rosati, and attorneys who are members of or are employed by Wilson Sonsini Goodrich & Rosati beneficially own an aggregate of 23,075 shares of Sanmina Common Stock.

     Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia will pass upon certain legal matters for SCI.

                                    EXPERTS

     The consolidated financial statements of Sanmina as of September 30, 2000 and October 2, 1999 and for each of the years in the three year period ended September 30, 2000 which are incorporated by reference in the joint proxy statement/prospectus and the registration statement of which it forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto included in Sanmina's Current Report on Form 8-K filed May 14, 2001 and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of SCI Systems, Inc., as of June 30, 1999 and 2000 and for each of the three years in the period ended June 30, 2000, incorporated by reference in this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon which is included in SCI's Annual Report on Form 10-K for the year ended June 30, 2000. The financial statements audited by Ernst & Young LLP have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                    ANNEX A
                              AMENDED AND RESTATED

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                              SANMINA CORPORATION

                        SUN ACQUISITION SUBSIDIARY, INC.

                                      AND

                               SCI SYSTEMS, INC.

                           DATED AS OF JULY 13, 2001

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
ARTICLE I MERGER.....................................................   A-5
 1.1     The Merger..................................................   A-5
 1.2     Effective Time; Closing.....................................   A-6
 1.3     Effect of the Merger........................................   A-6
 1.4     Certificate of Incorporation; Bylaws........................   A-6
 1.5     Directors and Officers......................................   A-6
 1.6     Effect on Capital Stock.....................................   A-6
 1.7     Surrender of Certificates...................................   A-7
 1.8     No Further Ownership Rights in Company Common Stock.........   A-8
 1.9     Lost, Stolen or Destroyed Certificates......................   A-8
 1.10    Tax Consequences............................................   A-9
 1.11    Taking of Necessary Action; Further Action..................   A-9

ARTICLE II REPRESENTATIONS AND WARRANTIES OF COMPANY.................   A-9
 2.1     Organization and Qualification; Subsidiaries................   A-9
 2.2     Certificates of Incorporation and Bylaws....................  A-10
 2.3     Capitalization..............................................  A-10
 2.4     Authority Relative to this Agreement........................  A-12
 2.5     No Conflict; Required Filings and Consents..................  A-12
 2.6     Compliance; Permits; Restrictions...........................  A-13
 2.7     SEC Filings; Company Financial Statements...................  A-13
 2.8     No Undisclosed Liabilities..................................  A-13
 2.9     Absence of Certain Changes or Events........................  A-14
 2.10    Absence of Litigation.......................................  A-14
 2.11    Environmental Matters.......................................  A-14
 2.12    Employee Matters and Benefit Plans..........................  A-15
 2.13    S-4; Proxy Statements.......................................  A-19
 2.14    Restrictions on Business Activities.........................  A-19
 2.15    Title to Property; Condition of Equipment...................  A-19
 2.16    Taxes.......................................................  A-20
 2.17    Brokers.....................................................  A-21
 2.18    Intellectual Property.......................................  A-21
 2.19    Agreements, Contracts and Commitments.......................  A-22
 2.20    Insurance...................................................  A-22
 2.21    Opinion of Financial Advisor................................  A-22
 2.22    Board Approval..............................................  A-22
 2.23    Vote Required...............................................  A-23
 2.24    No Ownership of Parent Common Stock.........................  A-23
 2.25    State Takeover Statutes.....................................  A-23
 2.26    Product Warranty............................................  A-23
 2.27    Inventory...................................................  A-23
 2.28    Questionable Payments.......................................  A-23

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER
  SUB................................................................  A-24
 3.1     Organization and Qualification; Subsidiaries................  A-24
 3.2     Certificates of Incorporation and Bylaws....................  A-24
 3.3     Capitalization..............................................  A-25
 3.4     Authority Relative to this Agreement........................  A-26
 3.5     No Conflict.................................................  A-26

                                                                       PAGE
                                                                       ----
 3.6     Compliance; Permits; Restrictions...........................  A-27
 3.7     SEC Filings; Financial Statements...........................  A-27
 3.8     No Undisclosed Liabilities..................................  A-28
 3.9     Absence of Certain Changes or Events........................  A-28
 3.10    Absence of Litigation.......................................  A-28
 3.11    Environmental Matters.......................................  A-28
 3.12    Employee Matters and Benefit Plans..........................  A-29
 3.13    S-4; Joint Proxy Statement/Prospectus.......................  A-30
 3.14    Restrictions on Business Activities.........................  A-31
 3.15    Title to Property; Condition of Equipment...................  A-31
 3.16    Taxes.......................................................  A-31
 3.17    Brokers.....................................................  A-33
 3.18    Parent Intellectual Property................................  A-33
 3.19    Agreements, Contracts and Commitments.......................  A-33
 3.20    Insurance...................................................  A-34
 3.21    Opinion of Financial Advisor................................  A-34
 3.22    Board Approval..............................................  A-34
 3.23    Vote Required...............................................  A-34
 3.24    No Ownership of Company Common Stock........................  A-34
 3.25    State Takeover Statutes.....................................  A-34
 3.26    Product Warranty............................................  A-34
 3.27    Inventory...................................................  A-34
 3.28    Questionable Payments.......................................  A-35
 3.29    Interim Operations of Merger Sub............................  A-35

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME.......................  A-35
 4.1     Conduct of Business.........................................  A-35
 4.2     Conduct Affecting the Status of the Reorganization..........  A-37
 4.3     Parent Name.................................................  A-37

ARTICLE V ADDITIONAL AGREEMENTS......................................  A-37
 5.1     Joint Proxy Statement/Prospectus; S-4; Other Filings........  A-37
 5.2     Meetings of Company Stockholders and Parent Stockholders....  A-38
 5.3     Non-Disclosure; Access to Information.......................  A-40

                                                                       PAGE
                                                                       ----
 5.4     No Solicitation.............................................  A-40
 5.5     Public Disclosure...........................................  A-42
 5.6     Reasonable Efforts; Notification............................  A-42
 5.7     Third Party Consents........................................  A-43
 5.8     Stock Options and Company ESPP..............................  A-43
 5.9     Form S-8....................................................  A-44
 5.10    Indemnification.............................................  A-44
 5.11    NASDAQ Listing..............................................  A-44
 5.12    Company Affiliate Restrictions..............................  A-44
 5.13    Regulatory Filings; Reasonable Efforts......................  A-45
 5.14    Company Representatives on Parent Board of Directors........  A-45
 5.15    Rights Agreements...........................................  A-45

ARTICLE VI CONDITIONS TO THE MERGER..................................  A-46
 6.1     Conditions to Obligations of Each Party to Effect the
         Merger......................................................  A-46
 6.2     Additional Conditions to Obligations of Company.............  A-46
 6.3     Additional Conditions to the Obligations of Parent and
         Merger Sub..................................................  A-47

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER........................  A-47
 7.1     Termination.................................................  A-47
 7.2     Notice of Termination; Effect of Termination................  A-49
 7.3     Fees and Expenses...........................................  A-49
 7.4     Amendment...................................................  A-50
 7.5     Extension; Waiver...........................................  A-50

ARTICLE VIII GENERAL PROVISIONS......................................  A-50
 8.1     Non-Survival of Representations and Warranties..............  A-50
 8.2     Notices.....................................................  A-51
 8.3     Interpretation; Knowledge...................................  A-51
 8.4     Counterparts................................................  A-52
 8.5     Entire Agreement; Third Party Beneficiaries.................  A-52
 8.6     Severability................................................  A-52
 8.7     Other Remedies; Specific Performance........................  A-52
 8.8     Governing Law...............................................  A-53
 8.9     Rules of Construction.......................................  A-53
 8.10    Assignment..................................................  A-53

                               INDEX OF EXHIBITS

Exhibit A-1.....................................Form of Company Voting Agreement
Exhibit A-2......................................Form of Parent Voting Agreement

                              AMENDED AND RESTATED
                      AGREEMENT AND PLAN OF REORGANIZATION

     This AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (the "AGREEMENT") is made and entered into as of July 13, 2001, among Sanmina Corporation, a Delaware corporation ("PARENT"), Sun Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB") and SCI Systems, Inc., a Delaware corporation ("COMPANY").

                                    RECITALS

     A. Whereas, the Board of Directors of each of Parent, Merger Sub and Company have determined that it is in the best interests of each corporation and their respective stockholders that the Company and Parent enter into a strategic business combination transaction by means of the merger of Merger Sub with and into the Company (the "MERGER") and, in furtherance thereof, have approved the Merger and declared the Merger advisable;

     B. Whereas, pursuant to the Merger, the outstanding shares of common stock of Company will be converted into shares of common stock of Parent at the rate set forth herein; and

     C. Whereas, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368 (a) of the Internal Revenue Code of 1986, as amended (the "CODE"); and

     D. Whereas, concurrently with the execution of this Agreement, and as an inducement to Parent's and Company's willingness to enter into this Agreement,
(i) certain affiliates of Company are entering into Voting Agreements in substantially the form attached hereto as Exhibit A-1 (the "COMPANY VOTING AGREEMENTS") and (ii) certain affiliates of Parent are entering into Voting Agreements substantially the form attached hereto as Exhibit A-2 (the "PARENT VOTING Agreements").

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                     MERGER

          1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Company (the "MERGER"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation (the "SURVIVING CORPORATION").

          1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger (the "CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL" or "DELAWARE LAW") (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as hereinafter defined). Unless the context otherwise requires, the term "AGREEMENT" as used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "CLOSING") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE").

          1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

          1.4 Certificate of Incorporation; Bylaws. At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Sun, Inc." The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

          1.5 Directors and Officers. The initial directors of the Surviving Corporation immediately following the Effective Time shall be the directors of Merger Sub, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Company immediately prior to the Effective Time, until their respective successors are duly appointed.

          1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities:

             (a) Conversion of Company Common Stock. Each share of Common Stock, $0.10 par value per share, of Company (the "COMPANY COMMON STOCK") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to
        Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Section 1.6(f)) into the right to receive 1.36 (the "EXCHANGE RATIO") validly issued, fully paid and nonassessable shares of Common Stock, $0.01 par value per share, of Parent (the "PARENT COMMON STOCK") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and/or subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

             (b) Cancellation of Parent-Owned and Company-Held Stock. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

             (c) Stock Options; Employee Stock Purchase Plans. At the Effective Time, all options to purchase Company Common Stock then outstanding under Company's 1994 Stock Incentive Plan, 2000 Stock Incentive Plan and Directors Deferred Compensation Plan (collectively, the "COMPANY STOCK OPTION PLANS") shall be assumed by Parent in accordance with Section 5.8 hereof. Rights outstanding under Company's Employee Stock Purchase Plan shall be treated as set forth in Section 5.8.

             (d) Capital Stock of Merger Sub. Each share of Common Stock, $0.001 par value per share, of Merger Sub (the "MERGER SUB COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

             (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

             (f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product obtained by multiplying (i) such fraction, by (ii) the average of the closing price of Parent Common Stock on the Nasdaq National Market ("NASDAQ") for the five trading days immediately preceding the trading day on which the Effective Time occurs.

          1.7 Surrender of Certificates.

             (a) Exchange Agent. Parent shall designate Wells Fargo Shareowner Services, the transfer agent for Parent's Common Stock, to act as the exchange agent (the "EXCHANGE AGENT") in the Merger.

             (b) Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

             (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "CERTIFICATES"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to
        Section 1.7(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and containing such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock that such holder has a right to receive pursuant to Section 1.6(a), payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends or other distributions, to evidence only the right to receive the number of full shares of Parent Common Stock issuable in exchange for such shares of Company Common Stock pursuant to Section 1.6(a) and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

             (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock issuable in exchange therefor until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing the number of whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to
        Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

             (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

             (f) Required Withholding. Each of the Exchange Agent, Parent, and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

             (g) No Liability.  Notwithstanding anything to the contrary in this
        Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

          1.8 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(f) and 1.7(d)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. At the Effective Time: (i) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and cease to exist, and all holders of Certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Company other than the rights expressly provided in this Agreement and (ii) there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this
     Article I.

          1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed

     Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

          1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

          1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Surviving Corporation and Parent, acting for and on behalf of the Company and Merger Sub, shall be fully authorized to take all such lawful and necessary action. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated thereby.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     Company represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in writing in the disclosure letter delivered by Company to Parent on or prior to the date of this Agreement and certified by a duly authorized officer of Company (the "COMPANY DISCLOSURE SCHEDULE"), as follows (it being understood that disclosure in one instance is sufficient for all purposes if the context thereof is reasonably evident and it being understood that disclosure of an item is not to be construed as an admission of any fact):

          2.1 Organization and Qualification; Subsidiaries.

             (a) Each of Company, its domestic subsidiaries and its foreign subsidiaries incorporated under the laws of Canada or Mexico (the "COMPANY DESIGNATED FOREIGN SUBSIDIARIES") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Company has delivered to Parent a complete and correct list of all of Company's direct and indirect subsidiaries as of the date of this Agreement, indicating the jurisdiction of organization of each subsidiary and Company's equity interest therein. Each of Company, its domestic subsidiaries and each of the Company Designated Foreign Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals, variances, exemptions and orders ("APPROVALS") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business and the business of its subsidiaries as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Company. Each of Company, its domestic subsidiaries and each of the Company Designated Foreign Subsidiaries is in compliance with the terms of the Approvals and is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Company. Other than wholly owned subsidiaries, Company does not directly or indirectly own any material equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

             (b) Each of the foreign subsidiaries of Company that are incorporated under the laws of countries other than Canada or Mexico (the "COMPANY OTHER FOREIGN SUBSIDIARIES") is, to the Company's knowledge, a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of the Company Other Foreign Subsidiaries is, to the Company's knowledge, is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business and the business of its subsidiaries as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined in Section 8.3(b)) on Company. Each of the Company Other Foreign Subsidiaries is, to the Company's knowledge, in compliance with the terms of the Approvals and is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Company.

          2.2 Certificates of Incorporation and Bylaws. The Company has previously furnished to Parent a complete and correct copy of the Certificate of Incorporation and Bylaws of Company, as amended to date. Such Certificate of Incorporation, Bylaws and equivalent organizational documents of Company and each of its subsidiaries are in full force and effect. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its respective Certificate of Incorporation or Bylaws or equivalent organizational documents, except for any violation which would not reasonably be expected to have a Material Adverse Effect on Company.

          2.3 Capitalization.

             (a) The authorized capital stock of Company consists of 500,000,000 shares of Company Common Stock, $0.10 par value per share, and 500,000 shares of Preferred Stock, without par value ("COMPANY PREFERRED STOCK"). At the close of business on June 30, 2001:

                (i) 147,024,974 shares of Company Common Stock were issued and outstanding;

                (ii) 884,045 shares of Company Common Stock were held in treasury by Company or by subsidiaries of Company;

                (iii) 9,037,200 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the Company Stock Option Plans;

                (iv) 4,890,234 shares of Company Common Stock were available for future grant under the Company Stock Option Plans;

                (v) 500,000 shares of Company Common Stock were reserved for issuance under the Company's United States and International Employee (Stock Purchase Plans (collectively, the "COMPANY ESPP") in the Purchase Period (as defined in the Company ESPP) ended June 30, 2001;

                (vi) 500,000 shares of Company Common Stock were available for future sale under the Company ESPP;

                (vii) 10,225,858 shares of Company Common Stock were reserved for issuance upon conversion of Company's 3% Convertible Subordinated Notes due 2007 (the "COMPANY CONVERTIBLE NOTES"); and

                (viii) 146,990,574 shares of Company Common Stock reserved for issuance upon exercise of the rights (the "COMPANY RIGHTS") distributed to holders of Company Common Stock pursuant to the Rights Agreement dated December 20, 2000 between Company and Mellon Investor Services LLC, as Rights Agent, the "COMPANY RIGHTS AGREEMENT").

             (b) As of the date hereof, no shares of Company Preferred Stock are issued and outstanding.

             (c) No change in such capitalization has occurred between June 30, 2001 and the date hereof except (x) the issuance of shares of Company Common Stock pursuant to the exercise of outstanding options or warrants or (y) the cancellation of unvested options for Common Stock held by, or the repurchase of unvested shares of Common Stock from, directors, employees, consultants or other service providers of Company pursuant to the terms of their stock option, stock purchase or stock restriction agreements. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Company or any agreement or document to which Company is a party or by which it is bound.

             (d) Except as set forth in Section 2.3 of the Company Disclosure Schedule, as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Company or any of its subsidiaries that obligate Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant or other right, agreement, arrangement or commitment.

             (e) All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable.

             (f) There are no obligations, contingent or otherwise, of Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any subsidiary, except the repurchase of unvested shares of Company Common Stock from directors, employees, consultants or other service providers of Company pursuant to the terms of their stock option, stock purchase or stock restriction agreements, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity.

             (g) All of the outstanding shares of capital stock of each of Company's domestic direct or indirect subsidiaries and Designated Foreign Subsidiaries, and to Company's knowledge, of each of Company's direct or indirect Other Foreign Subsidiaries, are duly authorized, validly issued, fully paid and nonassessable and, except for de minimis numbers of shares of certain foreign subsidiaries required to be held by individuals to satisfy local law requirements (as indicated in the Company Disclosure Schedule), all such shares are owned by Company or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Company's voting rights, charges or other encumbrances of any nature whatsoever.

             (h) The Company Disclosure Schedule lists for each person who held options or warrants to acquire shares of Company Common Stock as of June 30, 2001, the name of the holder of such option or warrant, the exercise price of such option or warrant, the number of shares as to which such option or warrant had vested as of June 30, 2001 for such option or warrant and whether the exercisability of such option or warrant will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration, if any.

             (i) Except as contemplated by this Agreement and the Company Rights Agreement, there are no registration rights and no voting trusts, proxies, shareholder rights plans, anti-takeover plans or other agreements or understandings to which Company is a party or by which it is bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

             (j) The stockholders of Company will not be entitled to dissenters' rights under the DGCL or any other applicable state law in connection with the Merger.

          2.4 Authority Relative to This Agreement. Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the approval of the stockholders of Company of this Agreement and the Merger, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the approval and adoption of this Agreement and the approval of the Merger by holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Company's Certificate of Incorporation and Bylaws (the "COMPANY STOCKHOLDER APPROVAL")). This Agreement has been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal and binding obligation of Company, enforceable against Company in accordance with its terms.

          2.5 No Conflict; Required Filings and Consents.

             (a) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the Certificate of Incorporation, Bylaws or equivalent organizational documents of Company or any of its subsidiaries, (ii) subject to obtaining the Company Stockholder Approval and compliance with the requirements set forth in Section 2.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company's or any such subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties are bound or affected. The Company Disclosure Schedule lists all material consents, waivers and approvals under any of Company's or any of its subsidiaries' material agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

             (b) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "GOVERNMENTAL ENTITY"), except (A) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), state securities laws ("BLUE SKY LAWS"), the pre-merger notification requirements (the "HSR APPROVAL") of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT") and of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of the New York Stock Exchange ("NYSE"), and the filing of the Certificate of Merger as required by the

        DGCL and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent consummation of the Merger or otherwise impair Company's ability to timely perform its obligations under this Agreement.

          2.6 Compliance; Permits; Restrictions. Neither Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. No investigation by any governmental or regulatory body or authority is pending or, to the Company's knowledge, threatened against Company or its subsidiaries, nor has any governmental or regulatory body or authority indicated in writing an intention to conduct the same.

          2.7 SEC Filings; Company Financial Statements.

             (a) Company has made available to Parent a correct and complete copy of each material form, report, schedule, registration statement and definitive proxy statement filed by Company with the Securities and Exchange Commission ("SEC") since July 1, 1999 (the "COMPANY SEC REPORTS"), which are all the material forms, reports and documents required to be filed by Company with the SEC since July 1, 1999. The Company SEC Reports (A) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

             (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports, including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto,
        (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by Form 10-Q or Form 10-K under the Exchange Act) and (iii) fairly presented the consolidated financial position of Company and its subsidiaries as of the respective dates thereof and the consolidated results of Company's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain all footnotes and were or are subject to year-end adjustments. The balance sheet of Company at March 25, 2001 (the "Company Balance Sheet Date") contained in Company SEC Reports is hereinafter referred to as the "COMPANY BALANCE SHEET."

             (c) Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

          2.8 No Undisclosed Liabilities. Neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except (i) liabilities provided for in Company Balance Sheet, (ii) liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practices, which would not

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

     reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company or (iii) banking, accounting, legal and printing fees and expenses associated with the Merger.

          2.9 Absence of Certain Changes or Events. Except as disclosed on the Company Disclosure Schedule, since the Company Balance Sheet Date, there has not been: (i) any Material Adverse Effect on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or issuances of any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock, (iv) any granting by Company or any of its subsidiaries of any material increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Company or any of its subsidiaries of any material bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) entry by Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.18) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Company with the SEC, (vi) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

          2.10 Absence of Litigation. Section 2.10 of the Company Disclosure Schedule lists all material claims, actions, suits or proceedings pending or, to the knowledge of Company, threatened against Company or any of its subsidiaries or any properties or rights of Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign.

          2.11 Environmental Matters. (a) Definitions. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

                (i) "ENVIRONMENTAL LAWS" shall mean all applicable and enforceable laws, directives, guidance, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Entity which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Occupational Safety and Health Act, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, all as amended to date and any jurisdiction relating to Hazardous Materials or Hazardous Materials Activity;

                (ii) "ENVIRONMENTAL PERMITS" shall mean all permits, licenses, registrations, clearances, consents, approvals and other authorizations that are required for the operation of the business of the Company and its subsidiaries under Environmental Laws;

                (iii) "HAZARDOUS MATERIALS" shall mean any material or substance that is prohibited or regulated by any Environmental Law or that has been designated by any Governmental Entity to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment; and

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

                (iv) "Hazardous Materials Activity" shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances.

             (b) The Company and its subsidiaries have obtained all applicable Environmental Permits and are and have been in compliance in all material respects with such Environmental Permits and any conditions placed thereon, except to the extent that the failure to obtain or comply with Environmental Permits could not reasonably be expected to have a Material Adverse Effect on Company.

             (c) The Company and its subsidiaries have not disposed of, released, discharged or emitted any Hazardous Materials into the soil or groundwater at any properties owned or leased at any time by the Company or any of its subsidiaries, or at any other property, or exposed any employee or other individual to any Hazardous Materials or any workplace or environmental condition in such a manner as would result in any material liability or material clean-up obligation of any kind or nature to the Company or any of its subsidiaries.

             (d) No Hazardous Materials are present in, on, or under any properties owned, leased or used at any time by the Company or its subsidiaries so as to give rise to any material liability or material clean-up obligation under any Environmental Laws.

          2.12 Employee Matters and Benefit Plans.

           (a) Definitions. With the exception of the definition of Affiliate set forth in Section 2.12(a)(i) below (such definition shall only apply to this Section 2.12 and Section 3.12), for purposes of this Agreement, the following terms shall have the meanings set forth below:

                (i) "AFFILIATE" shall mean any other person or entity under common control with Company or Parent, as the case may be, within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

                (ii) "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

                (iii) "COMPANY EMPLOYEE PLAN" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including without limitation, each "EMPLOYEE BENEFIT PLAN," within the meaning of
           Section 3(3) of ERISA (as defined below) which is or has been maintained, contributed to, or required to be contributed to, by Company or any Affiliate for the benefit of any Employee (as defined below), or with respect to which Company or any Affiliate has or may have any liability or obligation;

                (iv) "DOL" shall mean the United States Department of Labor;

                (v) "EMPLOYEE" shall mean any current, former, or retired employee, officer, or director of Parent, Company or any Affiliate;

                (vi) "EMPLOYEE AGREEMENT" shall refer to each management, employment, severance, consulting or similar agreement between Company or any Affiliate and any Employee of Company;

                (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

                (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

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

                (ix) "INTERNATIONAL EMPLOYEE PLAN" shall mean each Company Employee Plan or Parent Employee Plan(as such term is defined in Section 3.12), as the case may be, that has been adopted or maintained by Parent, Company or any Affiliate, or with respect to which Parent, Company or any Affiliate will have any liability, for the benefit of Employees who perform services outside the United States;

                (x) "IRS" shall mean the United States Internal Revenue Service;

                (xi) "MULTIEMPLOYER PLAN" shall mean any "PENSION PLAN" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA; and

                (xii) "PENSION PLAN" shall refer to each Company Employee Plan or Parent Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

             (b) The Company Disclosure Schedule contains an accurate and complete list of each Company Employee Plan, International Employee Plan and each Employee Agreement. Company does not have any plan or commitment to establish any new Company Employee Plan, International Employee Plan or Employee Agreement, to modify any Company Employee Plan, International Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan, International Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement or as required to maintain tax qualification), or to adopt or enter into any Company Employee Plan, International Employee Plan or Employee Agreement nor does it have any intention or commitment to do any of the foregoing.

             (c) Documents. Company has provided to Parent correct and complete copies of: (i) all material documents embodying each Company Employee Plan, International Employee Plan and each Employee Agreement including, without limitation, all amendments thereto and all related trust documents; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the two (2) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the most recent summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters; (vii) all agreements and contracts relating to each Company Employee Plan, International Employee Plan and Employee Agreement, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts, if any; (viii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Company; (ix) all material correspondence to or from any governmental agency relating to any Company Employee Plan; (x) all material COBRA forms and related notices (or such forms and notices as required under comparable law); (xi) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (xii) discrimination tests for each Company Employee Plan for the three (3) most recent plan years; and (xiii) all registration statements, annual reports (Form 10-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan.

             (d) Employee Plan Compliance. (i) The Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party with respect to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code;
        (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification and/or advisory letter, as applicable, from the IRS with respect to each such Company Employee Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has a remaining period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Company Employee Plan; (iii) no "prohibited transaction" within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) except as disclosed on the Company Disclosure Schedule each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time, without material liability to Company, Parent or any of its Affiliates (other than ordinary administration expenses); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vii) neither Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under
        Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

             (e) Pension Plans. Except as disclosed on the Company Disclosure Schedule, neither Company nor any Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan, which is subject to Title IV of ERISA or Section 412 of the Code.

             (f) Collectively Bargained, Multiemployer and Multiple Employer Plans. Neither Company nor any Affiliate contributes to or is obligated to contribute to any Multiemployer Plan. Neither Company nor any Affiliate has established or maintains, sponsors, participates in or contributes to any multiple employer plans, or to any plan described in
        Section 413 of the Code.

             (g) No Post-Employment Obligations. Except as set forth on the Company Disclosure Schedule, no Company Employee Plan provides, or reflects or represents any liability to provide retiree health to any person for any reason, except as may be required by COBRA or other applicable statute, and Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree health, except to the extent required by statute.

             (h) Health Care Compliance. Neither Company nor any Affiliate has, prior to the Effective Time, in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women's Health and Cancer Rights Act of 1998, the requirements of the Newborns' and Mothers' Health Protection Act of 1996 or any amendment to each such act or any similar provisions of state law applicable to its Employees.

             (i) Effect of Transaction.

                (i) The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

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                (ii) No payment, compensation or benefit which will or may be made by Parent, Company or their respective Affiliates with respect to any Employee or any other "disqualified individual" in connection with the consummation of the transaction contemplated hereby will be characterized as a "parachute payment," within the meaning of Section 280G(b)(2) of the Code as a result of the Merger or the other transactions contemplated by this Agreement.

             (j) Employment Matters. The Company Disclosure Schedule lists all current officers and directors of Company. The Company, each of its domestic subsidiaries, each Company Designated Foreign Subsidiary and, to the Company's knowledge, each Company Other Foreign Subsidiary (i) is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees (including any immigration laws with respect to the same); (ii) has withheld and reported all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending or threatened in writing claims or actions against Company under any workers compensation policy or long-term disability policy. Each person who is acting or has acted as a consultant to Company is acting or has acted as an "independent contractor" and could not, based on the facts and circumstances of his or her consultancy, reasonably be deemed to be or have been "employed" with Company. The Company Disclosure Schedule also sets forth all outstanding offers of employment by the Company, whether written or oral, made to any prospective executive or managerial-level employee, which offer has not been rejected by the offeree.

             (k) Labor. Except as set forth in the Company Disclosure Schedule, no work stoppage or labor strike against Company is pending, threatened or reasonably anticipated. Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Company, threatened relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, except for such action, suits, claims, labor disputes or grievances which, if adversely determined, would not, individually or in the aggregate, result in any Material Adverse Effect on Company. Company and its subsidiaries have not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Company.

             (l) International Employee Plan. Each International Employee Plan of the Company or of one of the Company's foreign subsidiaries has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan, and no such International Employee Plan has any material unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued.

             (m) No Interference or Conflict. To the knowledge of Company, no stockholder, officer, employee or consultant of Company is obligated under any contract or agreement subject to any judgement, decree or order of any court or administrative agency that would interfere with such person's efforts to promote the interests of Company or that would interfere with Company's business, except for any interference that would not give rise to a Material Adverse Effect on the Company.

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          2.13 S-4; Proxy Statements.  None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Joint Proxy Statement/ Prospectus (the "JOINT
     PROXY STATEMENT/PROSPECTUS") to be filed with the SEC by Company and Parent pursuant to Section 5.1 hereof will, at the dates mailed to the stockholders of Company, at the times of the stockholder meeting of Company (the "COMPANY STOCKHOLDERS' MEETING") and the stockholders of the Parent (the "PARENT STOCKHOLDERS' MEETING") in connection with the transactions contemplated hereby and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, Exchange Act and the rules and regulations promulgated by the SEC thereunder. If at any time prior to the Effective Time any event relating to Company or any of its affiliates, officers or directors should be discovered by Company which in the opinion of Company's counsel is required to be set forth in an amendment to the S-4 or a supplement to the Joint Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding any statement by the Parent and Merger Sub in this Agreement, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub, which is contained in any of the foregoing documents.

          2.14 Restrictions on Business Activities. There is no material judgment, injunction, order or decree binding upon Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries as currently conducted.

          2.15 Title to Property; Condition of Equipment.

             (a) Company has good and marketable fee simple title to all real property owned by the Company ("OWNED REAL PROPERTY"). There are no parties in possession of any portion of the Owned Real Property as lessees, sublessees, assignees, tenants at sufferance or trespassers and there are no leases, subleases, assignments, or operating agreements applicable to or affecting the Owned Real Property.

             (b) All leases or other occupancy agreements for the material real property leased or otherwise occupied by the Company ("LEASED REAL PROPERTY") afford Company peaceful and undisturbed possession of the Leased Real Property. All leases for the Leased Real Property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases or other occupancy agreements, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default).

             (c) All of the improvements to the Owned Real Property and all of the plants and structures of Company and its subsidiaries, except such as may be under construction, are in good operating condition and repair, in all material respects, ordinary wear and tear excepted. To its knowledge, Company is not in violation of any zoning, building, safety or environmental ordinance, regulation or requirement or other law or regulation applicable to the operation of the Owned Real Property or the Leased Real Property except where such violation would not give rise to a Material Adverse Effect, and Company has not received any notice of such violation. Company has good and marketable title to all of its assets (including real property) used in its business or as shown on the Company Balance Sheet, free and clear of all mortgages, liens, charges, encumbrances or restrictions (other than for Permitted Liens, as defined below), other than such assets as were sold in the ordinary course of Company's business since the Company Balance Sheet Date or which are subject to capitalized

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        leases. "PERMITTED LIENS" means any lien, mortgage, encumbrance or restriction which is (i) set forth on Schedule 2.15 of the Company Disclosure Schedule or the Parent Disclosure Schedule or (ii) reflected in the Company financial statements and is not in excess of $1,000,000 and which does not materially detract from the value or materially interfere with the use, as currently utilized, of the properties subject thereto or affected thereby or otherwise materially impair the business operations being conducted thereon.

             (d) The material machinery and equipment (the "EQUIPMENT") owned or leased by Company is (i) suitable for the uses to which it is currently employed; (ii) in good operating condition (except for ordinary wear and tear); and (iii) regularly and properly maintained in all material respects.

          2.16 Taxes.

             (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

             (b) Tax Returns and Audits

                (i) Company and each of its subsidiaries (to the extent any such subsidiaries are required to file tax returns on a basis other than as part of a consolidated group with Company) have timely filed (taking into account applicable extensions) all material federal and state, local and foreign returns, estimates, information statements and reports ("RETURNS") relating to Taxes required to be filed by Company and each of such subsidiaries with any Tax authority and such Returns, when filed, were true and correct in all material respects.

                (ii) There is no material Tax deficiency outstanding which has been proposed or assessed in writing against Company or any of its subsidiaries.

                (iii) To the Company's knowledge, no audit or other examination of any Return of Company or any of its subsidiaries by any Tax authority is presently in progress. Neither Company nor any of its subsidiaries has been notified of any request for such an audit or other examination, except for any audit or other examination that would not be expected to have a Material Adverse Effect on Company.

                (iv) No adjustment relating to any Returns filed by Company or any of its subsidiaries has been proposed in writing by any Tax authority to Company or any of its subsidiaries or any representative thereof, except for any adjustment that would not be expected to have a Material Adverse Effect on Company.

                (v) Neither Company nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to Company, other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of Company and its subsidiaries in the ordinary course of business.

                (vi) There is no contract, agreement, plan or arrangement to which Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code as a result of the Merger and the other transactions contemplated hereby.
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                (vii) Neither Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
           Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Company.

                (viii) Neither Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement with an unaffiliated third party.

                (ix) Company and its subsidiaries have not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

                (x) None of Company's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

                (xi) The Company Disclosure Schedule lists (A) any material foreign Tax holidays, (B) any material intercompany transfer pricing agreements, or other arrangements that have been established by Company or any of its subsidiaries with any Tax authority and (C) any material expatriate programs or policies affecting Company or any of its subsidiaries.

                (xii) Neither the Company nor any of its subsidiaries was either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under section 355 of the Code that (x) occurred within two years before the date of this Agreement or (y) could otherwise constitute part of "plan or series of transactions" (within the meaning of section 355(e) of the Code) that includes the Merger.

                (xiii) None of the Company and its subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any material liability for the Taxes of any person (other than the Company and its subsidiaries) under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

                (xiv) the Company is not, and has not been at any time, a "United States real property holding corporation" within the meaning of Section 897(c) of the Code.

          2.17 Brokers. Except for fees payable to Goldman, Sachs & Co. (the "Company Financial Advisor"), pursuant to an engagement letter dated May 1, 2001, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company.

          2.18 Intellectual Property. The Company owns, or is validly licensed or otherwise has the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (collectively, "INTELLECTUAL PROPERTY RIGHTS") which are material to the conduct of the business of the Company and its subsidiaries taken as a whole. Except as set forth on the Company Disclosure Schedule, no claims are pending or, to the knowledge of the Company, threatened in writing that the Company or any of its subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right except for claims which, if determined adversely to the Company, would not have a Material Adverse Effect on the Company. To the knowledge of the Company, no person is infringing the rights of the Company or any of its subsidiaries with respect to any Intellectual Property Right except where such infringement has not had, and could not reasonably be expected to have, a Material Adverse Effect on the Company. Neither the Company nor any of its subsidiaries has licensed, or otherwise granted, to any third party, any rights in or to any Intellectual

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     Property Rights which are material to the conduct of the business of the
     Company and its subsidiaries taken as a whole.

          2.19 Agreements, Contracts and Commitments. Except as set forth on the Company Disclosure Schedule, neither Company nor any of its subsidiaries is a party to or is bound by:

             (a) any employment or consulting agreement, contract or commitment with any executive officer, director or member of Company's Board of Directors, other than those that are terminable by Company or any of its subsidiaries on no more than thirty days notice and which do so with no express (whether by contract or by policy) liability or financial obligation to Company;

             (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan (except for those described in Section 2.3 of the Company Disclosure Schedule), any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

             (c) any agreement of indemnification or any guaranty currently in force other than any agreement of indemnification entered into in connection with the sale or license or distribution or marketing of products or services in the ordinary course of business;

             (d) any agreement, contract or commitment containing any covenant limiting in any material respect the right of Company or any of its subsidiaries to engage in any line of business;

             (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

     Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Disclosure Schedule pursuant to this Section 2.19 (any such agreement, contract or commitment, a "COMPANY CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

          2.20 Insurance. Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and its subsidiaries (collectively, the "INSURANCE POLICIES") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Company and its subsidiaries. There is no material claim by Company or any of its subsidiaries pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds other than customary reservation of rights notices issued by such insurers.

          2.21 Opinion of Financial Advisor. Company has received a written opinion from the Company Financial Advisor to the effect that as of the date hereof, the Exchange Ratio is fair to the stockholders of Company from a financial point of view.

          2.22 Board Approval. The Board of Directors of Company has, as of the date of this Agreement, (i) approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the stockholders of Company and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Company approve this Agreement and the Merger.

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

          2.23 Vote Required. The affirmative vote of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

          2.24 No Ownership of Parent Common Stock. As of the date hereof, Company does not own, beneficially or of record, any shares of Parent Common Stock other than ownership, if any, held by Company Employee Plan or Pension Plan.

          2.25 State Takeover Statutes. The Board of Directors of Company has approved the Merger, this Agreement and the Company Voting Agreement, and has taken such additional action, if any, as may be necessary to render inapplicable to the Merger, this Agreement and the Company Voting Agreement and the transactions contemplated hereby and thereby, any applicable state takeover statute or similar law or regulation including "control share," "fair price," "business combination" or other anti-takeover laws and regulations of any state including Section 203 of the DGCL.

          2.26 Product Warranty. Since January 1, 1999, each product manufactured, sold, leased or delivered by Company has complied in all material respects with all applicable standard contractual commitments and all express and implied warranties, and there is no present action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand pending for any replacement or repair thereof or other damages in connection therewith which if determined adversely to the Company would have a Material Adverse Effect. No product manufactured, sold, leased or delivered by Company is subject to any warranty or other indemnity beyond the applicable standard terms and conditions of sale or lease.

          2.27 Inventory. Except as set forth on the Company Disclosure Schedule, the parts and materials in the inventory of Company, the value of which is reflected in the Company Balance Sheet, and thereafter acquired by Company (the "INVENTORY") was acquired and maintained through an acquisition transaction or in the ordinary course of business of Company and except for those parts or materials for which a reserve is reflected on the Company Balance Sheet, is of such quality as to be usable or salable in the ordinary course of Company's business. Since the date of the Company Balance Sheet, Company has continued to replenish inventories in the ordinary course of business consistent with past practices. All items included in the Inventory are owned by Company, free and clear of all liens and encumbrances (except Permitted Liens), except for inventory sold by Company in the ordinary course of business subsequent to the date of the Company Balance Sheet. Company is not under any liability or obligation with respect to the return of Inventory in the possession of any customer other than return of Inventory used in noncompliant products.

          2.28 Questionable Payments. The Company has not nor has, to its knowledge, any director, officer or other employee of the Company: (i) made any payments or provided services or other favors in the United States or any foreign country in order to obtain preferential treatment or consideration by any Government Entity with respect to any aspect of the Company's business; or (ii) made any political contributions that would not be lawful under the laws of the United States (including the Foreign Corrupt Practices Act) or the foreign country in which such payments were made.

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                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant to Company, subject to such exceptions as are specifically disclosed in writing in the disclosure letter delivered by Parent and Merger Sub to Company on or prior to the date of this Agreement and certified by a duly authorized officer of Parent and Merger Sub (the "PARENT DISCLOSURE SCHEDULE"), as follows (it being understood that disclosure in one instance is sufficient for all purposes if the context thereof is reasonably evident and it being understood that disclosure of an item is not to be construed as an admission of any fact):

          3.1 Organization and Qualification; Subsidiaries.

             (a) Each of Parent, its domestic subsidiaries and its foreign subsidiaries incorporated under the laws of Canada or Sweden (the "PARENT DESIGNATED FOREIGN SUBSIDIARIES") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Parent has delivered to Company a complete and correct list of all of Parent's direct and indirect subsidiaries as of the date of this Agreement, indicating the jurisdiction of organization of each subsidiary and Parent's equity interest therein. Each of Parent, its domestic subsidiaries and each of the Parent Designated Foreign Subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business and the business of its subsidiaries as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent, its domestic subsidiaries and each of the Parent Designated Foreign Subsidiaries is in compliance with the terms of the Approvals and is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. Other than wholly owned subsidiaries, Parent does not directly or indirectly own any material equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

             (b) Each of the foreign subsidiaries of Parent that are incorporated under the laws of countries other than Canada or Sweden (the "PARENT OTHER FOREIGN SUBSIDIARIES") is, to the Parent's knowledge, a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of the Parent Other Foreign Subsidiaries is, to the Parent's knowledge, is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business and the business of its subsidiaries as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of the Parent Other Foreign Subsidiaries is, to the Parent's knowledge, in compliance with the terms of the Approvals and is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

          3.2 Certificates of Incorporation and Bylaws. Parent has previously furnished to Company a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date, and Merger Sub has previously furnished to Company a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date. Such Certificate of Incorporation or Certificate of Incorporation, as the case may be, and Bylaws are in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of their Certificate of Incorporation or Certificate of Incorporation, as the case may be, or Bylaws or equivalent organizational documents, except for any violation which would not reasonably be expected to have a Material Adverse Effect on the Company.

          3.3 Capitalization.

             (a) The authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share ("PARENT PREFERRED STOCK"), of which 1,000,000 shares have been designated Series A Preferred Stock in connection with the Rights Agreement (as defined in Section 3.3(h) below). At the close of business on June 30, 2001:

                (i) 320,528,259 shares of Parent Common Stock were issued and outstanding;

                (ii) no shares of Parent Common Stock were held in treasury by Parent or by subsidiaries of Parent;

                (iii) 32,118,590 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Parent Common Stock under the Parent's 1990 Stock Option Plan, 1999 Stock Option Plan, 1995 Director Stock Option Plan and 1996 Supplemental Stock Option Plan (collectively, the "PARENT OPTION PLANS");

                (iv) 24,386,228 shares of Parent Common Stock were available for future grant under the Parent Option Plans;

                (v) 1,674,092 shares of Parent Common Stock were reserved for issuance under the Parent's 1993 Employee Stock Purchase Plan (the "PARENT ESPP"); and

                (vi) 15,789,236 shares of Parent Common Stock were reserved for issuance upon conversion of Parent's 4.25% Convertible Subordinated Notes due 2004 and 10,761,116 shares of Parent Common Stock were reserved for issuance upon conversion of Parent's 4% Zero Coupon Notes due 2020 (collectively, the "PARENT CONVERTIBLE NOTES");

                (vii) 382,076 shares of Parent Common Stock were reserved for issuance upon conversion of certain convertible subordinated notes issued by predecessor companies acquired by Parent; and

                (viii) 1,000,000 shares have been designated Series A Participating Preferred Stock and reserved for issuance upon exercise of the rights (the "PARENT RIGHTS") distributed to holders of Parent Common Stock pursuant to a Preferred Stock Rights Agreement dated May 17, 2001 between Parent and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the "PARENT RIGHTS AGREEMENT").

             (b) As of the date hereof, no shares of Parent Preferred Stock are issued and outstanding.

             (c) No change in such capitalization has occurred between June 30, 2001 and the date hereof except (x) the issuance of shares of Parent Common Stock pursuant to the exercise of outstanding options or (y) the cancellation of unvested options for Common Stock held by, or the repurchase of unvested shares of Common Stock from, directors, employees, consultants or other service providers of Parent pursuant to the terms of their stock option, stock purchase or stock restriction agreements. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound.

             (d) Except as set forth in this Section 3.3 or in Section 3.3(d) of the Patent Disclosure Schedule, as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital

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

        stock of Parent or any of its subsidiaries that obligate Parent or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant or other right, agreement, arrangement or commitment.

             (e) All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable.

             (f) There are no obligations, contingent or otherwise, of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock of any subsidiary, except to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity.

             (g) All of the outstanding shares of capital stock of each of Parent's domestic direct or indirect subsidiaries and Designated Parent Foreign Subsidiaries, and to Parent's knowledge, of each of Parent's direct or indirect Other Parent Foreign Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and, except for de minimis numbers of shares of certain foreign subsidiaries required to be held by individuals to satisfy local law requirements (as indicated in the Parent Disclosure Schedule) all such shares are owned by Parent or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

             (h) Except as contemplated by this Agreement, the Parent Rights Agreement and Section 3.3 of the Parent Disclosure Schedule, there are no registration rights and, to the knowledge of Parent, there are no voting trusts, proxies, rights plans, anti-takeover plans or other agreements or understandings to which Parent is a party or by which it is bound with respect to any equity security of any class of Parent or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

             (i) The Parent Common Stock to be issued pursuant to the Merger has been duly authorized and will, when issued in accordance with this Agreement be validly issued, fully paid, and nonassessable and will not be subject to any restrictions on resale under the Securities Act, other than restrictions imposed by Rule 145 under the Securities Act.

          3.4 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, or to consummate the transactions so contemplated, subject only to (i) the approval of the issuance of the parent Common Stock in connection with the Merger by the stockholders of the Parent (the "PARENT STOCKHOLDERS' APPROVAL") and (ii) the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitute legal and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms.

          3.5 No Conflict.

             (a) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (i) conflict with or violate the Certificate of Incorporation, Bylaws or equivalent organizational documents of Parent or any of its subsidiaries, (ii) subject to obtaining the Parent Stockholder Approval and compliance with the requirements set forth in Section 3.5(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree
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        applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any such subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected.

             (b) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (A) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act and of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of Nasdaq, and the filing of the Certificate of Merger as required by the DGCL and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent consummation of the Merger or otherwise impair Parent's ability to timely perform its obligations under this Agreement.

          3.6 Compliance; Permits; Restrictions. Neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. To the knowledge of Parent, no investigation by any governmental or regulatory body or authority is pending or threatened against Parent or its subsidiaries, nor has any governmental or regulatory body or authority indicated in writing an intention to conduct the same.

          3.7 SEC Filings; Financial Statements.

             (a) Parent has made available to Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after October 1, 1999 (the "PARENT SEC REPORTS"), which are all the forms, reports and documents required to be filed by Parent with the SEC since October 1, 1999 and prior to the date of this Agreement. The Parent SEC Reports (A) complied as to Form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any reports or other documents with the SEC.

             (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii)was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as may be permitted by Form 10-Q or Form 10-K of the Exchange
        Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes

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        and were or are subject to normal and recurring year-end adjustments.
        For purposes of this Agreement, the Parent balance sheet as of March 31, 2001 (the "Parent Balance Sheet Date") as set forth in the Parent's Form 10-Q for the quarter ended March 31, 2001 shall be referred to as the "PARENT BALANCE SHEET."

             (c) Parent has previously furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

          3.8 No Undisclosed Liabilities. Neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except (i) liabilities provided for in Parent Balance Sheet or the notes thereto, (ii) liabilities incurred since the Parent Balance Sheet Date in the ordinary course of business consistent with past practices, which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or
     (iii) banking, accounting, legal and printing fees and expenses associated with the Merger.

          3.9 Absence of Certain Changes or Events. Since the Parent Balance Sheet Date, there has not been: (i) any Material Adverse Effect on Parent,
     (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements,
     (iii) any split, combination or reclassification of any of Parent's or any of its subsidiaries' capital stock, (iv) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (v) any revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Parent other than in the ordinary course of business.

          3.10 Absence of Litigation. Section 3.10 of the Parent Disclosure Schedule lists all material claims, actions, suits or proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or any properties or rights of Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign.

          3.11 Environmental Matters. (i) The Parent and its subsidiaries have obtained all applicable Environmental Permits and are and have been in compliance in all material respects with such Environmental Permits and any conditions placed thereon except to the extent that the failure to obtain or comply with Environmental Permits could not reasonably be expected to have a Material Adverse Effect on Parent.

             (b) The Parent and its subsidiaries have not disposed of, released, discharged or emitted any Hazardous Materials into the soil or groundwater at any properties owned or leased at any time by the Parent or any of its subsidiaries, or at any other property, or exposed any employee or other individual to any Hazardous Materials or any workplace or environmental condition in such a manner as would result in any material liability or material clean-up obligation of any kind or nature to the Parent or any of its subsidiaries.

             (c) No Hazardous Materials are present in, on, or under any properties owned, leased or used at any time by the Parent or its subsidiaries so as to give rise to any material liability or material clean-up obligation under any Environmental Laws.

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          3.12 Employee Matters and Benefit Plans.

             (a) Definitions. The following terms shall have the meanings set forth below:

                (i) "PARENT EMPLOYEE PLAN" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of
           Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Parent or any Affiliate for the benefit of any Employee of Parent, or with respect to which Parent or any Affiliate has or may have any liability or obligation;

                (ii) "PARENT EMPLOYEE AGREEMENT" shall refer to each management, employment, severance or consulting or similar agreement between Parent or any Affiliate and any Employee of Parent;

             (b) Employee Plan Compliance. (i) The Parent has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party with respect to each Parent Employee Plan, and each Parent Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Parent Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification and/or advisory letter, as applicable, from the IRS with respect to each such Parent Employee Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has a remaining period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Parent Employee Plan; (iii) no "prohibited transaction" within the meaning of
        Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Parent Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Parent, threatened or anticipated (other than routine claims for benefits) against any Parent Employee Plan or against the assets of any Parent Employee Plan; (v) there are no audits, inquiries or proceedings pending or, to the knowledge of Parent or any Affiliates, threatened by the IRS or DOL with respect to any Parent Employee Plan; and (vi) neither Parent nor any Affiliate is subject to any penalty or tax with respect to any Parent Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

             (c) Pension Plans. Neither Parent nor any Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan, which is subject to Title IV of ERISA or Section 412 of the Code.

             (d) Collectively Bargained, Multiemployer and Multiple Employer Plans. Neither Parent nor any Affiliate contributes to or is obligated to contribute to any Multiemployer Plan. Neither Parent nor any Affiliate has established or maintains, sponsors, participates in or contributes to any multiple employer plans, or to any plan described in
        Section 413 of the Code.

             (e) Health Care Compliance. Neither Parent nor any Affiliate has, prior to the Effective Time, in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women's Health and Cancer Rights Act of 1998, the requirements of the Newborns' and Mothers' Health Protection Act of 1996 or any amendment to each such act or any similar provisions of state law applicable to its Employees.

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

             (f) Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Parent Employee Plan, Parent Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee of Parent.

             (g) Employment Matters. The Parent Disclosure Schedule lists all current officers and directors of Parent. Parent, each of its domestic subsidiaries, each Designated Parent Foreign Subsidiary and, to Parent's knowledge, each Other Parent Foreign Subsidiary (i) is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to its Employees (including any immigration laws with respect to the same); (ii) has withheld and reported all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to its Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for its Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending or threatened in writing claims or actions against Parent under any workers compensation policy or long-term disability policy. The Parent Disclosure Schedule also sets forth all outstanding offers of employment by Parent, whether written or oral, made to any prospective executive officer of Parent, which offer has not been rejected by the offeree.

             (h) Labor. No work stoppage or labor strike against Parent is pending, threatened or reasonably anticipated. Parent does not know of any activities or proceedings of any labor union to organize any of its Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Parent, threatened relating to any labor, safety or discrimination matters involving any of its Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, except for such action, suits, claims, labor disputes or grievances which, if adversely determined, would not, individually or in the aggregate, result in any Material Adverse Effect on Parent. Parent and its subsidiaries have not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Parent is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to its Employees and no collective bargaining agreement is being negotiated by Parent.

             (i) International Employee Plan. Each International Employee Plan of the Parent or of one of Parent's foreign subsidiaries has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan, and no such International Employee Plan has any material unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued.

             (j) No Interference Or Conflict. To the knowledge of Parent, no stockholder, officer, employee or consultant of Parent is obligated under any contract or agreement subject to any judgement, decree or order of any court or administrative agency that would interfere with such person's efforts to promote the interests of Parent or that would interfere with Parent's business, except for any interference that would not give rise to a Material Adverse Effect on Parent.

          3.13 S-4; Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the S-4 will not, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;

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

     and (ii) the Joint Proxy Statement/Prospectus will, at the dates mailed to the stockholders of Parent, at the time of the Parent Stockholders' Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. If at any time prior to the Effective Time any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which in the opinion of Parent's counsel is required to be set forth in an amendment to the S-4 or a supplement to the Joint Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding any statement by the Parent and Merger Sub in this Agreement, Parent makes no representation or warranty with respect to any information supplied by Company that is contained in any of the foregoing documents.

          3.14 Restrictions on Business Activities. There is no material judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of property by Parent or any of its subsidiaries or the conduct of business by Parent or any of its subsidiaries as currently conducted.

          3.15 Title to Property; Condition of Equipment.

             (a) Parent has good and marketable fee simple title to all real property owned by the Parent ("PARENT OWNED REAL PROPERTY"). There are no parties in possession of any portion of the Parent Owned Real Property as lessees, sublessees, assignees, tenants at sufferance or trespassers and there are no leases, subleases, assignments, or operating agreements applicable to or affecting the Parent Owned Real Property.

             (b) All leases or other occupancy agreements for the material real property leased or otherwise occupied by Parent ("PARENT LEASED REAL PROPERTY") afford Parent peaceful and undisturbed possession of the Parent Leased Real Property. All leases for the Parent Leased Real Property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases or other occupancy agreements, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default).

             (c) All of the improvements to the Parent Owned Real Property and all of the plants and structures of Parent and its subsidiaries, except such as may be under construction, are in good operating condition and repair, in all material respects, ordinary wear and tear excepted. To its knowledge, Parent is not in violation of any zoning, building, safety or environmental ordinance, regulation or requirement or other law or regulation applicable to the operation of the Parent Owned Real Property or the Parent Leased Real Property except where such violation would not give rise to a Material Adverse Effect, and Parent has not received any notice of such violation. Parent has good and marketable title to all of its assets (including real property) used in its business or as shown on the Parent Balance Sheet, free and clear of all mortgages, liens, charges, encumbrances or restrictions (other than for Permitted Liens, as defined below), other than such assets as were sold in the ordinary course of Parent's business since the Parent Balance Sheet Date or which are subject to capitalized leases.

             (d) The Equipment owned or leased by Parent is (i) suitable for the uses to which it is currently employed; (ii) in good operating condition (except for ordinary wear and tear); and (iii) regularly and properly maintained in all material respects.

          3.16 Taxes.

                (a) Tax Returns and Audits.

                (i) Parent and each of its subsidiaries (to the extent any such subsidiaries are required to file tax returns on a basis other than as part of a consolidated group with Parent) have timely

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           filed (taking into account applicable extensions) all material
           Returns relating to Taxes required to be filed by Parent and each of its subsidiaries with any Tax authority and such Returns, when filed, were true and correct in all material respects.

                (ii) There is no Tax deficiency outstanding which has been proposed or assessed in writing against Parent or any of its subsidiaries.

                (iii) To Parent's knowledge, no audit or other examination of any Return of Parent or any of its subsidiaries by any Tax authority is presently in progress. Neither Parent nor any of its subsidiaries has been notified of any request for such an audit or other examination, except for any audit or examination that would not be expected to have a Material Adverse Effect on Parent.

                (iv) No adjustment relating to any Returns filed by Parent or any of its subsidiaries has been proposed in writing by any Tax authority to Parent or any of its subsidiaries or any representative thereof, except for any adjustment that would not be expected to have a Material Adverse Effect on Parent.

                (v) Neither Parent nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Parent Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to Parent, other than any liability for unpaid Taxes that may have accrued since the date of the Parent Balance Sheet in connection with the operation of the business of Parent and its subsidiaries in the ordinary course of business.

                (vi) There is no contract, agreement, plan or arrangement to which Parent is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code as a result of the Merger or the other transactions contemplated hereby.

                (vii) Neither Parent nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
           Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Parent.

                (viii) Neither Parent nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement with any unaffiliated party.

                (ix) Parent and its subsidiaries have not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

                (x) None of Parent's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

                (xi) The Parent Disclosure Schedule lists (A) any material foreign Tax holidays, (B) any material intercompany transfer pricing agreements, or other arrangements that have been established by Parent or any of its subsidiaries with any Tax authority and (C) any material expatriate programs or policies affecting Parent or any of its subsidiaries.

                (xii) Neither the Parent nor any of its subsidiaries was either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under section 355 of the Code that (x) occurred within two years before the date of this Agreement or

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

           (y) could otherwise constitute part of "plan or series of transactions" (within the meaning of section 355(e) of the Code) that includes the Merger.

                (xiii) None of Parent and its subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or
           (B) has any liability for the Taxes of any person (other than Parent and its subsidiaries) under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

                (xiv) Parent is not, and has not been at any time, a "United States real property holding corporation" within the meaning of
           Section 897(c) of the Code.

          3.17 Brokers. Except for fees payable to Merrill Lynch, Pierce, Fenner & Smith Inc. (the "PARENT FINANCIAL ADVISOR") pursuant to an engagement letter dated May 30, 2001, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

          3.18 Parent Intellectual Property. The Parent owns, or is validly licensed or otherwise has the right to use, all Intellectual Property Rights which are material to the conduct of the business of the Parent and its subsidiaries taken as a whole. No claims are pending or, to the knowledge of the Parent, threatened in writing that Parent or any of its subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right except for claims which, if determined adversely to Parent, would not have a Material Adverse Effect on Parent. To the knowledge of the Parent, no person is infringing the rights of the Parent or any of its subsidiaries with respect to any Intellectual Property Right except where such infringement has not had, and could not reasonably be expected to have, a Material Adverse Effect on Parent. Neither Parent nor any of its subsidiaries has licensed, or otherwise granted, to any third party, any rights in or to any Intellectual Property Rights which are material to the conduct of the business of Parent and its subsidiaries taken as a whole.

          3.19 Agreements, Contracts and Commitments. Neither Parent nor any of its subsidiaries is a party to or is bound by:

                (i) any employment or consulting agreement, contract or commitment with any executive officer, director or member of Parent's Board of Directors, other than those that are terminable by Parent or any of its subsidiaries on no more than thirty days notice and which do so with no express (whether by contract or by policy) liability or financial obligation to Parent;

                (ii) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

                (iii) any agreement of indemnification or any guaranty currently in force other than any agreement of indemnification entered into in connection with the sale or license or distribution or marketing of products or services in the ordinary course of business;

                (iv) any agreement, contract or commitment containing any covenant limiting in any material respect the right of Parent or any of its subsidiaries to engage in any line of business;

                (v) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Parent or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Parent has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Parent's subsidiaries;

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     Neither Parent nor any of its subsidiaries, nor to Parent's knowledge any other party to a Parent Contract (as defined below), is in breach, violation or default under, and neither Parent nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Parent or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Parent Disclosure Schedule pursuant to this Section 3.19 (any such agreement, contract or commitment, a "PARENT CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Parent Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

          3.20 Insurance. Parent maintains Insurance Policies covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and its subsidiaries which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Parent and its subsidiaries. There is no material claim by Parent or any of its subsidiaries pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds other than customary reservations of rights notices issued by the insurers.

          3.21 Opinion of Financial Advisor. Parent has received a written opinion from Parent Financial Advisor to the effect that, as of the date hereof, the Exchange Ratio is fair to Parent from a financial point of view.

          3.22 Board Approval. The Board of Directors of Parent has, as of the date hereof, (i) approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the stockholders of Parent and is on terms that are fair to such stockholders,
     (iii) has approved this Agreement and the Merger and (iv) has determined to recommend that the stockholders of Parent vote in favor of this Agreement and the Merger.

          3.23 Vote Required. The affirmative vote of a majority of the outstanding shares of Parent Common Stock present at the Parent Stockholders' Meeting at which a quorum is present is the only vote of the holders of any class or series of Parent's capital stock necessary to approve the Share Issuance.

          3.24 No Ownership of Company Common Stock. As of the date hereof, Parent does not own, beneficially or of record, any shares of Company Common Stock other than ownership, if any, held by any Parent Employee Plan.

          3.25 State Takeover Statutes. The Board of Directors of Parent has approved the Merger, this Agreement and the Parent Voting Agreement, and has taken such action, if any, as may be necessary to render inapplicable to the Merger, this Agreement and the Parent Voting Agreement and the transactions contemplated hereby and thereby, any applicable state takeover statute or similar law or regulation including "control share," "fair price," "business combination" or other anti-takeover laws and regulations of any state including Section 203 of the DGCL.

          3.26 Product Warranty. Since January 1, 1999, each product manufactured, sold, leased or delivered by Parent has complied in all material respects with all applicable standard contractual commitments and all express and implied warranties, and there is no present action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand pending for any replacement or repair thereof or other damages in connection therewith which if determined adversely to Parent would have a Material Adverse Effect. No product manufactured, sold, leased or delivered by Parent is subject to any warranty or other indemnity beyond the applicable standard terms and conditions of sale or lease.

          3.27 Inventory. The parts and materials in the inventory of Parent, the value of which is reflected in the Parent Balance Sheet, and thereafter acquired by Parent (the "INVENTORY") was acquired and maintained in an acquisition transaction or in the ordinary course of business of Parent and except for those parts or materials for which a reserve is reflected on the Parent Balance Sheet, is of such quality as to be usable or salable in the ordinary course of Parent's business. Since the date of the Parent Balance Sheet, Parent has continued to replenish inventories in the ordinary course of business consistent with past practices. All items included in the Inventory are owned by Parent, free and clear of all liens and
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     encumbrances (except Permitted Liens), except for inventory sold by Parent in the ordinary course of business subsequent to the date of the Parent Balance Sheet. Parent is not under any liability or obligation with respect to the return of Inventory in the possession of any customer other than return of Inventory used in noncompliant products.

          3.28 Questionable Payments. Parent has not nor has, to its knowledge, any director, officer or other employee of the Parent: (i) made any payments or provided services or other favors in the United States or any foreign country in order to obtain preferential treatment or consideration by any Government Entity with respect to any aspect of the Parent's business; or (ii) made any political contributions that would not be lawful under the laws of the United States (including the Foreign Corrupt Practices Act) or the foreign country in which such payments were made.

          3.29 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

          4.1 Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and Parent shall, and shall cause their respective subsidiaries to, carry on their respective businesses, in all material respects, in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay their respective debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use commercially reasonable efforts consistent with past practices and policies to (i) preserve intact their respective present business organizations, (ii) keep available the services of their respective present officers and employees and (iii) preserve their respective relationships with customers, suppliers, distributors, licensors, licensees, and others with which each has business dealings. In addition, unless otherwise required by law or contract, Company and Parent will each promptly notify the other of any material event involving its business or operations.

     In addition, except as permitted or expressly contemplated by the terms of this Agreement or as disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, Company and Parent will not, without the prior written consent of the other party, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, do any of the following or permit their respective subsidiaries to do any of the following:

             (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

             (b) Grant (whether in cash, stock, equity securities, property or otherwise) any severance or termination pay to any executive officer or any person who reports directly to an executive officer except pursuant to written agreements outstanding, or policies existing, on the date hereof, or adopt any new severance plan, except in the ordinary course of business consistent with past practice;

             (c) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

             (d) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock, except repurchases of unvested shares in connection with the termination of the service relationship with any employee or consultant pursuant to the terms of stock option or purchase agreements in effect on the date hereof;

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             (e) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance, delivery and/or sale of (i) shares of Company Common Stock or Parent Common Stock, as the case may be, pursuant to the exercise of stock options or warrants therefor outstanding as of the date of this Agreement, and (ii) shares of Company Common Stock and Parent Common Stock, as the case may be, issuable to participants in the Company ESPP or the Parent ESPP consistent with the respective terms thereof and (y) the granting of stock options in the ordinary course of business consistent with past practice (and the issuance of Company Common Stock and Parent Common Stock, as the case may be, upon exercise thereof);

             (f) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries), except as otherwise contemplated by this Agreement;

             (g) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Company or Parent, as the case may be, or enter into any material joint ventures, strategic partnerships or alliances (collectively, an "ACQUISITION"); provided, however, that this clause shall not prohibit an Acquisition or Acquisitions which (i) does not involve the issuance of Company Common Stock, Parent Common Stock or securities exercisable for or convertible into Company Common Stock or Parent Common Stock, (ii) does not involve cash consideration for the stock or assets being purchased in excess of $375 million (either individually or in the aggregate); provided that the limitations set forth in this clause (ii) shall not apply to Parent's previously announced divestiture transaction with Alcatel USA; and (iii) will not delay or adversely affect the ability of Company or Parent, as the case may be, to complete the Merger and fulfill its obligations hereunder; and provided further that the covenant set forth in this Section 4.1(g) shall terminate upon the first to occur of (x) Company's receipt of an Acquisition Proposal or (y) October 31, 2001;

             (h) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Company or Parent, as the case may be, except sales or licenses of product or inventory in the ordinary course of business consistent with past practice;

             (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company or Parent, as the case may be, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

             (j) Except as disclosed on the Company Disclosure Schedule, adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than as required by applicable law or this Agreement, except in connection with (i) regularly scheduled

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        periodic performance reviews and compensation adjustments consistent with past practice or (ii) Acquisitions permitted by the last clause of Subsection (g) of this Section 4.1;

             (k) Except in the ordinary course of business consistent with past practice, modify or amend in any material respect or terminate any material contract or agreement to which Company or Parent or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

             (l) Except as required by GAAP, make any change in accounting methods, principles or practices;

             (m) Make any Tax election inconsistent with past practice that, individually or in the aggregate, would adversely affect in any material respect the Tax liability or Tax attributes of the Company or any of its subsidiaries, taken as a whole, or settle or compromise any material Tax liability, or consent to any extension or waiver of any limitation period with respect to Taxes;

             (n) Make any Tax election inconsistent with past practice that, individually or in the aggregate, would adversely affect in any material respect the Tax liability or Tax attributes of Parent or any of its subsidiaries, taken as a whole, or settle or compromise any material Tax liability, or consent to any extension or waiver of any limitation period with respect to Taxes; or

             (o) Agree in writing or otherwise to take any of the actions described in Section 4.1 (a) through (n) above.

          4.2 Conduct Affecting the Status of the Reorganization. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent and the Company shall not, and shall not permit any of their respective subsidiaries to, engage in any action that could cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code.

          4.3 Parent Name. Parent and Company shall mutually agree upon the name of the Parent which will become effective immediately following the Merger, and Parent shall submit any such name change for approval of its stockholders at the Parent Stockholders' Meeting; provided that any such agreed upon name change shall be contingent upon completion of the Merger. If Parent and Company do not agree upon a new name, the name of Parent immediately following the Merger shall be changed to the name set forth in
     Section 4.3 of the Parent Disclosure Schedule.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

          5.1 Joint Proxy Statement/Prospectus; S-4; Other Filings. As promptly as practicable after the execution of this Agreement, Company and Parent will prepare and file with the SEC the Joint Proxy Statement/Prospectus and Parent will prepare and file with the SEC the S-4 in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company and Parent will cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders at the earliest practicable time after the S-4 is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "OTHER FILINGS"). Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Joint Proxy Statement/ Prospectus or any Other Filing or for additional information and will supply the other with copies of all

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     correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Joint Proxy Statement/Prospectus, the Merger or any Other Filing. Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus, the S-4 or any Other Filing, Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Company and stockholders of Parent, such amendment or supplement.

          5.2 Meetings of Company Stockholders and Parent Stockholders.

             (a) Company Stockholders' Meeting.

                (i) Promptly after the date hereof, Company will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the Company Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law and Company's Certificate of Incorporation and Bylaws) within 45 days after the declaration of effectiveness of the S-4, for the purpose of voting upon this Agreement and the Merger. Subject to Section 5.2(a)(iii), Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or the DGCL to obtain such approvals ("COMPANY STOCKHOLDER VOTE"). Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and subject to Section 5.2(a)(iii), that all proxies solicited by Company in connection with the Company Stockholders' Meeting are solicited, in compliance with the DGCL, its Certificate of Incorporation and Bylaws, the rules of the NYSE and all other applicable legal requirements. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Prospectus/Proxy Statement is provided to Company's stockholders in advance of a vote on the Merger and this Agreement or if as of the time for which Company Stockholders' Meeting is originally scheduled (as set forth in the Joint Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting.

                (ii) Subject to Section 5.4: (A) the Board of Directors of Company shall recommend that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; (B) the Joint Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of Company has recommended that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (C) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger.

                (iii) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger, ceasing to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger, or from endorsing or recommending to its stockholders a Superior Offer (as defined below) if (A) a Superior Offer is made to Company and is not withdrawn, (B) Company shall have not violated any of the restrictions set forth in

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           Section 5.4, (C) the Board of Directors of Company concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the failure to withhold, withdraw, amend or modify its recommendation, ceasing to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger, would result in a reasonable likelihood that the Board of Directors of Company would not fulfill its fiduciary duties to the Company's stockholders under Delaware Law and
           (D) the Company provides Parent with two (2) business days prior written notice of its intent to approve, endorse or recommend any Superior Offer, such notice to include the material terms and conditions of such Superior Offer and the identity of the person or group making any such Superior Offer. For purposes of this Agreement "SUPERIOR OFFER" shall mean an unsolicited, bona fide offer made by a third party to consummate any of the following transactions: (x) a sale or other disposition by Company of all or substantially all of its assets or (y) the acquisition by any person or group (including by way of a merger, tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of Company Common Stock, on terms that the Board of Directors of Company determines, in good faith, after consultation with the Company Financial Advisor, to be more favorable to Company stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a Superior Offer if any financing required to consummate the transaction contemplated by such offer is not committed or is not likely in the reasonable judgment of Company's Board of Directors after consultation with the Company Financial Advisor to be obtained by such third party on a timely basis.

             (b) Parent Stockholders' Meeting.

                (i) Promptly after the date hereof, Parent will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the Parent Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law and Parent's Certificate of Incorporation and Bylaws) within 45 days after the declaration of effectiveness of the S-4, for the purpose of voting upon the change of Parent's name and the issuance of shares of Parent Common Stock as pursuant to the Merger (collectively, the "PARENT STOCKHOLDER PROPOSALS"). Parent will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the Parent Stockholder Proposals and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approval ("PARENT STOCKHOLDER VOTE"). Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Prospectus/ Proxy Statement is provided to Parent's stockholders in advance of a vote on the Parent Stockholder Proposals or, if as of the time for which Parent Stockholders' Meeting is originally scheduled (as set forth in the Joint Prospectus/Proxy Statement) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders' Meeting. Parent shall ensure that the Parent Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Parent in connection with the Parent Stockholders' Meeting are solicited, in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements.

                (ii) The Board of Directors of Parent shall recommend that Parent's stockholders vote in favor of and adopt and approve the Parent Stockholder Proposals at the Parent Stockholders' Meeting; (B) the Joint Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of Parent has recommended that Parent's stockholders vote in favor of and adopt and approve the Parent Stockholder Proposals at the Parent Stockholders' Meeting; and
           (C) neither the Board of Directors of Parent nor any committee thereof shall withdraw,

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           amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Company, the recommendation of the Board of Directors of Parent that Parent's stockholders vote in favor of and adopt and approve the Parent Stockholder Proposals.

          5.3 Non-Disclosure; Access to Information.

             (a) The parties acknowledge that Company and Parent have previously executed a Mutual Non-Disclosure Agreement, dated as of June 12, 2001 (the "NON-DISCLOSURE AGREEMENT"), which Non-Disclosure Agreement will continue in full force and effect in accordance with its terms.

             (b) Access to Information.

                (i) Company. Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Company, as Parent may reasonably request. Parent and its agents and representatives shall have access during normal business hours to the Company's facilities for the purpose of performing such environmental testing and investigations (including, without limitation, sampling of subsurface soils and groundwater) that Parent, in its sole discretion, deems necessary (such testing and investigation, whenever performed, referred to as an "ENVIRONMENTAL REVIEW") at any time prior to the Closing; provided, however, that Parent shall not unreasonably interfere with the operations of the Company during the performance of the Environmental Reviews.

                (ii) Parent. Parent will afford Company and its accountants, counsel and other representatives reasonable access upon reasonable notice during normal business hours to the properties, books, records and personnel of Parent during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Parent, as Company may reasonably request. Company and its agents and representatives shall have access during normal business hours to the Parent's facilities for the purpose of performing Environmental Reviews at any time prior to the Closing; provided, however, that Company shall not unreasonably interfere with the operations of the Parent during the performance of the Environmental Reviews.

                (iii) No information or knowledge obtained by Parent or Company in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

          5.4 No Solicitation.

             (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Company and its subsidiaries will not, nor will they authorize or knowingly permit any of their respective officers, directors, or affiliates or any investment banker, attorney or auditor retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or knowingly induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any Acquisition Proposal, (iii) subject to Section 5.2(a)(iii), approve, endorse or recommend any Acquisition Proposal or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the approval of this Agreement by the required Company Stockholder Vote, this Agreement shall not prohibit Company from (A) furnishing nonpublic information regarding Company and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions or negotiations with, any person or group in response to a Superior
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        Offer submitted by such person or group (and not withdrawn) if (1)
        Company and its subsidiaries shall not have violated any of the restrictions set forth in this Section 5.4, (2) the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action will result in a reasonable likelihood that the Company's Board of Directors will not fulfill its fiduciary obligations to the Company's stockholders under Delaware Law, (3) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, Company gives Parent two (2) business days prior written notice of the identity of such person or group and of Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Company that is no more favorable to such person or group than the Non-Disclosure Agreement is to Parent (provided that any such confidentiality agreement need not contain restrictions of the nature set forth in Section 7 thereof), and (4) contemporaneously with furnishing any such nonpublic information to such person or group, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent) or (B) complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act or other applicable law with regard to an Acquisition Proposal, provided, however, that unless the conditions set forth in clauses (A) through (C) of the first sentence of Section 5.2(a)(iii) are satisfied, the Company's Board of Directors may not withhold, withdraw, modify or change in a manner adverse to Parent, or fail to make, any of its recommendations in connection with this Agreement and the Merger, or approve, endorse or recommend, any Acquisition Proposal. The Company also will promptly request each Person that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all confidential information heretofore furnished to such person by or on behalf of the Company or any of its Subsidiaries. Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 5.4 by any officer, director or affiliate of Company or any of its subsidiaries or any investment banker, attorney or auditor of Company or any of its subsidiaries that results in a Superior Offer shall be deemed to be a breach of this
        Section 5.4 by Company. In addition to the foregoing, Company shall provide Parent with at least two (2) business days prior notice of any meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to consider a Superior Offer.

             For purposes of this Agreement, "ACQUISITION PROPOSAL" shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement, "ACQUISITION TRANSACTION" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of Company; or
        (C) any liquidation or dissolution of Company.

             (b) In addition to the obligations of Company set forth in paragraph (a) of this Section 5.4, Company as promptly as practicable, and in any event within two (2) business days, shall advise
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        Parent in writing of any request for non-public information which
        Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Company will keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

          5.5 Public Disclosure. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger and this Agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange, the NYSE (in the case of Company) or Nasdaq (in the case of Parent).

          5.6 Reasonable Efforts; Notification.

             (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in
        Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity,
        (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

             (b) Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) could not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

             (c) Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate in any material respect,

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        or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) could not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

          5.7 Third Party Consents. As soon as practicable following the date hereof, Parent and Company will each use all commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby or necessary to enable the Surviving Corporation to conduct and operate the business of Company and its subsidiaries substantially as presently conducted.

          5.8 Stock Options, Company ESPP and Benefit Plans.

             (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock under Company's Stock Option Plans, whether or not exercisable and whether or not vested, shall by virtue of the Merger and without any further action on the part of Company or the holder thereof, be assumed by Parent, all outstanding options under the Company Stock Option Plans (each a "COMPANY STOCK OPTION" and collectively the "COMPANY STOCK OPTIONS"), whether or not exercisable and whether or not vested, shall, and without any further action on the part of the Company or the holder thereof, be assumed by Parent, in such manner (with respect to all such option assumptions) that Parent (i) is "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of Section 424(a) of the Code, or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be a transaction within Section 424 of the Code. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (1) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for the number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (2) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

             (b) It is intended that Company Stock Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such Company Stock Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.8 shall be applied consistent with such intent.

             (c) Company shall take actions as are necessary to cause the "Purchase Date" (as such term is used in the Company ESPP) applicable to the then current Offering (as such term is used in the Company ESPP) to be the last trading day on which the Company Common Stock is traded on the NYSE immediately prior to the Effective Time (the "FINAL COMPANY PURCHASE DATE"); provided, that such change in the Purchase Date shall be conditioned upon the consummation of the Merger. On the Final Company Purchase Date, Company shall apply the funds credited as of such date under the Company ESPP within each participant's payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP. Any such shares purchased under the Company ESPP shall be automatically converted on the same basis as all other shares of Company Common Stock (other than shares canceled pursuant to Section 1.6(b)), except that such shares shall be converted automatically into shares of Parent

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        Common Stock without the issuance of certificates representing issued and outstanding shares of Company Common Stock to the Company ESPP participants.

             (d) Notwithstanding anything to the contrary contained herein, Company shall not incur any obligations under the Company ESPP after the Final Company Purchase Date and the Company shall take any steps necessary to terminate the Company ESPP on the Final Company Purchase Date immediately after effecting the transactions described in Section 5.8(c).

          5.9 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as to which Form S-8 is available within ten (10) business days following the Effective Time and to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

          5.10 Indemnification.

             (a) Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its present and former directors, officers, employees and agents in effect immediately prior to the Effective Time (the "INDEMNIFIED Parties") and any indemnification provisions under Company's Certificate of Incorporation or Bylaws as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless such modification is required by law.

             (b) For a period of six (6) years after the Effective Time, Parent will cause the Surviving Corporation to maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries (provided that such policy shall during such period cover only acts of Company's directors and officers occurring at or prior to the Effective Time and not thereafter). Parent may substitute therefor policies of substantially similar coverage containing terms and conditions that are not less advantageous, in all material respects to the Indemnified Parties; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of 125% of the annual premium currently paid by Company for such coverage (or, alternatively, shall obtain such coverage as is available for 125% of such annual premium).

             (c) The provisions of this Section 5.10 are intended to be in addition to the rights otherwise available to the Indemnified Parties by law, charter, statute, bylaw, resolution of the Board of Directors of Company or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

          5.11 NASDAQ Listing. Parent agrees to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

          5.12 Company Affiliate Restrictions. Set forth in the Company Disclosure Schedule is a list of those persons who may be deemed to be, in Company's reasonable judgement, affiliates of Company (each a "COMPANY AFFILIATE"), as such term is defined in paragraphs (c) and (d) of Rule 145 promulgated by the Securities Act. Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing and validating such list. Parent will be entitled to place appropriate legends referring to SEC Rule 145 on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the provisions of Rule 145.
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          5.13 Regulatory Filings; Reasonable Efforts.  As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties in the exercise of reasonable business judgment and with the advice of counsel. Company and Parent each shall (a) cooperate and coordinate with one another in the making of such Filings, (b) promptly supply the other with any information which may be required in order to effectuate such filings and (c) promptly supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

          5.14 Company Representatives on Parent Board of Directors. At the Effective Time, the Board of Directors of Parent shall amend its bylaws to increase the size of its Board of Directors from seven (7) to ten (10) persons and shall appoint three (3) representatives of Company (the "COMPANY DIRECTORS") to fill such vacancies. Each Company Director who is not an employee of Parent or one of its subsidiaries shall be entitled to participate in the compensation and benefits plans to the same extent as other nonemployee directors of Parent and shall become a party to an indemnification agreement with Parent that is substantially similar to the indemnification agreements between Parent and its nonemployee directors who were not formerly directors of the Company. Parent shall nominate the Company Directors for election as members of the Parent's Board of Directors at Parent's 2002, 2003 and 2004 annual meetings of stockholders, provided that the Company Directors are willing to be so nominated and, in the case of Company directors standing for re-election, shall have average board meeting attendance for the prior year at least equal to the average meeting attendance for the prior year of all Parent's other directors as a group.

          5.15 Rights Agreements.

             (a) The Board of Directors of Parent shall take all action to the extent necessary (including amending the Parent Rights Agreement) in order to render the Parent Rights inapplicable to the Merger and the other transactions contemplated by this Agreement. Except in connection with the foregoing sentence, the Board of Directors of Parent shall not, without the prior written consent of Company, (i) amend the Parent Rights Agreement or (ii) take any action with respect to, or make any determination under, the Parent Rights Agreement, including a redemption of the Parent Rights, in each case in order to facilitate any Acquisition Proposal with respect to Parent.

             (b) The Board of Directors of Company shall take all action to the extent necessary (including amending the Company Rights Agreement) in order to render the Company Rights inapplicable to the Merger and the other transactions contemplated by this Agreement. Except in connection with the foregoing sentence, the Board of Directors of Company shall not, without the prior written consent of Parent (except with respect to a Superior Offer), (i) amend the Company Rights Agreement or (ii) take any action with respect to, or make any determination under, the Company Rights Agreement, including a redemption of the Company Rights, in each case in order to facilitate any Acquisition Proposal with respect to Company.

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                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

          6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

             (a) Stockholder Approvals. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Company. Each of the Parent Stockholder Proposals shall have been duly approved, by the requisite vote under applicable law and the rules of NASDAQ, by the stockholders of Parent.

             (b) S-4 Effective; Proxy Statement. The SEC shall have declared the S-4 effective. No stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/ Prospectus, shall have been initiated or threatened in writing by the SEC.

             (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained without any requirement that would violate the provisions of the last sentence of Section 5.6(a) hereof.

             (d) Tax Opinions. Parent and Company shall each have received written opinions from their respective tax counsel in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

             (e) Nasdaq Listing. The shares of Parent Common Stock issuable to stockholders of Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance.

          6.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

             (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and
        (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except, (A) for such inaccuracies as in the aggregate, would not constitute a Material Adverse Effect on Parent and Merger Sub and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been so true and correct as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent.

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             (b) Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent.

             (c) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement and Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent.

          6.3 Additional Conditions to the Obligations of Parent and Merger
     Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

             (a) Representations and Warranties. The representations and warranties of Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) for such inaccuracies as in the aggregate would not constitute a Material Adverse Effect on the Company (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded) and (B) those representations and warranties which address matters only as of a particular date (which representations shall have been so true and correct as of such particular date). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

             (b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

             (c) Material Adverse Effect. No Material Adverse Effect with respect to Company shall have occurred since the date of this Agreement and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and Chief Financial Officer of the Company.

             (d) Consents. Company shall have obtained all consents, waivers and approvals contemplated by this Agreement or the Company Disclosure
        Schedule in connection with the material agreements, contracts, licenses or leases of Company or its subsidiaries.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

          7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the stockholders of Company or Parent, respectively:

             (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

             (b) by either Company or Parent if the Merger shall not have been consummated by December 31, 2001 for any reason; provided, however, that the right to terminate this Agreement

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        under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

             (c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

             (d) by either Company or Parent if: (i) the required approval of the stockholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Company Stockholder Meeting or at any adjournment thereof or (ii) the required approval of the stockholders of Parent contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Parent Stockholder Meeting or at any adjournment thereof; PROVIDED that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party whose action or failure to act has been the principal cause of or resulted in the failure to receive such requisite stockholder vote and such action or failure to act constitutes a breach of this Agreement;

             (e) by Company concurrently with the execution by Company of a definitive agreement relating to an Acquisition Transaction;

             (f) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or
        Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that Company may not terminate this Agreement under this
        Section 7.1(f) until 30 days after delivery of written notice from Company to Parent of such breach, provided Parent promptly commences to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement or if such breach by Parent is cured during such 30 day period);

             (g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in
        Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that Parent may not terminate this Agreement under this Section 7.1(g) until 30 days after delivery of written notice from Parent to Company of such breach, provided Company promptly commences to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by Company is cured during such 30 day period); or

             (h) by Parent if a Triggering Event (as defined below) shall have occurred.

          For the purposes of this Agreement, a "TRIGGERING EVENT" shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger;
     (ii) Company shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of Company in favor of the adoption and approval of the Agreement and the approval of the Merger;
     (iii) the Board of Directors of Company or any committee thereof shall have approved or recommended any Acquisition Proposal; (iv) Company shall have materially breached Section 5.4; (v) Company shall have entered into a definitive agreement for an Acquisition Transaction; (vi) a tender or exchange offer relating to securities of Company shall have been commenced by a Person unaffiliated with Parent and Company

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     shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer, or (vii) the Board of Directors of Company resolves to take any of the actions described under clauses (i), (iii) and (v) above.

          7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and
     Article 8, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Non-disclosure Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

          7.3 Fees and Expenses.

             (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to (i) the printing and filing (with the SEC) of the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto) and the S-4 (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing of any notices required to be filed for HSR Approval or comparable filing requirements with other Governmental Entities, in proportion to the relative ownership levels of Parent Common Stock upon Closing by the stockholders of Company and Parent.

             (b) Company Payments.

                (i) In the event that Company shall terminate this Agreement pursuant to Section 7.1(e), Company shall, promptly but in no event more than two (2) business days after such termination, pay Parent a termination fee (the "TERMINATION FEE") of $30,000,000.00. In the event that, within fifteen (15) months after such termination by the Company, the Company consummates the Acquisition Transaction which gave rise to the Company's right to terminate this Agreement pursuant to Section 7.1(e) or consummates any other Acquisition Transaction, Company shall, promptly but in no event more than two (2) business days after such consummation, pay Parent a consummation fee (the "CONSUMMATION FEE") of $120,000,000.00.

                (ii) In the event that Parent shall terminate this Agreement pursuant to Section 7.1(h) and within fifteen (15) months after such termination by Parent, the Company consummates an Acquisition Transaction, Company shall, promptly but in no event more than two
           (2) business days after such consummation, pay Parent an amount equal to the sum of the Termination Fee and the Consummation Fee.

                (iii) For purposes of Sections 7.3(i) and 7.3(ii) hereof, the 15% threshold referenced in clause (A) of the definition of "Acquisition Transaction" shall be increased to a threshold of 50% or more of the total outstanding voting securities of the Company and the 85% threshold referenced in said clause (A) shall be reduced to a threshold of less than 50% of the equity interests in the surviving or resulting entity.

             (c) Payments in the Event of Stockholder Vote Not Received.

                (i) Company shall pay Parent a cash termination fee of $3.0 million (the "EXPENSE FEE") in the event this Agreement is terminated pursuant to Section 7.1(d)(i) as a result of the failure to receive the Company Stockholder Vote if the Parent Stockholder vote has been obtained. The Expense Fee will, to the extent paid by the Company or on its behalf, be credited against the Termination Fee, if any, payable under Section 7.3(b).

                (ii) Parent shall pay Company the Expense Fee in the event this Agreement is terminated pursuant to Section 7.1(d)(ii) as a result of the failure to receive the Parent Stockholder Vote if (A) the Company Stockholder Vote has been obtained and (B) this Agreement is not terminable by Parent pursuant to Section 7.1(h).

             (d) The Expense Fee shall be paid no later than two (2) business days after the date the obligation arises pursuant to clauses (i) or
        (ii) of Section 7.3(c).

             (e) Each party acknowledges that the agreements contained in this
        Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the other party commences a suit which results in a judgment against such party for the amounts set forth in this Section 7.3, such party shall pay to the other party its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 at the prime rate of Bank of America N.A. in effect on the date such payment was required to be made. All fees payable pursuant to this Section 7.3 shall be paid by wire transfer of immediately available funds to an account designated by the party to whom such fees are payable.

             (f) Payment of the fees and expenses described in Sections 7.3(b) and 7.3(c) shall be in lieu of damages incurred in the event of breach of this Agreement.

          7.4 Amendment. Subject to applicable law and the requirements of NYSE and Nasdaq, the parties may amend this Agreement hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

          7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VII

                               GENERAL PROVISIONS

          8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

          8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

           (a) if to Parent or Merger Sub, to:

              Sanmina Corporation
              2700 North First Street
              San Jose, CA 95134
              Attn: Rick Ackel, Chief Financial Officer
              Facsimile:

              with a copy to:

              Wilson Sonsini Goodrich & Rosati
              Professional Corporation
              650 Page Mill Road
              Palo Alto, California 94304-1050
              Attention:
              Facsimile: (650) 493-6811

           (b) if to Company, to:

               SCI Systems, Inc.
               2101 West Clinton Avenue
               P.O. Box 1000
               Huntsville, AL 35807
               Attention: Michael M. Sullivan, General Counsel
               Facsimile: (256) 882-4466

               with a copy to:

               Powell, Goldstein, Frazer & Murphy LLP
               16th Floor, 191 Peachtree Street, N.W.
               Atlanta, Georgia 30303
               Attention: James J. McAlpin, Jr. Esq.
               Facsimile: (404) 572-6999

          8.3 Interpretation; Knowledge.

             (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "INCLUDE," "INCLUDES" and "INCLUDING" when used herein shall be deemed in each case to be followed by the words "without limitation" except when preceded by a negative predicate. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "THE BUSINESS OF" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

             (b) For purposes of this Agreement, the term "MATERIAL ADVERSE EFFECT" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is or would reasonably be expected to be materially adverse to the business, assets (including intangible assets), capitalization, financial condition, or results of operations or prospects of such entity and its parent (if applicable) and subsidiaries taken as a whole (provided, however, that none of the following shall be deemed, in and of itself, to be a Material Adverse Effect: (A) a change that primarily results from conditions generally affecting the United States economy or the world economy; (B) a change that primarily results from conditions generally affecting the electronics manufacturing services industry; (C) a change that results from the effect of change of control provisions in contracts and agreements between the Company and its principal customers or suppliers; or (D) a change that results from the announcement and the pendency of this Agreement and the transactions contemplated hereby or (E) a change that results directly from action taken by a party in connection with fulfilling its obligations hereunder. For purposes of this condition, changes in the trading price of the Parent Common Stock, as reported by Nasdaq, or the Company Common Stock, as reported by the NYSE, shall not alone constitute a Material Adverse Effect, whether occurring at any time or from time to time.

             (c) For purposes of this Agreement, the term "PERSON" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

             (d) For purposes of this Agreement, term "KNOWLEDGE" when used in connection with the Company's knowledge shall refer to the actual knowledge of the Chief Executive Officer, President, Chief Financial Officer and General Counsel of Company and when used in connection with the Parent's knowledge shall mean the actual knowledge of the Chief Executive Officer, President and Chief Financial Officer of Parent.

          8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

          8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Non-Disclosure Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as expressly and specifically provided herein.

          8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

          8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

          8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

          8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

          8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          SANMINA CORPORATION

                                          By:         /s/ JURE SOLA
                                            ------------------------------------
                                            Name: Jure Sola
                                            Title: Chief Executive Officer

                                          SUN ACQUISITION SUBSIDIARY, INC.

                                          By:         /s/ JURE SOLA
                                            ------------------------------------
                                            Name: Jure Sola
                                            Title: Chief Executive Officer

                                          SCI SYSTEMS, INC.

                                          By:    /s/ A. EUGENE SAPP, JR.
                                            ------------------------------------
                                            Name: A. Eugene Sapp, Jr.
                                            Title: Chairman and Chief Executive
                                              Officer

              * * * * AGREEMENT AND PLAN OF REORGANIZATION * * * *

                                                                         ANNEX B

                                                                   July 13, 2001

Board of Directors
Sanmina Corporation
2700 North First Street
San Jose, CA 95134

Members of the Board of Directors:

     Sanmina Corporation (the "Acquiror"), Sun Acquisition Subsidiary, Inc., a wholly owned subsidiary of the Acquiror (the "Merger Sub"), and SCI Systems, Inc. (the "Company") propose to enter into an Agreement and Plan of Reorganization dated as of July 13, 2001 (the "Agreement") pursuant to which the Merger Sub will be merged with and into the Company in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $0.10 per share (the "Shares"), will be converted into the right to receive 1.36 shares (the "Exchange Ratio") of the common stock, par value $0.01 per share, of the Acquiror (the "Acquiror Shares").

     You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the Acquiror.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

          (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, as well as the amount and timing of any cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies"), furnished to or discussed with us by the Company and the Acquiror;

          (3) Conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

          (4) Reviewed the historical market prices and valuation multiples for the Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

          (5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

          (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

          (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their respective financial and legal advisors;

          (8) Considered the potential pro forma impact of the Merger on the Acquiror;

          (9) Reviewed the Agreement and other related agreements; and

          (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by us or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted any physical inspection of the properties or facilities of the Company and the Acquiror. With respect to the financial forecasts information and Expected Synergies furnished to or discussed with us by the Company and the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgements of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, and the Expected Synergies. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. We have also assumed that the Merger will be consummated in accordance with the terms of the Agreement without waiver of any material condition.

     We are acting as financial advisor to the Acquiror in connection with the Merger and will receive a fee from the Acquiror for our services, a portion of which is contingent upon the consummation of the merger. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past provided certain financial advisory and financing services to the Acquiror unrelated to the Merger, and may continue to do so and may receive fees for the rendering of such services. In addition, in the ordinary course of business, we may actively trade the securities of the Acquiror and the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Acquiror in its evaluation of the Merger. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Merger and does not constitute a recommendation to any shareholder of the Acquiror or the Company as to how such shareholder should vote on the proposed issuance of the Acquiror Shares or any matter related thereto.

     We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

     On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Acquiror.

                                      Very truly yours,

                                      /s/ MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                     INCORPORATED
                                      ------------------------------------------
                                           MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                      INCORPORATED

                                                                         ANNEX C

PERSONAL AND CONFIDENTIAL

July 13, 2001

Board of Directors
SCI Systems, Inc.
2101 West Clinton Avenue
Huntsville, Alabama 35805

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of SCI Systems, Inc. (the "Company") of the exchange ratio of 1.36 shares of Common Stock, par value $0.01 per share ("Parent Common Stock"), of Sanmina Corporation ("Parent") to be received for each Share (the "Exchange Ratio") pursuant to the Agreement and Plan of Reorganization, dated as of July 13, 2001 (the "Agreement"), among Parent, Sun Acquisition Subsidiary, Inc., a wholly owned subsidiary of Parent, and the Company.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and Parent for the five fiscal years ended June 30, 2000 and September 30, 2000, respectively; certain Current Reports on Form 8-K of Parent, including such reports dated June 23, 2000 and September 5, 2000 regarding Parent's acquisition of Hadco Corporation and dated January 31, 2001 and May 14, 2001 regarding Parent's acquisition of AB Segerstrom & Svensson; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain internal financial analyses and forecasts for Parent prepared by the management of Parent; certain financial analyses and forecasts for Parent prepared by the management of the Company; certain internal financial analyses and forecasts for the Company prepared by the management of the Company; and certain cost savings and operating synergies projected by the management of the Company to result from the transaction contemplated by the Agreement (the "Synergies"). We also have held discussions with members of the senior management of the Company and Parent regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement, including their respective views of the importance of global scale in the electronic manufacturing services industry, and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Parent Common Stock, compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the electronic manufacturing services industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial analyses and forecasts for the Company prepared by the management of the Company, the financial analyses and forecasts for Parent prepared by the management of the Company and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and that the Synergies will be realized in the amounts and time periods contemplated. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

                                          Very truly yours,

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

         Article VIII of the Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

         Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

         The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

         The general effect of Section 145 of the Delaware General Corporation Law, the Company's charter documents and the indemnification agreements is to provide indemnification to officers and directors for liabilities that may arise by reason of their status as officers or directors, other than liabilities arising from willful or intentional misconduct, acts or omissions not in good faith, unlawful distributions of corporate assets or transactions from which the officer or director derived an improper personal benefit.

ITEM 21       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A)   EXHIBITS

        EXHIBIT
        NUMBER                           EXHIBITS
        -------   --------------------------------------------------------------
         2.1      Agreement and Plan of Reorganization dated as of July 13, 2001 among the Registrant, Sun Acquisition Subsidiary, Inc. and
                  SCI Systems, Inc., as amended and restated (included as
                  Annex A to the Proxy Statement/Prospectus which is a part of this Registration Statement on Form S-4).

         2.2      Form of SCI Systems, Inc. Voting Agreement dated as of July
                  13, 2001 among the Registrant and certain stockholders of SCI
                  Systems, Inc. listed therein.

         2.3      Form of Sanmina Corporation Voting Agreement dated as of July
                  13, 2001 among SCI Systems, Inc. and the certain stockholders of the Registrant listed therein.

         3.1 (8)  Restated Certificate of Incorporation of Registrant dated
                  January 31, 1996.

          EXHIBIT
          NUMBER                           EXHIBITS
        -----------  --------------------------------------------------------------
         3.1.1 (18)  Certificate of Amendment of the Restated Certificate of
                     Incorporation of Registrant dated March 2001.

         3.1.2       Certificate of Designation filed with the Delaware
                     Secretary of State on May 31, 2001 designating 1,000,000 shares of Series A Participating Preferred Stock, par value
                     $0.01.

         3.1.3*      Certificate of Amendment of the Restated Certificate of
                     Incorporation of Registrant.

         3.2   (19)  Amended and Restated Bylaws of Registrant.

         4.1    (1)  Specimen Stock Certificate.

         4.2   (19)  Preferred Stock Rights Agreement, dated as of May 17, 2001 between Registrant and Wells Fargo National Bank,
                     Minnesota, N.A., including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

         5.1 Opinion of Wilson Sonsini Goodrich & Rosati ("WSGR") relating to validity of shares registered hereby.

         8.1         Tax opinion of WSGR.

         8.2         Tax opinion of Powell, Goldstein, Frazer & Murphy
                     LLP ("PGFM").

        10.2    (4)  Amended 1990 Incentive Stock Plan.

        10.3    (1)  1993 Employee Stock Purchase Plan.

        10.9 (k)(2)  Amended and Restated Credit Agreement dated as of
                     August 18, 1993 among Sanmina Corporation, Chemical Bank and other lenders.

        10.9 (k)(5)  Amendment dated July 27, 1995 to Amended and Restated
                     Credit Agreement dated August 18, 1993

        10.9 (l)(2)  Revolving Credit Note, $12,000,000, Chemical Bank.

        10.10(l)(1)  Lease for premises at 2109  O'Toole Avenue, Suites A-E,
                     San Jose, California (Portion of Plant I).

        10.11   (1)  Lease for premises at 2101 O'Toole Avenue, San Jose,
                     California (Portion of Plant I).

        10.12   (l)  Lease for premises at 2539 Scott Boulevard, Santa Clara,
                     California (Plant III).

        10.14   (l)  Lease for premises at 2060-2068 Bering Drive, San Jose,
                     California (Plant II).

        10.15   (l)  Lease for premises at 4220 Business Center Drive, Fremont,
                     California (Plant V).

        10.16   (l)  Lease for premises at McCarthy Boulevard, Milpitas,
                     California (Plant VI).

        10.17   (l)  Lease for premises at 2121 O'Toole Avenue, San Jose,
                     California (Corporate Headquarters).

        10.19   (2)  Lease for premises at 1250 American Parkway, Richards,
                     Texas (Plant VII).

        10.20   (2)  Lease for premises at 6453 Kaiser Drive, Fremont,
                     California (Plant VIII).

        10.21   (3)  Asset Purchase Agreement dated September 28, 1994 between
                     Registrant and Comptronix Corporation.

        10.22   (4)  Lease for premises at 355 East Trimble Road, San Jose,
                     California.

        10.23   (5)  Stock Purchase Agreement dated May 31, 1995 between
                     Sanmina Corporation, Assembly Solutions, Inc. and the principal stockholders of Assembly Solutions, Inc.

        10.24   (6)  Indenture dated August 15, 1995 between Registrant and
                     Norwest Bank Minnesota, N.A. as Trustee.

        10.25   (7)  Asset Purchase Agreement dated September 20, 1996 between
                     Registrant and Comptronix Corporation.

        10.26   (9)  Agreement and Plan of Merger dated July 22, 1997 among
                     Registrant, SANM Acquisition Subsidiary, Inc. and Elexsys
                     International, Inc.

        10.26  (10)  Agreement and Plan of Merger dated September 2, 1998 among Registrant, SANM Acquisition Subsidiary, Inc. and
                     Altron, Inc.

          EXHIBIT
          NUMBER                           EXHIBITS
        -----------  --------------------------------------------------------------
        10.27 (11)   Synthetic Lease Agreement.

        10.28 (12)   Agreement and Plan of Merger dated March 30, 1999 among
                     Registrant, SANM Acquisition Subsidiary, Inc. and
                     Manu-Tronics, Inc.

        10.29 (14)   1999 Stock Plan and form of agreement thereunder.

        10.30 (20)   1995 Director Option Plan and form of agreement thereunder.

        10.31 (21)   1996 Supplemental Stock Plan and form of agreement
                     thereunder.

        10.32 (15)   Hadco 1998 Stock Plan as Amended and Restated March 3,
                     1999 1998 and form of agreement thereunder.

        10.33 (16)   Hadco 1995 NSO Stock Plan as Amended and Restated July 1,
                     1998 1998 and form of agreement thereunder.

        10.34 (17)   Hadco 1990 NSO Stock Plan as Amended and Restated April
                     7, 1998 and form of agreement thereunder.

        10.35 (22)   Agreement and Plan of Merger dated April 17, 2000 among
                     Registrant, SANM Acquisition Subsidiary, Inc. and Hadco
                     Corporation.

        10.36 (23)   Form of Shareholder Agreement dated May 31, 2000 among
                     Registrant, Essex AB and the shareholders of Essex AB.

        10.37 (24)   Indenture dated July 22, 1999 between Registrant and Wells
                     Fargo Bank, N.A. as Trustee.

        10.38 (25)   Indenture dated September 13, 2000 between Registrant and
                     Wells Fargo Bank, N.A. as Trustee.

        10.39 (26)   Form of Indemnification Agreement executed by Registrant
                     and its officers and directors pursuant to Delaware
                     reincorporation.

        10.40*       Employment Agreement dated July 13, 2001 between the
                     Registrant, SCI Systems, Inc. and A. Eugene Sapp, Jr.

        10.41*       Employment Agreement between the Registrant and Robert C.
                     Bradshaw.

        13    (13)   Annual Report.

        21           Subsidiaries of the Registrant.

        23.1         Consent of Arthur Andersen LLP, Independent Auditors.

        23.2         Consent of Ernst & Young LLP, Independent Accountants.

        23.3         Consents of WSGR as to legal matters and tax opinion
                     (included in Exhibits 5.1 and 8.1, respectively).

        23.4         Consent of PGFM (included in Exhibit 8.2).

        24.1         Power of Attorney (see page II-5 of this Registration
                     Statement on Form S-4).

        99.1         Consent of Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated

        99.2         Consent of Goldman, Sachs & Co.

        99.3         Form of SCI Systems, Inc. Proxy.

        99.4         Form of Sanmina Corporation Proxy.

----------------

*     To be filed supplementally.

(1) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Registration Statement on Form S-1, No. 33-70700 filed with the Securities and Exchange Commission ("SEC") on February 19, 1993.

(2) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Registration Statement on Form S-1 No. 33-70700 filed with the SEC on October 22, 1993.

(3) Incorporated by reference to exhibit 2 previously filed with Registrant's Report on Form 8-K filed with the SEC on October 28, 1994.

(4) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Report on Form 10-K filed with the SEC on December 29, 1994.

(5) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Report on Form 10-Q filed with the SEC on July 31, 1995.

(6) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Report on Form 10-K for the fiscal year ended September 30, 1995.

(7) Incorporated by reference to exhibit 2 previously filed with the Registrant's Report on Form 8-K filed with the SEC on November 15, 1996.

(8) Incorporated by reference to the like numbered exhibit previously filed with Registrant's Report on Form 10-K for the fiscal year ended September 30, 1996 filed with the SEC on December 24, 1996.

(9) Incorporated by reference to exhibit 2.1 previously filed with Registrant's Report on Form 8-K filed with the SEC on November 21, 1997.

(10) Incorporated by reference to exhibit 2.1 previously filed with Registrant's Report on Form 8-K filed with the SEC on September 4, 1998.

(11) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Report on Form 10-K for the fiscal year ended September 30, 1998 filed with the SEC on December 21, 1998.

(12) Incorporated by reference to exhibit 2.1 previously filed with Registrant's Report on Form 8-K filed with the SEC on April 29, 1999.

(13) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Report on Form 10-K filed with the SEC on December 18, 2000.

(14) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on May 25, 1999.

(15) Incorporated by reference to Exhibit 4.1 previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on June 23, 2000.

(16) Incorporated by reference to Exhibit 4.2 previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on June 23, 2000.

(17) Incorporated by reference to Exhibit 4.3 previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on June 23, 2000.

(18) Incorporated by reference to Exhibit 3.1(a) to Sanmina's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 filed on May 11, 2001.

(19) Incorporated by reference to the like numbered exhibit previously filed with Registrant's Registration Statement on Form 8-A No. 000-21272 filed with the SEC on May 25, 2001.

(20) Incorporated by reference to Exhibit 10.4 previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on March 19, 1997.

(21) Incorporated by reference to Exhibit 10.1 previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on March 19, 1997.

(22) Incorporated by Reference to Exhibit 2.1 previously filed with Registrant's Registration Statement on Form S-4, No. 333-37526 filed with the SEC on May 22, 2000.

(23) Incorporated by Reference to Exhibit 2.1 previously filed with Registrant's Registration Statement on Form S-3, No. 333-39316 filed with the SEC on June 14, 2000.

(24) Incorporated by reference to Exhibit 25.1 previously filed with Registrant's Registration Statement on form S-3, No. 333-84221 filed with the SEC on July 30, 1999.

(25) Incorporated by reference to Exhibit 4.1 previously filed with Registrant's Registration Statement on form S-3, No. 333-50282 filed with the SEC on November 20, 2000.

(26) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Registration Statement on Form S-1, No. 33-70700 filed with the SEC on February 19, 1993.

(B) FINANCIAL STATEMENT SCHEDULES

      None.

(C) ITEM 4(B) INFORMATION

         The opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated is included as Annex B to the Proxy Statement / Prospectus included in this Registration Statement.

ITEM 22.      UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                  (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                 (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         (d) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (e) that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

         (f) that every prospectus (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (g) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

         (h) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request; and

         (i) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California on the 10th day of August 2001.
                                    SANMINA CORPORATION

                                    By:         /s/ JURE SOLA
                                        ---------------------------------
                                                  JURE SOLA,
                                       CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Randy Furr and Rick Ackel, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

      SIGNATURE                            TITLE                               DATE
--------------------------   ------------------------------------         ---------------
   /s/ JURE SOLA             Chairman, Chief Executive Officer, and       August 10, 2001
--------------------------    Director (Principal Executive Officer)
      JURE SOLA

   /s/ RANDY FURR            President, Chief Operating Officer and       August 10, 2001
--------------------------    Director
      RANDY FURR

   /s/ RICK ACKEL            Executive Vice President and Chief           August 10, 2001
--------------------------    Financial Officer  (Principal  Financial
      RICK ACKEL              and Accounting Officer)

   /s/ MARIO ROSATI          Director                                     August 10, 2001
--------------------------
    MARIO ROSATI

 /s/ BERNARD VONDERSCHMITT   Director                                     August 10, 2001
--------------------------
   BERNARD VONDERSCHMITT

   /s/ NEIL BONKE            Director                                     August 10, 2001
--------------------------
      NEIL BONKE

   /s/ JOHN BOLGER           Director                                     August 10, 2001
--------------------------
      JOHN BOLGER

   /s/ JOSEPH SCHELL         Director                                     August 10, 2001
--------------------------
     JOSEPH SCHELL

                                  EXHIBIT INDEX

      EXHIBIT
      NUMBER                             EXHIBITS
     ----------   -------------------------------------------------------------
     2.1          Agreement and Plan of Reorganization dated as of July 13, 2001 among the Registrant, Sun Acquisition Subsidiary, Inc. and SCI
                  Systems, Inc., as amended and restated (included as Annex A to the Proxy Statement/ Prospectus which is a part of this
                  Registration Statement on Form S-4).

     2.2          Form of SCI Systems, Inc. Voting Agreement dated as of July
                  13, 2001 among the Registrant and certain stockholders of SCI
                  Systems, Inc. listed therein.

     2.3          Form of Sanmina Corporation Voting Agreement dated as of July
                  13, 2001 among SCI Systems, Inc. and the certain stockholders of the Registrant listed therein.

     3.1     (8)  Restated Certificate of Incorporation of Registrant dated
                  January 31, 1996.

     3.1.1  (18)  Certificate of Amendment of the Restated Certificate of
                  Incorporation of Registrant dated March 2001.

     3.1.2 Certificate of Designation filed with the Delaware Secretary of State on May 31, 2001 designating 1,000,000 shares of Series A Participating Preferred Stock, par value $0.01.

     3.1.3*       Certificate of Amendment of the Restated Certificate of
                  Incorporation of Registrant.

     3.2    (19)  Amended and Restated Bylaws of Registrant.

     4.1     (1)  Specimen Stock Certificate.

     4.2    (19)  Preferred Stock Rights Agreement, dated as of May 17, 2001 between Registrant and Wells Fargo National Bank, Minnesota,
                  N.A., including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

     5.1 Opinion of Wilson Sonsini Goodrich & Rosati ("WSGR") relating to validity of shares registered hereby.

     8.1          Tax opinion of WSGR.

     8.2          Tax opinion of Powell, Goldstein, Frazer & Murphy LLP
                  ("PGFM").

     10.2    (4)  Amended 1990 Incentive Stock Plan.

     10.3    (1)  1993 Employee Stock Purchase Plan.

     10.9 (k)(2)  Amended and Restated Credit Agreement dated as of August 18,
                  1993 among Sanmina Corporation, Chemical Bank and other lenders.

     10.9 (k)(5)  Amendment dated July 27, 1995 to Amended and Restated Credit
                  Agreement dated August 18, 1993

     10.9 (l)(2)  Revolving Credit Note, $12,000,000, Chemical Bank.

     10.10(l)(1)  Lease for premises at 2109 O'Toole Avenue, Suites A-E, San
                  Jose, California (Portion of Plant I).

     10.11   (1)  Lease for premises at 2101 O'Toole Avenue, San Jose,
                  California (Portion of Plant I).

     10.12   (l)  Lease for premises at 2539 Scott Boulevard, Santa Clara,
                  California (Plant III).

     10.14   (l)  Lease for premises at 2060-2068 Bering Drive, San Jose,
                  California (Plant II).

     10.15   (l)  Lease for premises at 4220 Business Center Drive, Fremont,
                  California (Plant V).

     10.16   (l)  Lease for premises at McCarthy Boulevard, Milpitas, California
                  (Plant VI).

     10.17(l) Lease for premises at 2121 O'Toole Avenue, San Jose, California (Corporate Headquarters).

     10.19(2) Lease for premises at 1250 American Parkway, Richards, Texas (Plant VII).

     10.20(2) Lease for premises at 6453 Kaiser Drive, Fremont, California (Plant VIII).

     10.21(3) Asset Purchase Agreement dated September 28, 1994 between Registrant and Comptronix Corporation.

     10.22(4)     Lease for premises at 355 East Trimble Road, San Jose,
                  California.

     10.23(5) Stock Purchase Agreement dated May 31, 1995 between Sanmina Corporation, Assembly Solutions, Inc. and the principal stockholders of Assembly Solutions, Inc.

     10.24(6) Indenture dated August 15, 1995 between Registrant and Norwest Bank Minnesota, N.A. as Trustee.

     10.25(7) Asset Purchase Agreement dated September 20, 1996 between Registrant and Comptronix Corporation.

     10.26(9) Agreement and Plan of Merger dated July 22, 1997 among Registrant, SANM Acquisition Subsidiary, Inc. and Elexsys International, Inc.

     10.26(10)    Agreement and Plan of Merger dated September 2, 1998 among
                  Registrant, SANM Acquisition Subsidiary, Inc. and Altron, Inc.

     10.27(11)    Synthetic Lease Agreement.

     10.28(12)    Agreement and Plan of Merger dated March 30, 1999 among
                  Registrant, SANM Acquisition Subsidiary, Inc. and
                  Manu-Tronics, Inc.

     10.29(14)    1999 Stock Plan and form of agreement thereunder.

     10.30(20)    1995 Director Option Plan and form of agreement thereunder.

     10.31(21)    1996 Supplemental Stock Plan and form of agreement thereunder.

     10.32(15)    Hadco 1998 Stock Plan as Amended and Restated March 3,
                  19991998 and form of agreement thereunder.

     10.33(16)    Hadco 1995 NSO Stock Plan as Amended and Restated July 1,
                  19981998 and form of agreement thereunder.

     10.34(17)    Hadco 1990 NSO Stock Plan as Amended and Restated April 7,
                  1998 and form of agreement thereunder.

     10.35(22)    Agreement and Plan of Merger dated April 17, 2000 among
                  Registrant, SANM Acquisition Subsidiary, Inc. and Hadco
                  Corporation.

     10.36(23)    Form of Shareholder Agreement dated May 31, 2000 among
                  Registrant, Essex AB and the shareholders of Essex AB.

     10.37(24)    Indenture dated July 22, 1999 between Registrant and Wells
                  Fargo Bank, N.A. as Trustee.

     10.38(25)    Indenture dated September 13, 2000 between Registrant and
                  Wells Fargo Bank, N.A. as Trustee.

     10.39(26)    Form of Indemnification Agreement executed by Registrant and its officers and directors pursuant to Delaware reincorporation.

     10.40* Employment Agreement dated July 13, 2001 between the Registrant, SCI Systems, Inc. and A. Eugene Sapp, Jr.

     10.41*       Employment Agreement between the Registrant and Robert C.
                  Bradshaw.

     13(13)       Annual Report.

     21           Subsidiaries of the Registrant.

     23.1         Consent of Arthur Andersen LLP, Independent Auditors.

     23.2         Consent of Ernst & Young LLP, Independent Accountants.

    EXHIBIT
    NUMBER                                   EXHIBITS
    -------                                  --------
     23.3         Consents of WSGR as to legal matters and tax opinion (included in Exhibits 5.1 and 8.1, respectively).

     23.4         Consent of PGFM (included in Exhibit 8.2).

     24.1         Power of Attorney (see page II-5 of this Registration
                  Statement on Form S-4).

     99.1         Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     99.2         Consent of Goldman, Sachs & Co.

     99.3         Form of SCI Systems, Inc. Proxy.

     99.4         Form of Sanmina Corporation Proxy.

-----------------

*     To be filed supplementally.

(1) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Registration Statement on Form S-1, No. 33-70700 filed with the Securities and Exchange Commission ("SEC") on February 19, 1993.

(2) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Registration Statement on Form S-1 No. 33-70700 filed with the SEC on October 22, 1993.

(3) Incorporated by reference to exhibit 2 previously filed with Registrant's Report on Form 8-K filed with the SEC on October 28, 1994.

(4) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Report on Form 10-K filed with the SEC on December 29, 1994.

(5) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Report on Form 10-Q filed with the SEC on July 31, 1995.

(6) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Report on Form 10-K for the fiscal year ended September 30, 1995.

(7) Incorporated by reference to exhibit 2 previously filed with the Registrant's Report on Form 8-K filed with the SEC on November 15, 1996.

(8) Incorporated by reference to the like numbered exhibit previously filed with Registrant's Report on Form 10-K for the fiscal year ended September 30, 1996 filed with the SEC on December 24, 1996.

(9) Incorporated by reference to exhibit 2.1 previously filed with Registrant's Report on Form 8-K filed with the SEC on November 21, 1997.

(10) Incorporated by reference to exhibit 2.1 previously filed with Registrant's Report on Form 8-K filed with the SEC on September 4, 1998.

(11) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Report on Form 10-K for the fiscal year ended September 30, 1998 filed with the SEC on December 21, 1998.

(12) Incorporated by reference to exhibit 2.1 previously filed with Registrant's Report on Form 8-K filed with the SEC on April 29, 1999.


(13) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Report on Form 10-K filed with the SEC on December 18, 2000.

(14) Incorporated by reference to the like-numbered exhibit previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on May 25, 1999.

(15) Incorporated by reference to Exhibit 4.1 previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on June 23, 2000.

(16) Incorporated by reference to Exhibit 4.2 previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on June 23, 2000.

(17) Incorporated by reference to Exhibit 4.3 previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on June 23, 2000.

(18) Incorporated by reference to Exhibit 3.1(a) to Sanmina's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 filed on May 11, 2001.

(19) Incorporated by reference to the like numbered exhibit previously filed with Registrant's Registration Statement on Form 8-A No. 000-21272 filed with the SEC on May 25, 2001.

(20) Incorporated by reference to Exhibit 10.4 previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on March 19, 1997.

(21) Incorporated by reference to Exhibit 10.1 previously filed with Registrant's Registration Statement on Form S-8 filed with the SEC on March 19, 1997.

(22) Incorporated by Reference to Exhibit 2.1 previously filed with Registrant's Registration Statement on Form S-4, No. 333-37526 filed with the SEC on May 22, 2000.

(23) Incorporated by Reference to Exhibit 2.1 previously filed with Registrant's Registration Statement on Form S-3, No. 333-39316 filed with the SEC on June 14, 2000.

(24) Incorporated by reference to Exhibit 25.1 previously filed with Registrant's Registration Statement on form S-3, No. 333-84221 filed with the SEC on November 20, 2000.

(25) Incorporated by reference to Exhibit 4.1 previously filed with Registrant's Registration Statement on form S-3, No. 333-50282 filed with the SEC on July 30, 1999.

(26) Incorporated by reference to the like-numbered exhibits previously filed with Registrant's Registration Statement on Form S-1, No. 33-70700 filed with the SEC on February 19, 1993.